Exhibit 99.1

Itaú Unibanco Holding S.A.

September 30, 2015

Complete Financial Statements in IFRS

Report on review of consolidated interim financial statements

To the Board of Directors and Stockholders

Itaú Unibanco Holding S.A.

Introduction

We have reviewed the accompanying consolidated interim balance sheet of Itaú Unibanco Holding S.A. and its subsidiaries (Consolidated) as at September 30, 2015, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for the nine-month period then ended and the consolidated statements of income, comprehensive income and cash flows for the quarter then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with International Accounting Standard (IAS) 34 - "Interim Financial Reporting" issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" and ISRE 2410 - "Review of Interim Financial Information Performed by the Independent Auditor of the Entity", respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the consolidated interim financial statements

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements do not present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and its subsidiaries as at September 30, 2015, and their consolidated financial performance and cash flows for the quarter and nine-month period then ended, in accordance with IAS 34 - "Interim Financial Reporting", issued by the International Accounting Standards Board (IASB).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	2

Other matters

Supplementary information - statement of value added

We also have reviewed the consolidated statement of value added for the quarter and nine-month period ended September 30, 2015, which is the responsibility of the Company's management. The presentation of this statement is required by the Brazilian corporate legislation for listed companies, but it is considered supplementary information for International Financial Reporting Standards (IFRS). This statement was subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that, in all material respects, in accordance to the consolidated financial statements taken as a whole.

São Paulo, October 30, 2015

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Washington Luiz Pereira Cavalcanti

Contador CRC 1SP172940/O-6

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	3

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet

(In millions of Reais)

Assets	Note	09/30/2015	12/31/2014
Cash and deposits on demand	4	18,138	17,527
Central Bank compulsory deposits	5	65,263	63,106
Interbank deposits	6	31,599	23,081
Securities purchased under agreements to resell	6	198,185	208,918
Financial assets held for trading	7a	165,387	132,944
Pledged as collateral		33,784	37,366
Other		131,603	95,578
Financial assets designated at fair value through profit or loss	7b	635	733
Derivatives	8 and 9	34,277	14,156
Available-for-sale financial assets	10	88,267	78,360
Pledged as collateral		16,554	22,250
Other		71,713	56,110
Held-to-maturity financial assets	11	42,406	34,434
Pledged as collateral		8,629	6,102
Other		33,777	28,332
Loan operations and lease operations portfolio, net	12	452,040	430,039
Loan operations and lease operations portfolio		477,712	452,431
(-) Allowance for loan and lease losses		(25,672)	(22,392)
Other financial assets	20a	56,708	53,649
Investments in associates and joint ventures	13	4,336	4,090
Goodwill	3a and d	2,065	1,961
Fixed assets, net	15	8,803	8,711
Intangible assets, net	16	6,285	6,134
Tax assets		54,113	35,243
Income tax and social contribution - current		2,510	3,329
Income tax and social contribution - deferred	27b	48,811	31,129
Other		2,792	785
Assets held for sale	36	386	196
Other assets	20a	13,040	13,921
Total assets		1,241,933	1,127,203

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	4

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet

(In millions of Reais)

Liabilities and stockholders' equity	Note	09/30/2015	12/31/2014
Deposits	17	300,729	294,773
Securities sold under repurchase agreements	19a	302,454	288,683
Financial liabilities held for trading	18	397	520
Derivatives	8 and 9	42,952	17,350
Interbank market debt	19a	139,799	122,586
Institutional market debt	19b	95,331	73,242
Other financial liabilities	20b	67,027	71,492
Reserves for insurance and private pension	30c ll	123,252	109,778
Liabilities for capitalization plans		3,036	3,010
Provisions	32	18,654	17,027
Tax liabilities		5,651	4,465
Income tax and social contribution - current		3,430	2,835
Income tax and social contribution - deferred	27b II	297	201
Other		1,924	1,429
Other liabilities	20b	31,038	23,660
Total liabilities		1,130,320	1,026,586
Capital	21a	85,148	75,000
Treasury shares	21a	(3,549)	(1,328)
Additional paid-in capital	21c	1,609	1,508
Appropriated reserves	21d	6,587	8,210
Unappropriated reserves	21e	20,690	16,301
Cumulative other comprehensive income		(742)	(431)
Total stockholders’ equity attributed to the owners of the parent company		109,743	99,260
Non-controlling interests		1,870	1,357
Total stockholders’ equity		111,613	100,617
Total liabilities and stockholders' equity		1,241,933	1,127,203

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	5

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Income

Periods ended

(In millions of Reais, except for number of shares and earnings per share information)

	Note	07/01 to 09/30/2015	07/01 to 09/30/2014	01/01 to 09/30/2015	01/01 to 09/30/2014
Banking product		17,061	22,178	64,041	68,035
Interest and similar income	23a	40,219	30,708	109,180	87,411
Interest and similar expense	23b	(18,095)	(21,621)	(53,087)	(51,116)
Dividend income		8	7	23	119
Net gain (loss) from investment securities and derivatives	23c	(4,649)	(123)	(3,320)	271
Foreign exchange results and exchange variations on transactions		(9,824)	4,294	(16,197)	6,055
Banking service fees	24	7,359	6,745	21,593	19,420
Income from insurance, private pension and capitalization operations before claim and selling expenses		1,721	1,806	4,972	5,198
Income from insurance and private pension	30b III	5,726	6,005	16,415	17,269
Premium reinsurance	30b III	(18)	(291)	(55)	(970)
Change in reserves for insurance and private pension		(4,142)	(4,051)	(11,817)	(11,512)
Revenue from capitalization plans		155	143	429	411
Other income	25	322	362	877	677
Losses on loans and claims		(5,213)	(3,715)	(15,262)	(12,076)
Expenses for allowance for loan and lease losses	12b	(5,870)	(4,554)	(17,365)	(14,271)
Recovery of loans written-off as loss		1,095	1,399	3,294	3,721
Expenses for claims		(440)	(1,055)	(1,203)	(1,803)
Recovery of claims under reinsurance		2	495	12	277
Banking product net of losses on loans and claims		11,848	18,463	48,779	55,959
Other operating income (expenses)		(13,202)	(11,691)	(38,110)	(34,623)
General and administrative expenses	26	(12,717)	(10,653)	(34,943)	(31,074)
Tax expenses		(632)	(1,174)	(3,604)	(3,908)
Share of profit or (loss) in associates and joint ventures	13	147	136	437	359
Income before income tax and social contribution	27	(1,354)	6,772	10,669	21,336
Current income tax and social contribution		(3,318)	(1,796)	(8,259)	(7,164)
Deferred income tax and social contribution		13,970	1,008	18,605	1,256
Net income		9,298	5,984	21,015	15,428
Net income attributable to owners of the parent company	28	9,202	5,893	20,720	15,210
Net income attributable to non-controlling interests		96	91	295	218
Earnings per share - basic	28
Common		1.54	0.98	3.45	2.53
Preferred		1.54	0.98	3.45	2.53
Earnings per share - diluted	28
Common		1.53	0.97	3.44	2.52
Preferred		1.53	0.97	3.44	2.52
Weighted average number of shares outstanding - basic	28
Common		3,047,037,403	3,047,037,403	3,047,037,403	3,047,037,403
Preferred		2,920,586,399	2,972,298,925	2,950,253,249	2,966,794,367
Weighted average number of shares outstanding - diluted	28
Common		3,047,037,403	3,047,037,403	3,047,037,403	3,047,037,403
Preferred		2,967,863,067	3,006,323,040	2,981,365,132	2,995,995,360

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	6

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Comprehensive Income

Periods ended

(In millions of Reais)

	Note	07/01 to 09/30/2015	07/01 to 09/30/2014	01/01 to 09/30/2015	01/01 to 09/30/2014
Net income		9,298	5,984	21,015	15,428
Available-for-sale financial assets		(1,612)	16	(1,610)	694
Change in fair value		(4,600)	(434)	(5,272)	568
Income tax effect		1,902	182	2,126	(210)
(Gains) / losses transferred to income statement	23c	1,809	449	2,560	558
Income tax effect		(723)	(181)	(1,024)	(222)
Hedge		(1,701)	(203)	(2,496)	149
Cash flow hedge	9	681	286	810	111
Change in fair value		1,493	523	1,747	195
Income tax effect		(812)	(237)	(937)	(84)
Hedge of net investment in foreign operation	9	(2,382)	(489)	(3,306)	38
Change in fair value		(4,102)	(815)	(5,840)	64
Income tax effect		1,720	326	2,534	(26)
Remeasurements of liabilities for post-employment benefits (*)		(55)	7	(38)	36
Remeasurements	29	7	14	39	62
Income tax effect		(62)	(7)	(77)	(26)
Foreign exchange differences on foreign investments		2,727	548	3,833	(182)
Total comprehensive income		8,657	6,352	20,704	16,125
Comprehensive income attributable to non-controlling interests		96	91	295	218
Comprehensive income attributable to the owners of the parent company		8,561	6,261	20,409	15,907

 (*) Amounts that will not be subsequently reclassified to income.

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	7

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Changes in Stockholders’ Equity (Notes 21 and 22)

Periods ended September 30, 2015 and 2014

(In millions of Reais)

	Attributed to owners of the parent company
							Other comprehensive income
	Capital	Treasury shares	Additional paid-in capital	Appropriated reserves	Unappropriated reserves	Retained earnings	Available for sale (1)	Remeasurements of liabilities of post- employment benefits	Cumulative translation adjustments abroad	Gains and losses – hedge (2)	Total stockholders’ equity – owners of the parent company	Total stockholders’ equity – non- controlling interests	Total
Balance at 01/01/2014	60,000	(1,854)	984	13,468	12,138	-	(1,183)	(379)	1,283	(1,234)	83,223	969	84,192
Transactions with owners	15,000	509	113	(15,000)	-	(3,208)	-	-	-	-	(2,586)	161	(2,425)
Capital increase - Statutory Reserve	15,000	-	-	(15,000)	-	-	-	-	-	-	-	-	-
Treasury shares - granting of stock options – exercised options	-	509	113	-	-	-	-	-	-	-	622	-	622
Granting of stock options – exercised options	-	509	(44)	-	-	-	-	-	-	-	465	-	465
Granted options recognized	-	-	157	-	-	-	-	-	-	-	157	-	157
(Increase) / Reduction of interest of controlling stockholders	-	-	-	-	-	-	-	-	-	-	-	170	170
Dividends and interest on capital - Statutory Reserve (Note 21b)	-	-	-	-	-	(3,208)	-	-	-	-	(3,208)	(9)	(3,217)
Dividends / Interest on capital paid in 2014 - Year 2013 - Special profit reserve	-	-	-	(2,597)	-	-	-	-	-	-	(2,597)	-	(2,597)
Corporate reorganizations (Note 3b)	-	-	-	(479)	-	-	-	-	-	-	(479)	-	(479)
Other	-	-	-	(11)	-	-	-	-	-	-	(11)	-	(11)
Total comprehensive income	-	-	-	-	-	15,210	694	36	(182)	149	15,907	218	16,125
Net income	-	-	-	-	-	15,210	-	-	-	-	15,210	218	15,428
Other comprehensive income for the period	-	-	-	-	-	-	694	36	(182)	149	697	-	697
Appropriations:
Legal reserve	-	-	-	619	-	(619)	-	-	-	-	-	-	-
Statutory reserve	-	-	-	8,555	2,828	(11,383)	-	-	-	-	-	-	-
Balance at 09/30/2014	75,000	(1,345)	1,097	4,555	14,966	-	(489)	(343)	1,101	(1,085)	93,457	1,348	94,805
Change in the period	15,000	509	113	(8,913)	2,828	-	694	36	(182)	149	10,234	379	10,613
Balance at 01/01/2015	75,000	(1,328)	1,508	8,210	16,301	-	(600)	(177)	1,723	(1,377)	99,260	1,357	100,617
Transactions with owners	10,148	(2,221)	101	(10,148)	-	(4,375)	-	-	-	-	(6,495)	218	(6,277)
Capital increase - Statutory Reserve	10,148	-	-	(10,148)	-	-	-	-	-	-	-	-	-
Treasury shares - granting of stock options	-	(2,221)	47	-	-	-	-	-	-	-	(2,174)	-	(2,174)
Granting of stock options – exercised options	-	299	45	-	-	-	-	-	-	-	344	-	344
Acquisition of treasury shares (Note 21a)	-	(2,520)	-	-	-	-	-	-	-	-	(2,520)	-	(2,520)
Granted options recognized	-	-	2	-	-	-	-	-	-	-	2	-	2
Share-based payment – variable compensation	-	-	54	-	-	-	-	-	-	-	54	-	54
(Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3c)	-	-	-	-	-	-	-	-	-	-	-	275	275
Dividends / interest on capital – Special profit reserve (Note 21b)	-	-	-	-	-	(4,375)	-	-	-	-	(4,375)	(57)	(4,432)
Dividends / Interest on capital paid in 2015 - Year 2014 - Special profit reserve	-	-	-	(2,936)	-	-	-	-	-	-	(2,936)	-	(2,936)
Corporate reorganizations (Note 3b)	-	-	-	(474)	-	-	-	-	-	-	(474)	-	(474)
Other	-	-	-	(8)	(13)	-	-	-	-	-	(21)	-	(21)
Total comprehensive income	-	-	-	-	-	20,720	(1,610)	(38)	3,833	(2,496)	20,409	295	20,704
Net income	-	-	-	-	-	20,720	-	-	-	-	20,720	295	21,015
Other comprehensive income for the period	-	-	-	-	-	-	(1,610)	(38)	3,833	(2,496)	(311)	-	(311)
Appropriations:
Legal reserve	-	-	-	816	-	(816)	-	-	-	-	-	-	-
Statutory reserve	-	-	-	11,127	4,402	(15,529)	-	-	-	-	-	-	-
Balance at 09/30/2015	85,148	(3,549)	1,609	6,587	20,690	-	(2,210)	(215)	5,556	(3,873)	109,743	1,870	111,613
Change in the period	10,148	(2,221)	101	(1,623)	4,389	-	(1,610)	(38)	3,833	(2,496)	10,483	513	10,996

(1) Includes Share of other comprehensive income in associates and joint ventures – Available-for-sale financial assets.

(2) Includes Cash flow hedge and hedge of net investment in foreign operation.

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	8

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

(In millions of Reais)

	Note	07/01 to 09/30/2015	07/01 to 09/30/2014	01/01 to 09/30/2015	01/01 to 09/30/2014
Adjusted net income		9,073	9,765	35,127	44,118
Net income		9,298	5,984	21,015	15,428
Adjustments to net income:		(225)	3,781	14,112	28,690
Granted options recognized and share-based payment – variable compensation		80	54	56	157
Effects of changes in exchange rates on cash and cash equivalents		(7,321)	(1,777)	(10,550)	1,712
Expenses for allowance for loan and lease losses	12b	5,870	4,554	17,365	14,271
Interest and foreign exchange expense from operations with subordinated debt		8,840	2,767	14,275	4,784
Change in reserves for insurance and private pension		4,142	4,051	11,817	11,512
Revenue from capitalization plans		(155)	(143)	(429)	(411)
Depreciation and amortization	15 and 16	704	641	2,085	1,862
Interest expense from provision for contingent and legal liabilities		406	241	1,161	746
Provision for contingent and legal liabilities		1,146	802	2,728	2,647
Interest income from escrow deposits		(110)	(108)	(192)	(310)
Deferred taxes (excluding hedge tax effects)	27a	(3,316)	(1,008)	(3,058)	(1,256)
Share of profit or (loss) in associates and joint ventures		(147)	(136)	(437)	(359)
(Gain) loss from available-for-sale securities	23c	1,809	449	2,560	558
Interest and foreign exchange income from available-for-sale financial assets		(7,870)	(5,012)	(15,347)	(5,394)
Interest and foreign exchange income from held-to-maturity financial assets		(4,173)	(1,570)	(7,748)	(1,944)
(Gain) loss from sale of assets held for sale	25 and 26	-	10	23	23
(Gain) loss from sale of investments	25 and 26	43	1	45	14
(Gain) loss from sale of fixed assets	25 and 26	(9)	3	5	30
Other		(165)	(37)	(247)	49
Change in assets and liabilities (*)		992	(11,327)	(75,878)	(19,901)
(Increase) decrease in assets		(46,713)	(28,906)	(89,635)	(45,028)
Interbank deposits		3,201	(707)	2,733	(1,791)
Securities purchased under agreements to resell		(24,870)	(49,408)	(35,067)	(37,831)
Compulsory deposits with the Central Bank of Brazil		(4,243)	16,711	(1,086)	13,142
Financial assets held for trading		1,670	21,300	(31,847)	21,789
Derivatives (assets / liabilities)		5,587	2,570	7,528	2,855
Financial assets designated at fair value through profit or loss		325	152	461	7
Loan operations		(12,160)	(16,310)	(21,957)	(34,953)
Financial assets		(7,619)	(1,512)	(528)	(3,879)
Other tax assets		(12,566)	(887)	(15,812)	45
Other assets		3,962	(816)	5,940	(4,412)
(Decrease) increase in liabilities		47,705	17,579	13,757	25,127
Deposits		8,661	1,541	(11,323)	8,987
Deposits received under securities repurchase agreements		21,660	6,293	13,574	6,008
Financial liabilities held for trading		(199)	(77)	(467)	84
Funds from interbank markets		13,378	4,765	15,896	4,625
Other financial liabilities		4,829	5,440	(7,145)	(741)
Technical reserve for insurance and private pension		367	471	1,657	(676)
Liabilities for capitalization plans		118	144	455	387
Provisions		(234)	(4,300)	(1,249)	(4,891)
Tax liabilities		3,283	4,051	6,467	8,946
Other liabilities		(2,695)	1,029	1,417	8,997
Payment of income tax and social contribution		(1,463)	(1,778)	(5,525)	(6,599)
Net cash from (used in) operating activities		10,065	(1,562)	(40,751)	24,217
Interest on capital / dividends received from investments in associates and joint ventures		13	(4)	119	220
Cash received from sale of available-for-sale financial assets		46	12,453	7,927	55,842
Cash received from redemption of held-to-maturity financial assets		963	629	2,457	1,888
Cash upon sale of assets held for sale		41	18	88	38
Cash upon sale of investments in associates and joint ventures		(43)	(1)	(45)	(14)
Cash and cash equivalents net assets and liabilities due from BMG Seguradora acquisition	3e	-	-	-	(88)
Cash upon sale of fixed assets	15	71	7	82	19
Cash upon sale of intangible assets	16	19	(0)	56	190
Purchase of available-for-sale financial assets		(3,727)	(12,254)	(7,740)	(41,425)
Purchase of held-to-maturity financial assets		(118)	(1,458)	(2,681)	(9,549)
Purchase of fixed assets	15	(287)	(1,057)	(934)	(2,222)
Purchase of intangible assets	16	(327)	(348)	(873)	(910)
Net cash from (used in) investing activities		(3,349)	(2,016)	(1,544)	3,988
Funding from institutional markets		2,548	949	7,482	1,143
Redemptions in institutional markets		(2,158)	(168)	(3,982)	(6,106)
(Acquisition) / Disposal of interest of non-controlling stockholders		(1)	182	275	170
Granting of stock options – exercised options		68	230	344	465
Purchase of treasury shares		(1,273)	-	(2,520)	-
Dividends and interest on capital paid to non-controlling interests		(1)	(6)	(57)	(9)
Dividends and interest on capital paid		(2,037)	(2,019)	(6,740)	(6,072)
Net cash from (used in) financing activities		(2,854)	(832)	(5,198)	(10,409)

Net increase (decrease) in cash and cash equivalents	2.4c and 4	3,862	(4,410)	(47,493)	17,796

Cash and cash equivalents at the beginning of the period	4	77,192	74,507	125,318	55,790
Effects of changes in exchange rates on cash and cash equivalents		7,321	1,777	10,550	(1,712)
Cash and cash equivalents at the end of the period	4	88,375	71,874	88,375	71,874
Additional information on cash flow
Interest received		30,773	30,753	94,163	86,945
Interest paid		11,335	16,908	40,473	47,606
Non-cash transactions
Loans transferred to assets held for sale		-	9	-	16
Dividends and interest on capital declared and not yet paid		(856)	(849)	1,728	896

(*) Includes the amounts of interest received and paid as shown above.

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	9

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Added Value

(In millions of Reais)

	07/01 to 09/30/2015	07/01 to 09/30/2014	01/01 to 09/30/2015	01/01 to 09/30/2014
Income	30,381	40,644	103,057	108,601
Interest, similar income and other	25,754	34,886	89,686	93,856
Banking services	7,359	6,745	21,593	19,420
Income from insurance, private pension and capitalization operations before claim and selling expenses	1,721	1,806	4,972	5,198
Result of loan losses	(4,775)	(3,155)	(14,071)	(10,550)
Other	322	362	877	677
Expenses	(21,301)	(24,120)	(61,301)	(58,421)
Interest, similar income and other	(18,095)	(21,621)	(53,087)	(51,116)
Other	(3,206)	(2,499)	(8,214)	(7,305)
Inputs purchased from third parties	(3,603)	(3,355)	(10,514)	(9,906)
Materials, energy and others	(202)	(156)	(607)	(475)
Third-party services	(994)	(957)	(2,926)	(2,964)
Other	(2,407)	(2,242)	(6,981)	(6,467)
Data processing and telecommunications	(1,025)	(1,018)	(2,951)	(2,896)
Advertising, promotions and publication	(277)	(247)	(764)	(720)
Installations	(261)	(267)	(746)	(728)
Transportation	(100)	(108)	(299)	(319)
Security	(176)	(157)	(507)	(467)
Travel expenses	(55)	(50)	(159)	(144)
Other	(513)	(395)	(1,555)	(1,193)
Gross added value	5,477	13,169	31,242	40,274
Depreciation and amortization	(646)	(623)	(1,912)	(1,844)
Net added value produced by the company	4,831	12,546	29,330	38,430
Added value received from transfer	147	136	437	359
Total added value to be distributed	4,978	12,682	29,767	38,789
Distribution of added value	4,978	12,682	29,767	38,789
Personnel	4,870	3,949	13,095	11,323
Compensation	3,771	3,237	10,346	9,131
Benefits	897	536	2,166	1,677
FGTS – government severance pay fund	202	176	583	515
Taxes, fees and contributions	(9,510)	2,445	(5,302)	11,147
Federal	(9,799)	2,141	(6,119)	10,369
State	6	53	19	66
Municipal	283	251	798	712
Return on third parties’ assets - Rent	320	304	959	891
Return on own assets	9,298	5,984	21,015	15,428
Dividends and interest on capital	1,493	570	4,432	3,217
Retained earnings (loss) for the period	7,709	5,323	16,288	11,993
Minority interest in retained earnings	96	91	295	218

The accompanying notes are an integral part of these financial statements.

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ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At September 30, 2015 and December 31, 2014 for balance sheet accounts and

From July 1 to September 30, 2015 and 2014 and from January 1 to September 30, 2015 and 2014 for income statement accounts

(In millions of Reais, except information per share)

Note 1 - Overview

ITAÚ UNIBANCO HOLDING S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the Laws of Brazil. The head office of ITAÚ UNIBANCO HOLDING is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, Brazil.

ITAÚ UNIBANCO HOLDING provides a wide range of financial products and services to individual and corporate clients in Brazil and abroad, as to whether these clients have Brazilian links or not through its international branches, subsidiaries and affiliates. In Brazil we serve retail clients through the branch network of Itaú Unibanco S.A. (“Itaú Unibanco”) and to wholesale clients through Banco Itaú BBA S.A. (“Itaú BBA”), and overseas through branches in New York, Grand Cayman, Tokyo, and Nassau, and through subsidiaries mainly in Argentina, Chile, the US (New York and Miami), and Europe (Lisbon, London, Luxembourg and Switzerland), Cayman Islands, Paraguay, Uruguay and Colombia.

ITAÚ UNIBANCO HOLDING is a holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51% of our common shares, and which is jointly controlled by (i) Itaúsa Investimentos Itaú S.A., (“Itaúsa”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. Johnston”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 38.7% of ITAÚ UNIBANCO HOLDING common shares.

As described in Note 34, the operations of ITAÚ UNIBANCO HOLDING are divided into three operating and reportable segments: (1) Retail Banking, which comprises the retail and high net worth clients (Itaú Uniclass and Personnalité) and the corporate segment (very small and small companies); (2) Wholesale Banking, which covers the wholesale products and services for middle-market and large companies, as well as the investment banking, in addition to the activities of the Latin America unit and (3) Activities with the Market + Corporation, which essentially manages the financial result associated with capital surplus, subordinated debt, and net debt of tax credits and debits of ITAÚ UNIBANCO HOLDING.

These consolidated financial statements were approved by the Executive Board on October 30, 2015.

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Note 2 – Significant accounting policies

The significant accounting policies applied in the preparation of these consolidated financial statements are set out below.

2.1.	Basis of Preparation

These consolidated financial statements of ITAÚ UNIBANCO HOLDING were prepared taking into consideration that the National Monetary Council (CMN) Resolution No. 3,786 established that as of December 31, 2010, annual consolidated financial statements shall be prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standard Board (IASB).

These consolidated financial statements have been presented following the accounting practices described in this note.

These interim financial statements were prepared in accordance with IAS 34 - Interim Financial Reporting using the option to present complete consolidated financial statements instead of condensed consolidated financial statements.

In the preparation of these consolidated financial statements, ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement and disclosure established in the IFRS and the interpretations of the International Financial Reporting Interpretation Committee (IFRIC) described in this note. For this reason, these Consolidated Financial Statements are in full compliance with the standards issued by the IASB and the interpretations issued by the IFRIC.

The Consolidated Statement of Cash Flows shows the changes in cash and cash equivalents during the period from operating, investing, and financing activities. Cash and cash equivalents include highly-liquid financial investments (Note 2.4c).

Cash flows from operating activities are presented under the indirect method. Consolidated net income is adjusted for non-monetary items, such as measurement gains and losses, changes in provisions and in receivables and liabilities balances. All income and expense arising from non-monetary transactions, attributable to investing and financing activities, are eliminated. Interest received or paid are classified as operating cash flows.

2.2.	New accounting standards and new accounting standards changes and interpretations

a)	Accounting standards applicable for period ended September 30, 2015

•	IAS 19 (R1) – “Employee Benefits” – the entity should take into account the contributions by employees and third parties in the recording of defined benefit plans. There are no impacts from this change, since ITAÚ UNIBANCO HOLDING has already considered these procedures.

b)	Accounting standards recently issued and applicable in future periods

The following pronouncements will become applicable for periods after the date of these consolidated financial statements and were not early adopted:

•	IFRS 9 – “Financial instruments” – The purpose of the pronouncement is to replace IAS 39 - “Financial instruments: recognition and measurement”. IFRS 9 includes: (a) a logical classification and measurement model; (b) a single impairment model for financial instruments, which offers a response to expected losses; (c) the removal of volatility in income arising from own credit risk; and (d) a new hedge accounting approach. Effective for annual periods beginning on January 1, 2018. Any possible impacts arising from adopting these changes are being assessed and will be completed up to the date this standard comes into force.

•	IFRS 15 – “Revenue from Contracts with Customers” – The purpose of the pronouncement is to replace IAS 18 and IAS 11, as well as interpretations related thereto (IFRICs 13, 15 and 18). It requires that revenue is recognized in a way that shows the transfer of assets or services to the client for an amount that reflects the company’s expectation of having in consideration the rights to these assets or services. Effective for annual periods beginning on January 1, 2018. Possible impacts arising from this change are being analyzed and will be completed by the date the standard is in force.

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•	Amendment to IFRS 11 – “Joint Arrangements” – This amendment establishes criteria for the accounting of an acquisition of an interest in joint ventures and joint operations, when the operation constitutes a business, in accordance with the methodology established in IFRS 3 – “Business Combinations”. Effective for annual periods beginning on January 1, 2016, with early adoption permitted by IASB. The impact of this amendment will be due only in case of acquisition of joint control.

•	Amendment to IAS 16 – “Property, Plant and Equipment” and IAS 38 “Intangible Assets” – The amendment clarifies the base principle for depreciation and amortization as being the expected standard of consumption of future economic benefits embodied in the asset. Effective for annual periods beginning on January 1, 2016, with early adoption permitted by IASB. No material impacts arising from this amendment were identified for the consolidated financial statements of ITAÚ UNIBANCO HOLDING.

•	Amendment to IFRS 10 – “Consolidated Financial Statements” and IAS 28 – “Investments in Associates and Joint Ventures ‘- These amendments relate to an inconsistency between the requirements of IFRS 10 and IAS 28 when addressing the sale or contribution of assets between an investor and its affiliates or joint ventures. Effective for annual periods beginning on January 1, 2016. No material impacts arising from this amendment on the consolidated financial statements of ITAÚ UNIBANCO HOLDING were identified.

•	IASB Annual Improvement Cycle (2012-2014) – Annually IASB makes minor amendments to a series of pronouncements to clarify the standards and avoid double interpretation. In this cycle IFRS 5 – “Non-Current Assets Held for Sale and Discontinued Operations”, IFRS 7 – “Financial Instruments: Disclosures”, IAS 19 – “Employee Benefits”, and IAS 34 – “Interim Financial Reporting” were reviewed.Effective for annual periods beginning on January 1, 2016. No material impacts arising from this change on the consolidated financial statements of ITAÚ UNIBANCO HOLDING were identified.

•	Amendment to IAS 1 – “Presentation of Financial Statements” – This amendment is aimed at encouraging companies to identify which information is sufficiently material to be disclosed in the financial statements. It also clarifies that materiality is applicable to the full set of financial statements, including the notes to the financial statements, and it is applicable to any and all disclosure requirements in connection with the IFRS standards. It is effective for annual periods beginning on January 1, 2016. Possible impacts arising from the adoption of this amendment will be assessed up to the date this standard becomes effective.

•	Amendments to IAS 28, IFRS 10 and IFRS 12: Applying the Consolidation Exception: This document comprises guidance for applying the Investment Entities concept. Effective for annual periods beginning on January 1, 2016.

2.3.	Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenue, expenses, gains, and losses over the reporting and subsequent periods, because actual results may differ from those determined in accordance with such estimates and assumptions.

2.3.1	Critical accounting estimates

All estimates and assumptions made by Management are in accordance with IFRS and represent the current best estimates made in compliance with the applicable standards. Estimates are evaluated continuously, considering past experience and other factors.

The Consolidated Financial Statements reflect a variety of estimates and assumptions. The critical accounting estimates and assumptions that have the most significant impact on the carrying amounts of assets and liabilities are described below:

a)	Allowance for loan and lease losses

ITAÚ UNIBANCO HOLDING periodically reviews its portfolio of loans and receivables to evaluate the existence of impairment.

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In order to determine the amount of the allowance for loan and lease losses in the Consolidated Statements of Income with respect to certain receivables or group of receivables, ITAÚ UNIBANCO HOLDING exercises its judgment to determine whether objective evidence indicates that an event of loss has occurred. This evidence may include observable data that indicates that an adverse change has occurred in relation to the expected cash inflows from the counterparty or the existence of a change in local or international economic conditions that correlates with impairment. Management uses estimates based on the history of loss experience in loan operations with similar characteristics and with similar objective evidence of impairment. The methodology and assumptions used for estimating future cash flows are regularly reviewed by Management, considering the adequacy of models and sufficiency of provision volumes in view of the experience of incurred loss.

ITAÚ UNIBANCO HOLDING uses statistical models to calculate the Allowance for Loan and Lease Losses in the homogeneous loan portfolio. ITAÚ UNIBANCO HOLDING periodically carries out procedures to improve these estimates by aligning the required provisions to the levels of losses observed by the historical behavior (as described in Note 2.4g VIII). This alignment aims at ensuring that the volume of allowances reflects the current economic conditions, the composition of the loan portfolios, the quality of guarantees obtained and the profile of our clients. In 2015 and in 2014, there were no such improvements of model assumptions.

The allowance amounted to R$ 25,672 (R$ 22,392 at December 31, 2014).

The details on methodology and assumptions used by the Management are disclosed in Note 2.4g VIII.

b)	Deferred income tax and social contribution

As explained in item 2.4n, deferred tax assets are recognized only in relation to temporary differences and loss carry forwards to the extent that it is probable that ITAÚ UNIBANCO HOLDING will generate future taxable profit for their utilization. The expected realization of ITAÚ UNIBANCO HOLDING´s deferred tax asset is based on the projection of future income and other technical studies, as disclosed in Note 27. The carrying amount of deferred tax assets was R$ 55,044 (R$ 36,619 as of December 31, 2014).

c)	Fair value of financial instruments, including derivatives

The fair value of financial instruments is measured on a recurring basis, in conformity with the requirements of IAS 39 – “Financial instruments: recognition and measurement”. Financial instruments recorded at fair value are assets amounting to R$ 288,566 (R$ 226,193 at December 31, 2014) of which R$ 34,277 are derivatives (R$ 14,156 at December 31, 2014) and liabilities in the amount of R$ 43,349 (R$ 17,870 at December 31, 2014) of which R$ 42,952 are derivatives (R$ 17,350 at December 31, 2014). The fair value of financial instruments, including derivatives that are not traded in active markets, is calculated by using valuation techniques. This calculation is based on assumptions that take into consideration ITAÚ UNIBANCO HOLDING Management´s judgment about market information and conditions existing at the balance sheet date.

ITAÚ UNIBANCO HOLDING ranks the fair value measurements using a fair value hierarchy that reflects the significance of inputs adopted in the measurement process. There are three broad levels related to the fair value hierarchy, detailed in Note 31.

The team in charge of the pricing of assets, in accordance with the governance defined by the committee and regulatory circulars, carries out critical analyses of the information extracted from the market and from time to time reassesses the long-term of indexes. At the end of the monthly closings, the areas meet for a new round of analyses for the maintenance of the classification in connection with the fair value hierarchy. ITAÚ UNIBANCO HOLDING believes that all methodologies adopted are appropriate and consistent with market participants. Regardless of this fact, the adoption of other methodologies or use of different assumptions to estimate fair values may result in different fair value estimates.

The methodologies used to estimate the fair value of certain financial instruments are described in Note 31.

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d)	Defined benefit pension plan

At September 30, 2015, an amount of R$ (88) (R$ (104) at December 31, 2014) was recognized as an asset related to pension plans. The current amount of the pension plan obligations is obtained from actuarial calculations that use a variety of assumptions. Among the assumptions used for estimating the net cost (income) of these plans is the discount rate. Any changes in these assumptions will affect the carrying amount of pension plan assets and liabilities.

ITAÚ UNIBANCO HOLDING determines the appropriate discount rate at the end of each year, which is used for determining the present value of estimated future cash outflows necessary for settling the pension plan liabilities. In order to determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING considers the interest rates of the Brazilian federal government bonds that are denominated in Brazilian Reais, the currency in which the benefits will be paid, and that have maturity terms approximating the terms of the related liabilities.

Should the discount rate currently used be lowered by 0.5% than Management’s estimates, then the actuarial amount of the pension plan obligations would be increased by approximately R$ 668, with impact on the amount recognized with effect on Stockholder’s Equity – Other Comprehensive Income before taxes – of R$ 315, net of the effects of Asset Ceiling.

Other important assumptions for pension plan obligations are in part based on current market conditions. Additional information is disclosed in Note 29.

e)	Provisions, contingencies and other commitments

ITAÚ UNIBANCO HOLDING periodically reviews its contingencies. These contingencies are evaluated based on Management´s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated.

Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions.

Contingent amounts are measured using appropriate models and criteria, despite the uncertainty surrounding the ultimate timing and amounts, as detailed in Note 32.

The carrying amount of these contingencies was R$ 18,654 (R$ 17,027 at December 31, 2014).

f)	Technical provisions for insurance and pension plan

Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING to its policyholders and participants. These obligations may be short-term liabilities (property and casualty insurance) or medium and long-term liabilities (life insurance and pension plans).

The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets.

The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING, benchmarks and experience of the actuary, in order to comply with best market practices and the continuous review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period.

Additional information is described in Note 30.

2.3.2 Critical judgments in accounting policies

a) Goodwill

The impairment test for goodwill involves estimates and significant judgments, including the identification of cash generation units and the allocation of goodwill to such units based on the expectations of which ones will benefit from the acquisition. Determining the expected cash flows and a risk-adjusted interest rate for each unit requires that management exercises judgment and estimates. Annually submitted to the impairment test and, at September 30, 2015 and 2014, ITAÚ UNIBANCO HOLDING did not identify goodwill impairment losses.

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2.4.	Summary of main accounting practices

a)	Consolidation

I.	Subsidiaries

Before January 1, 2013, ITAÚ UNIBANCO HOLDING consolidated its subsidiaries in accordance with IAS 27 – “Consolidated and separate financial statements”, and its specific purpose entities, defined in accordance with the SIC 12 – “Consolidation – special purpose entities”, in its Consolidated Financial Statements. As of January 1, 2013, ITAÚ UNIBANCO HOLDING adopted IFRS 10 – “Consolidated financial statements”, which replaced IAS 27 and SIC 12.

In accordance with IFRS 10, subsidiaries are all entities in which ITAÚ UNIBANCO HOLDING holds control. ITAÚ UNIBANCO HOLDING controls an entity when it is exposed to, or is entitled to, its variable returns derived from its involvement with such entity, and has the capacity to impact such returns.

Subsidiaries are fully consolidated as from the date in which ITAÚ UNIBANCO HOLDING obtains its control and are no longer consolidated as from the date such control is lost.

On January 1, 2013 ITAÚ UNIBANCO HOLDING assessed its investments to determine whether the conclusions regarding the consolidation in accordance with IFRS 10 differ from those conclusions reached in accordance with IAS 27 and SIC 12.

No adjustment is required for those investments already consolidated in accordance with IAS 27 and SIC 12 and which remain consolidated in accordance with IFRS 10 on January 1, 2013 or for those investments not consolidated in accordance with IAS 27 and SIC 12 and which continue not being consolidated in accordance with IFRS 10.

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The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital at September 30, 2015, and December 31, 2014:

				Interest in voting capital at		Interest in total capital at
		Incorporation country	Activity	09/30/2015	12/31/2014	09/30/2015	12/31/2014
Banco Itaú Argentina S.A.		Argentina	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú BBA S.A.		Brazil	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú Chile		Chile	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú BMG Consignado S.A	(Note 3c)	Brazil	Financial institution	60.00%	60.00%	60.00%	60.00%
Banco Itaú Paraguay S.A.		Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Suisse S.A.		Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.		Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização		Brazil	Capitalization	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil		Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento		Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.		Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA Colombia S.A. Corporación Financiera		Colombia	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc		United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú BBA USA Securities Inc.		United States	Broker	100.00%	100.00%	100.00%	100.00%
Itaú BMG Seguradora S.A.	(Note 3c)	Brazil	Insurance	60.00%	60.00%	60.00%	60.00%
Itaú Corretora de Valores S.A.		Brazil	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.		Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco Financeira S.A. - Crédito, Financiamento e Investimento	(*)	Brazil	Consumer finance credit	-	100.00%	-	100.00%
Itaú Unibanco S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.		Brazil	Pension plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Soc. Cred. Financiamento Investimento		Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A. - REDE		Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%

 (*) Company merged in 01/31/2015 by Itaú Unibanco S.A. and Itaú BBA Participações S.A

ITAÚ UNIBANCO HOLDING is committed to maintaining the minimum capital required by all these joint ventures, noteworthy is that for all FIC - Financeira Itaú CBD S.A Crédito, Financiamento e Investimento the minimum capital percentage is 25.0% higher than that required by the Central Bank of Brazil (Note 33).

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II.	Business combinations

Accounting for business combinations under IFRS 3 (R) is only applicable when a business is acquired. Under IFRS 3 (R), a business is defined as an integrated set of activities and assets that is conducted and managed for the purpose of providing a return to investors, or cost reduction or other economic benefits. In general, a business consists of inputs, processes applied to those inputs and outputs that are, or will be, used to generate income. If there is goodwill in a set of activities or transferred assets, this is presumed to be a business. For acquisitions that meet the definition of business, accounting under the purchase method is required.

The acquisition cost is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the exchange date, plus costs directly attributable to the acquisition. Acquired assets and assumed liabilities and contingent liabilities identifiable in a business combination are initially measured at fair value at the date of acquisition, regardless of the existence of non-controlling interests. The excess of the acquisition cost, plus non-controlling interests, if any, over the fair value of identifiable net assets acquired, is accounted for as goodwill.

The treatment of goodwill is described in Note 2.4k. If the cost of acquisition, plus non-controlling interests, if any, is lower than the fair value of identifiable net assets acquired, the difference is directly recognized in income.

For each business combination, the purchaser should measure any non-controlling interest in the acquired company at the fair value or amount proportional to its interest in net assets of the acquired company.

III.	Transactions with non-controlling stockholders

IFRS 10 – “Consolidated financial statements” establishes that, changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in consolidated stockholders' equity.

b)	Foreign currency translation

I.	Functional and presentation currency

The consolidated financial statements of ITAÚ UNIBANCO HOLDING are presented in reais, which is its functional and presentation currency. For each subsidiary and investment in associates and joint ventures, ITAÚ UNIBANCO HOLDING defined the functional currency, as set forth in IAS 21.

The assets and liabilities of subsidiaries with a functional currency other than the Brazilian real are translated as follows:

•	assets and liabilities are translated at the closing rate at the balance sheet date.
•	income and expenses are translated at monthly average exchange rates.
•	exchange differences arising from currency translation are recorded in other comprehensive income.

II.	Foreign currency transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income as part of foreign exchange results and exchange variations on transactions and amount to R$ 20,954 for the period for the period January 1 to September 30, 2015 (R$ 1,219 for the period January 1 to September 30, 2014).

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In the case of monetary assets classified as available-for-sale, the exchange differences resulting from a change in the amortized cost of the instrument are recognized in the income statement, while those resulting from other changes in the carrying amount, except impairment losses, are recognized in other comprehensive income until derecognition or impairment.

c)	Cash and cash equivalents

ITAÚ UNIBANCO HOLDING defines cash and cash equivalents as cash and current accounts in banks (included in the heading cash and deposits on demand on the consolidated balance sheet), interbank deposits and securities purchased under agreements to resell that have original maturities of up to 90 days or less, as shown in Note 4.

d)	Central Bank Compulsory deposits

The Central Banks of the countries in which ITAÚ UNIBANCO HOLDING operates currently impose a number of compulsory deposit requirements on financial institutions. Such requirements are applied to a wide range of banking activities and operations, such as demand, savings, and time deposits. In the case of Brazil, the acquisition and deposit of Brazilian federal government securities is also required.

Compulsory deposits are initially recognized at fair value and subsequently at amortized cost, using the effective interest rate method as detailed in Note 2.4g VI.

e)	Interbank deposits

ITAÚ UNIBANCO HOLDING recognizes its interbank deposits in the balance sheet initially at fair value and subsequently at the amortized cost using the effective interest method as detailed in Note 2.4g VI.

f)	Securities purchased under agreements to resell and sold under repurchase agreements

ITAÚ UNIBANCO HOLDING has purchased securities with resale agreement (resale agreements), and sold securities with repurchase agreement (repurchase agreement) of financial assets. Resale and repurchase agreements are accounted for under Securities purchased under agreements to resell and Securities sold under repurchase agreements, respectively.

The amounts invested in resale agreement transactions and borrowed in repurchase agreement transactions are initially recognized in the balance sheet at the amount advanced or raised, and subsequently measured at amortized cost. The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method. Interest earned in resale agreement transactions and incurred in repurchase agreement transactions is recognized in Interest and similar income and Interest and similar expense, respectively.

The financial assets accepted as collateral in our resale agreements can be used by us, if provided for in the agreements, as collateral for our repurchase agreements or can be sold.

In Brazil, control over custody of financial assets is centralized and the ownership of investments under resale and repurchase agreements is temporarily transferred to the buyer. ITAÚ UNIBANCO HOLDING strictly monitors the fair value of financial assets received as collateral under our resale agreements and adjusts the collateral amount when appropriate.

Financial assets pledged as collateral to counterparties are also recognized in the consolidated financial statements. When the counterparty has the right to sell or re-pledge such instruments, they are presented in the balance sheet under the appropriate class of financial assets.

g)	Financial assets and liabilities

In accordance with IAS 39, all financial assets and liabilities, including derivative financial instruments, shall be recognized in the balance sheet and measured based on the category in which the instrument is classified.

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Financial assets and liabilities can be classified into the following categories:

•	Financial assets and liabilities at fair value through profit or loss – held for trading
•	Financial assets and liabilities at fair value through profit or loss – designated at fair value
•	Available-for-sale financial assets
•	Held-to-maturity financial assets
•	Loans and receivables
•	Financial liabilities at amortized cost

The classification depends on the purpose for which financial assets were acquired or financial liabilities were assumed. Management determines the classification of financial instruments at initial recognition.

ITAÚ UNIBANCO HOLDING classifies financial instruments into classes that reflect the nature and characteristics of these financial instruments.

ITAÚ UNIBANCO HOLDING classifies as loans and receivables the following classes of balance sheet headings: Cash and deposits on demand, Central Bank compulsory deposits (Note 2.4d), Interbank deposits (Note 2.4e), Securities purchased under agreement to resell (Note 2.4f), Loan operations (Note 2.4g VI) and Other financial assets (Note 2.4g IX).

Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trade date.

Financial assets are derecognized when the rights to receive cash flows from the assets have expired or when ITAÚ UNIBANCO HOLDING has substantially transferred all risks and rewards of ownership, and such transfer qualifies for derecognition, according to the requirements of IAS 39. Therefore, if the risks and rewards were not substantially transferred, ITAÚ UNIBANCO HOLDING evaluates the extent of control in order to determine whether the continuous involvement related to any retained control does not prevent derecognition. Financial liabilities are derecognized when discharged or extinguished.

Financial assets and liabilities are offset against each other and the net amount is reported in the balance sheet solely when there is a legally enforceable right to offset the recognized amounts and there is intention to settle them on a net basis, or simultaneously realize the asset and settle the liability.

I-	Financial assets and liabilities at fair value through profit or loss - held for trading

These are financial assets and liabilities acquired or incurred principally for the purpose of selling them in the short term or when they are part of a portfolio of financial instruments that are managed together and for which there is evidence of a recent history of short-term profit taking.

The financial assets and liabilities included in this category are initially and subsequently recognized at fair value. Transaction costs are directly recognized in the consolidated statement of income. Gains and losses arising from changes in fair value are directly included in the consolidated statement of income under Net gain (loss) from investment securities and derivatives. Interest income and expenses are recognized in Interest and similar income and Interest and similar expense, respectively.

II-	Financial assets and liabilities at fair value through profit or loss – designated at fair value

These are assets and liabilities designated at fair value through profit or loss upon initial recognition (fair value option). This designation cannot be subsequently changed. In accordance with IAS 39, the fair value option can only be applied if it reduces or eliminates an accounting mismatch when the financial instruments are part of a portfolio for which risk is managed and reported to Management based on its fair value or when these instruments consist of hosts and embedded derivatives that shall otherwise be separated.

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The financial assets and liabilities included in this category are initially and subsequently recognized at fair value. Transaction costs are directly recognized in the consolidated statement of income. Gains and losses arising from changes in fair value are directly included in the consolidated statement of income under Net gain (loss) from investment securities and derivatives - Financial assets designated at fair value through profit or loss. Interest income and expenses are recognized in Income and similar income and Interest and similar expense, respectively.

ITAÚ UNIBANCO HOLDING designated certain assets at fair value through profit or loss upon their initial recognition, because they are reported to Management and their performance is evaluated daily based on their fair value.

III-	Derivatives

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. All derivatives are recognized as assets when the fair value is positive, and as liabilities when negative.

Certain derivatives embedded in other financial instruments are treated as separate derivatives, when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not recognized at fair value through profit or loss. These embedded derivatives are accounted for separately at fair value, with changes in fair value recognized in the consolidated statement of income in Net gain (loss) from investment securities and derivatives – Financial assets held for trading and derivatives - except when ITAÚ UNIBANCO HOLDING designates these hybrid contracts as a whole as fair value through profit or loss.

Derivatives can be designated as hedging instruments under hedge accounting and in the event they qualify, depending upon the nature of the hedged item, the method for recognizing gains or losses from changes in fair value will be different. These derivatives, which are used to hedge exposures to risk or modify the characteristics of financial assets and liabilities, and that meet IAS 39 criteria, are recognized as hedge accounting.

In accordance with IAS 39, to qualify for hedge accounting, all of the following conditions are met:

•	at the inception of the hedge there is formal designation and documentation of the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge.

•	the hedge is expected to be highly effective in offsetting changes in fair value or cash flows attributable to the hedged risk, consistent with the originally documented risk management strategy for that particular hedging relationship.

•	for a cash flow hedge, a forecast transaction that is the subject of the hedge must be highly probable and must present an exposure to variations in cash flows that could ultimately affect profit or loss.
•	the effectiveness of the hedge can be reliably measured, i.e. the fair value or cash flows of the hedged item that are attributable to the hedged risk and the fair value of the hedging instrument can be reliably measured.
•	the hedge is assessed on an ongoing basis and it is determined that the hedge has in fact been highly effective throughout the periods for which the hedge was designated.

IAS 39 presents three hedge accounting categories: fair value hedge, cash flow hedge, and hedge of net investments in a foreign operation.

ITAÚ UNIBANCO HOLDING uses derivatives as hedging instruments under cash flow hedge strategies, fair value hedge and hedge of net investments, as detailed in Note 9.

Fair value hedge

For derivatives that are designated and qualify as fair value hedges, the following practices are adopted:

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a)	The gain or loss arising from the new measurement of the hedge instrument at fair value should be recognized in income; and
b)	The gain or loss arising from the hedged item, attributable to the effective portion of the hedged risk, should adjust the book value of the hedged item and also be recognized in income.

When the derivative expires or is sold or the hedge no longer meets the accounting hedge criteria or the entity revokes the designation, the entity should prospectively discontinue the accounting hedge. In addition, any adjustment in the book value of the hedged item should be amortized in income.

Cash flow hedge

For derivatives that are designated and qualify as a cash flow hedge, the effective portion of derivative gains or losses are recognized in Other comprehensive income – Cash flow hedge, and reclassified to Income in the same period or periods in which the hedged transaction affects income. The portion of gain or loss on derivatives that represents the ineffective portion or the hedge components excluded from the assessment of effectiveness is recognized immediately in income. Amounts originally recorded in Other comprehensive income and subsequently reclassified to Income are recorded in the corresponding income or expense lines in which the related hedged item is reported.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting and also when ITAU UNIBANCO HOLDING redesignates a hedge, any cumulative gain or loss existing in Other comprehensive income is frozen and is recognized in income when the hedged item is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss recognized in Other Comprehensive Income is immediately transferred to the statement of income.

Hedge of net investments in foreign operations

A hedge of a net investment in a foreign operation, including hedge of a monetary item that is accounted for as part of the net investment, is accounted for in a manner similar to a cash flow hedge:

a)	the portion of gain or loss on the hedge instrument determined as effective is recognized in other comprehensive income.
b)	the ineffective portion is recognized in income.

Gains or losses on the hedging instrument related to the effective portion of the hedge which is recognized in comprehensive income are reclassified to the income statement upon the disposal of the investment in the foreign operation.

IV - Available-for-sale financial assets

In accordance with IAS 39, financial assets are classified as available-for-sale when in the Management’s judgment they can be sold in response to or in anticipation of changes in market conditions, and that were not classified into the categories of financial assets at fair value through profit or loss, loans and receivables or held to maturity.

Available-for-sale financial assets are initially and subsequently recognized in the consolidated balance sheet at fair value, plus transaction costs. Unrealized gains and losses (except losses for impairment, foreign exchange differences, dividends and interest income) are recognized, net of applicable taxes, in Other comprehensive income. Interest, including the amortization of premiums and discounts, is recognized in the consolidated statement of income under Interest and similar income. The average cost is used to determine the realized Gains and losses on Disposal of available-for-sale financial assets, which are recorded in the consolidated statement of income under Net gain (loss) from financial assets and liabilities – Available-for-sale financial assets. Dividends on available-for-sale assets are recognized in the consolidated statement of income as Dividend income when ITAÚ UNIBANCO HOLDING is entitled to receive such dividends and inflow of economic benefits is probable.

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ITAÚ UNIBANCO HOLDING assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is evidence of impairment, resulting in the recognition of an impairment loss. If any impairment evidence exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in income, is recognized in the consolidated statement of income as a reclassification adjustment from Other comprehensive income.

Impairment losses recognized in the consolidated statement of income on equity instruments are not reversed through the statement of income. However, if in a subsequent period the fair value of a debt instrument classified as an available-for-sale financial asset increases and such increase can be objectively related to an event that occurred after the loss recognition, such loss is reversed through the statement of income.

V-	Held-to-maturity financial assets

In accordance with IAS 39, the financial assets classified into the held-to-maturity category are non-derivative financial assets for which ITAÚ UNIBANCO HOLDING has the positive intention and ability to hold to maturity.

These assets are initially recognized at fair value, plus transaction costs, and subsequently measured at amortized cost, using the effective interest rate method (as detailed in item VI below). Interest income, including the amortization of premiums and discounts, is recognized in the consolidated statement of income under Interest and similar income.

When held-to-maturity financial assets are impaired, the loss is recorded as a reduction in the carrying amount through the use of an allowance account and recognized in the consolidated statement of income. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the loss was recognized, the previously recognized loss is reversed. The reversal amount is also recognized in the consolidated statement of income.

VI-	Loan operations

Loan operations are initially recognized at fair value, plus transaction costs and are subsequently measured at amortized cost using the effective interest rate method.

The effective interest rate approach is a method of calculating the amortized cost of a financial asset or liability and of allocating the interest income or expense over the relevant period. The effective interest rate is the discount rate that is applied to future payments or receipts through the expected life of the financial instrument that results in an amount equal to the net carrying amount of the financial asset or liability. When calculating the effective interest rate, ITAÚ UNIBANCO HOLDING estimates cash flows considering all contractual terms of the financial instrument, but does not consider future credit losses. The calculation includes all commissions paid or received between parties to the contract, transaction costs, and all other premiums or discounts.

ITAÚ UNIBANCO HOLDING classifies a loan operation as on non-accrual status if the payment of the principal or interest has been in default for 60 days or more. When a loan is placed on non-accrual status, the accrual of interest of the loan is discontinued.

When a financial asset or group of similar financial assets is impaired and its carrying amount is reduced through an allowance for loan losses, the subsequent interest income is recognized on the reduced carrying amount using the interest rate used to discount the future cash flows for purposes of measuring the allowance for loan losses.

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Our Individuals portfolio consists primarily of vehicle financing to individuals, credit card, personal loans (including mainly consumer finance and overdrafts) and residential mortgage loans. The Corporate portfolio includes loans made to large corporate clients. Our Small / Medium Business Portfolio corresponds to loans to a variety of customers from small to medium-sized companies. The Foreign Loans Latin America is substantially comprised of loans granted to individuals in Argentina, Chile, Paraguay, and Uruguay.

At a corporate level, there are two groups (independent from the business areas) the credit risk group and the finance group, which are responsible for defining the methodologies used to measure the allowance for loan losses and for performing the corresponding calculations on a recurring basis.

The credit risk group and the finance group, at the corporate level, monitor the trends observed in the allowance for loan losses at the portfolio segment level, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default or the loss given default.

Once the trends have been identified and an initial assessment of the variables has been made at the corporate level, the business areas are responsible for further analyzing these observed trends at a detailed level and for each portfolio, in order to understand the underlying reasons for the trends observed and for deciding whether changes are required in our credit policies.

VII -	Lease operations (as lessor)

When assets are subject to a finance lease, the present value of lease payments is recognized as a receivable in the consolidated balance sheet under Loan operations and Lease Operations.

Initial direct costs when incurred by ITAÚ UNIBANCO HOLDING are included in the initial measurement of the lease receivable, reducing the amount of income to be recognized over the lease period. Such initial costs usually include commissions and legal fees.

The recognition of interest income reflects a constant rate of return on the net investment of ITAÚ UNIBANCO HOLDING and is recognized in the consolidated statement of income under Interest and similar income.

VIII -	Allowance for loan and lease losses

General

ITAÚ UNIBANCO HOLDING periodically assesses whether there is any objective evidence that a receivable or group of receivables is impaired. A receivable or group of receivables is impaired and there is a need for recognizing an impairment loss if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a loss event) and that loss event (or events) has an impact on the estimated future cash flows that can be reliably estimated.

The allowance for loan and lease losses is recognized as probable losses inherent in the portfolio at the balance sheet date. The determination of the level of the allowance rests upon various judgments and assumptions, including current economic conditions, loan portfolio composition, prior loan and lease loss experience and evaluation of credit risk related to individual loans. Our process for determining the allowance for loan and lease losses includes Management's judgment and the use of estimates. The adequacy of the allowance is regularly analyzed by Management.

The criteria adopted by ITAÚ UNIBANCO HOLDING for determining whether there is objective evidence of impairment include the following:

•	default in principal or interest payment.

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•	financial difficulties of the debtor and other objective evidence that results in the deterioration of the financial position of the debtor (for example, debt-to-equity ratio, percentage of net sales or other indicators obtained through processes adopted to monitor credit, particularly for retail portfolios).
•	breach of loan clauses or terms.
•	entering into bankruptcy.
•	loss of competitive position of the debtor.

The estimated period between the loss event and its identification is defined by Management for each portfolio of similar receivables. Considering the representativeness of several homogeneous groups, management chose to use a twelve month period as being the most representative. For portfolios of loans that are individually evaluated for impairment this period is at most 12 months, considering the review cycle for each loan operation.

Assessment

ITAÚ UNIBANCO HOLDING first assesses whether objective evidence of impairment exists for receivables that are individually significant, and individually or collectively for receivables that are not individually significant.

To determine the amount of the allowance for individually significant receivables with objective evidence of impairment, methodologies are used that consider both the quality of the client and the nature of the transaction, including its collateral, to estimate the cash flows expected from these loans.

If no objective evidence of impairment exists for an individually assessed receivable, whether significant or not, the asset is included in a group of receivables with similar credit risk characteristics and collectively assessed for impairment. Receivables that are individually assessed for impairment and for which an impairment loss is recognized are not included in the collective assessment. The amount of loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

For collectively assessed loans, the calculation of the present value of the estimated future cash flows for which there is collateral reflects the historical performance of the foreclosure and recovery of fair value, considering the cash flows that may arise from foreclosure less costs for obtaining and selling that collateral.

For the purpose of a collective evaluation of impairment, receivables are grouped on the basis of similar credit risk characteristics. The characteristics are relevant to the estimation of future cash flows for such receivables by being indicative of the debtors’ ability to pay all amounts due, according to the contractual terms of the receivables being evaluated. Future cash flows in a group of receivables that are collectively evaluated for purposes of identifying the need for recognizing impairment are estimated on the basis of the contractual cash flows of the group of receivables and historical loss experience for receivables with similar credit risk characteristics. The historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not exist currently.

For individually significant receivables with no objective evidence of impairment, ITAÚ UNIBANCO HOLDING classifies these loans into certain rating categories based on several qualitative and quantitative factors applied through internally developed models. Considering the size and the different risk characteristics of each contract, the rating category determined according to internal models can be reviewed and modified by our Corporate Credit Committee, the members of which are executives and officers in corporate credit risk. ITAÚ UNIBANCO HOLDING estimates inherent losses for each rating category considering an internally developed approach for low-default portfolios, that uses our historical experience for building internal models, that are used both to estimate the PD (probability of default) and to estimate the LGD (loss given default.)

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To determine the amount of the allowance for individually insignificant items loans are segregated into classes considering the underlying risks and characteristics of each group. The allowance for loan and lease losses is determined for each of those classes through a process that considers historical delinquency and loan loss experience over the most recent years.

Measurement

The methodology used to measure the allowance for loan and lease losses was developed internally by the credit risk and finance areas at the corporate level. In those areas and considering the different characteristics of the portfolios, different areas are responsible for defining the methodology to measure the allowance for each: Corporate (including loan operations with objective evidence of impairment and individually significant loan operations but with no objective evidence of impairment), Individuals, Small and Medium Businesses, and Foreign Units Latin America. Each of the four portfolio areas responsible for defining the methodology to measure the allowance for loan and lease losses is further divided into groups, including groups that develop the methodology and groups that validate the methodology. A centralized group in the credit risk area is responsible for measuring the allowance on a recurring basis following the methodologies developed and approved for each of the four areas.

The methodology is based on two components to determine the amount of the allowance: The probability of default by the client or counterparty (PD), and the potential economic loss that may occur in the event of default, being the debt that cannot be recovered (LGD) which are applied to the outstanding balance of the loan. Measurement and assessment of these risk components is part of the process for granting credit and for managing the portfolio. The estimated amounts of PD and LGD are measured based on statistical models that consider a significant number of variables which are different for each class and include, among others, income, equity, past loan experiences, level of indebtedness, economic sectors that affect collectability and other attributes of each counterparty and of the economic environment. These models are regularly updated for changes in economic and business conditions.

A model updating process is started when the modeling area identifies that it is not capturing significant effects of the changes of economic conditions, in the performance of the portfolio or when a change is made in the methodology for calculating the allowance for loan and lease losses. When a change in the model is made, the model is validated through back-testing and statistical methods are used to measure its performance through detailed analysis of its documentation, by describing step-by-step how the process is carried out. The models are validated by an area independent from the one developing it, by issuing a technical report on the assumptions used (integrity, consistency, and replicability of the bases) and on the mathematical methodology used. The technical report is subsequently submitted to CTAM (Model assessment technical committee), which is the highest level of approval of model reviews.

Considering the different characteristics of the loans at each of the four portfolio areas (Corporate (with no objective evidence of impairment), Individuals, Small and Medium Businesses, and Foreign Units Latin America), different areas within the corporate credit risk area are responsible for developing and approving the methodologies for loans in each of those four portfolio areas. Management believes that the fact that different areas focus on each of the four portfolios results in increased knowledge, specialization and awareness of the teams as to the factors that are more relevant for each portfolio area in measuring the loan losses. Also considering such different characteristics and other factors, different inputs and information are used to estimate the PD and LGD as further detailed below:

•	Corporate (with no evidence of impairment) - factors considered and inputs used are mainly the history of the customer relationship with us, the results of analysis of the customer’s accounting statements and the information obtained through frequent contacts with its officers, aiming at understanding the strategy and the quality of its management. Additionally, industry and macroeconomic factors are also included in the analysis. All those factors (which are quantitative and qualitative) are used as inputs to the internal model developed to determine the corresponding rating category. This approach is also applied to the corporate credit portfolio outside Brazil.

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•	Individuals – factors considered and inputs used are mainly the history of the customer relationship with us, and information available through credit bureaus (negative information).

•	Small / Medium Businesses – factors considered and inputs used include, in addition to the history of the customer relationship and credit bureau information about the customer’s revenues, industry expertise, and information about its shareholders and officers, among others.

•	Foreign Units – Latin America – considering the relative smaller size of this portfolio and its more recent nature, the models are simpler and use the past due status and an internal rating of the customer as main factors.

Reversal, write-off, and renegotiation

If, in a subsequent period, the amount of the impairment loss decreases and the decrease is objectively related to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment is reversed. The amount of reversal is recognized in the consolidated statement of Income under Expense for allowance for loan and lease losses.

When a loan is uncollectible, it is written-off in the balance sheet under allowance for loan and lease losses. Write-off as losses occur after 360 days of credits have matured or after 540 days for loans with maturities over 36 months.

In almost all cases for loan products, renegotiated loans require at least one payment to be made under the renegotiated terms in order for it to be removed from nonperforming and nonaccrual status. Renegotiated loans return to nonperforming and nonaccrual status when they reach 60 days past due under the renegotiated terms, which typically corresponds to the borrower missing two or more payments.

IX-	Other financial assets

ITAÚ UNIBANCO HOLDING presents these assets, which composition is detailed in Note 20a, in the consolidated balance sheet initially at fair value and subsequently at amortized cost using the effective interest method.

Interest income is recognized in the consolidated statement of income under Interest and similar income.

X-	Financial liabilities at amortized cost

The financial liabilities that are not classified at fair value through profit or loss are classified into this category and initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method. Interest expenses are presented in consolidated statement of income under Interest and similar expense.

The following financial liabilities are presented in the consolidated balance sheet and recognized at amortized cost:

•	Deposits (See Note 17).
•	Securities sold under repurchase agreements (Note 2.4f).
•	Funds from interbank markets (Note 19a).
•	Funds from institutional markets (Note 19b).
•	Liabilities for capitalization plans.
•	Other financial liabilities (Note 20b).

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h)	Investments in associates and joint ventures

I – Associates

In accordance with IAS 28 – “Investments in associates and joint ventures”, associates are those companies in which the investor has significant influence, but does not have control. Significant influence is usually presumed to exist when an interest in voting capital is held from 20% to 50%. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates and joint ventures include the goodwill identified upon acquisition, net of any cumulative impairment loss.

II – Joint arrangements

Before January 1, 2013, ITAÚ UNIBANCO HOLDING consolidated proportionally its interest held in joint ventures, in conformity with the requirements of IAS 31 – “Interests in joint ventures”. As from that date, ITAÚ UNIBANCO HOLDING adopted IFRS 11 – “Joint arrangements”, thus changing its accounting policy from interest in joint business to the equity method.

In accordance with the IFRS 11, investments in joint business are classified as joint operations or joint ventures. The classification is dependent upon the contractual rights and obligations held by each investor, rather than the legal structure of the joint arrangements.

ITAÚ UNIBANCO HOLDING has assessed the nature of its joint arrangements and concluded that it has both joint operations and joint ventures. There was no change in the accounting treatment for joint operations. For joint ventures, ITAÚ UNIBANCO HOLDING adopted the new policy for interest in joint ventures, in accordance with the IFRS 11 transition provisions.

The effects arising from adopting IFRS 11, which gave rise to a change in the accounting policy, have not had significant impacts on the consolidated financial statements of ITAÚ UNIBANCO HOLDING.

ITAÚ UNIBANCO HOLDING’s share in profits or losses of its associates and joint ventures after acquisition is recognized in the consolidated statement of income. Its share of the changes in the reserves of corresponding stockholders’ equity of its associates and joint ventures is recognized in its own reserves of stockholders’ equity. The cumulative changes after acquisition are adjusted against the carrying amount of the investment. When the ITAÚ UNIBANCO HOLDING share of losses of an associates and joint ventures is equal or above its interest in the associates and joint ventures, including any other receivables, ITAÚ UNIBANCO HOLDING does not recognize additional losses, unless it has incurred any obligations or made payments on behalf of the associates and joint ventures.

Unrealized profits on transactions between ITAÚ UNIBANCO HOLDING and its associates and joint ventures are eliminated to the extent of the interest of ITAÚ UNIBANCO HOLDING. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the transferred asset. The accounting policies on associates and joint ventures are consistent with the policies adopted by ITAÚ UNIBANCO HOLDING.

If the interest in the associates and joint ventures decreases, but ITAÚ UNIBANCO HOLDING retains significant influence or joint control, only the proportional amount of the previously recognized amounts in Other comprehensive income is reclassified in Income, when appropriate.

Gains and losses from dilution arising from investments in associates and joint ventures are recognized in the consolidated statement of income.

i)	Lease commitments (as lessee)

As a lessee, ITAÚ UNIBANCO HOLDING has finance and operating lease agreements.

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ITAÚ UNIBANCO HOLDING leases certain fixed assets. Leases of fixed assets, in which ITAÚ UNIBANCO HOLDING substantially holds all risks and rewards incidental to the ownership are classified as finance leases. They are capitalized on the commencement date of the leases at the lower of the fair value of the asset and the present value of the lease future minimum payments.

Each lease installment is allocated partially to the liability and partially to financial charges, so that a constant rate is obtained for the outstanding debt balance. The corresponding obligations, net of future financial charges, are included in Other financial liabilities. The interest expense is recognized in the consolidated statement of income over the lease term, to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Fixed assets acquired through finance lease are depreciated over their useful lives.

Expenses of operating leases are recognized in the consolidated statement of income, on a straight-line basis, over the period of lease.

When an operating lease is terminated before the end of the lease term, any payment to be made to the lessor as a penalty is recognized as an expense in the period the termination occurs.

j)	Fixed assets

In accordance with IAS 16 – “Property, plant and equipment”, fixed assets are recognized at the cost of acquisition less accumulated depreciation, calculated using the straight-line method and rates based on the estimated useful lives of these assets. Such rates are presented in Note 15.

The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each year.

ITAÚ UNIBANCO HOLDING reviews its assets in order to identify whether any indications of impairment exist. If such indications are identified, fixed assets are tested for impairment. In accordance with IAS 36 – Impairment of assets, impairment losses are recognized for the difference between the carrying and recoverable amount of an asset (or group of assets), in the consolidated statement of income. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell may be reliably determined.

ITAÚ UNIBANCO HOLDING in the period ended September 30, 2015 and 2014 did not recognize any impairment losses related to fixed assets.

Gains and losses on disposals of fixed assets are recognized in the consolidated statement of income under Other income or General and administrative expenses.

k)	Goodwill

In accordance with IFRS 3 (R) – “Business combinations”, goodwill may arise on an acquisition and represents the excess of the consideration transferred plus non-controlling interest over the net fair value of the net identifiable assets and contingent liabilities of the acquiree. Goodwill is not amortized, but its recoverable amount is tested for impairment annually or when there is any indication of impairment, using an approach that involves the identification of cash-generating units and estimates of fair value less cost to sell and/or value in use.

As defined in IAS 36, a cash-generating unit is the lowest identifiable group of assets that generates cash inflows that are independent of the cash inflows from other assets or groups of assets. Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units that are expected to benefit from the business combination.

IAS 36 determines that an impairment loss shall be recognized for a cash-generating unit if the recoverable amount of the cash-generating unit is less than its carrying amount. The loss shall be allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit, and then to the other assets of the unit on a pro rata basis applied to the carrying amount of each asset. The loss cannot reduce the carrying amount of an asset below the higher of its fair value less costs to sell and its value in use. The impairment loss of goodwill cannot be reversed.

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Goodwill arising from the acquisition of subsidiaries is presented in the Consolidated Balance Sheet under the line Goodwill.

Goodwill of associates and joint ventures is reported as part of investment in the consolidated balance sheet under Investments in associates and joint ventures, and the impairment test is carried out in relation to the total balance of the investments (including goodwill).

l)	Intangible assets

Intangible assets are non-physical assets, including software and other assets, and are initially recognized at cost. Intangible assets are recognized when they arise from legal or contractual rights, their costs can be reliably measured, and in the case of intangible assets not arising from separate acquisitions or business combinations, it is probable that future economic benefits may arise from their use. The balance of intangible assets refers to acquired assets or those internally generated.

Intangible assets may have finite or indefinite useful lives. Intangible assets with finite useful lives are amortized using the straight-line method over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but periodically tested in order to identify any impairment.

ITAÚ UNIBANCO HOLDING semi-annually assesses its intangible assets in order to identify whether any indications of impairment exist, as well as possible reversal of previous impairment losses. If such indications are found, intangible assets are tested for impairment. In accordance with IAS 36, impairment losses are recognized as the difference between the carrying and the recoverable amount of an asset (or group of assets), and recognized in the consolidated statement of income. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For purposes of assessing an impairment, assets are grouped into the minimum level for which cash flows can be identified. The assessment can be made at an individual asset level when the fair value less its cost to sell can be determined reliably.

In the period ended September 30, 2015 the ITAÚ UNIBANCO HOLDING recognize impairment losses in the amount of R$ 4 (R$ 3 at September 30, 2014), related to development of software, caused by results below expectations.

As set forth in IAS 38, ITAÚ UNIBANCO HOLDING elected the cost model to measure its intangible assets after its initial recognition.

m)	Assets held for sale

Assets held for sale are recognized in the balance sheet when they are actually repossessed or there is intention to sell. These assets are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the related asset held for sale.

Subsequent reductions in the carrying value of such assets are recorded as a loss due to decreases in fair value less costs to sell, and are recognized in the consolidated statement of income under General and administrative expenses. In the case of recovery of the fair value less cost to sell, the recognized losses can be reversed.

n)	Income tax and social contribution

There are two components of the provision for income tax and social contribution: current and deferred.

Current income tax expense approximates taxes to be paid or recovered for the applicable period. Current assets and liabilities are recorded in the balance sheet under Tax assets – income tax and social contribution - current and tax liabilities – income tax and Social contribution – current, respectively.

Deferred income tax and social contribution represented by deferred tax assets and liabilities are obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. The tax benefit of tax loss carryforwards is recognized as an asset. Deferred tax assets are only recognized when it is probable that future taxable income will be available for offset. Deferred tax assets and liabilities are recognized in the balance sheet under Tax assets – Income tax and social contribution – Deferred and Tax liabilities – Income tax and social contribution - Deferred, respectively.

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Income tax and social contribution expense is recognized in the consolidated statement of income under Income tax and social contribution, except when it refers to items directly recognized in Other comprehensive income, such as: deferred tax on fair value measurement of available-for-sale financial assets, and tax on cash flow hedges. Deferred taxes of such items are initially recognized in Other comprehensive income and subsequently recognized in Income together with the recognition of the gain / loss originally deferred.

Changes in tax legislation and rates are recognized in the consolidated statement of income under Income tax and social contribution in the period in which they are enacted. Interest and fines are recognized in the consolidated statement of income under General and administrative expenses. Income tax and social contribution are calculated at the rates shown below, considering the respective taxable bases, based on the current legislation related to each tax, which in the case of the operations in Brazil are for all the reporting periods as follows:

09/30/2015
Income tax	15.00%
Additional income tax	10.00%
Social contribution (*)	20.00%

(*) On October 06, 2015, Law No. 13,169, a conversion of Provisional Measure No. 675, which increased the Social Contribution tax rate from 15.00% to 20.00% until December 31, 2018, for financial institutions, insurance companies and credit card management companies. For the other companies, the tax rate remains at 9.00%.

On May 14, 2014, Law No. 12,973 was enacted to change the federal tax legislation about IRPJ, CSLL, PIS and COFINS, which effects started on 01/01/2015, since ITAÚ UNIBANCO HOLDING did not exercise the option of advancing the effects pursuant to articles 75 and 96. Among other matters, said Law provides for:

•	the revocation of the Transition Tax Regime – RTT, established by Law No. 11,638/07, amended by Law No. 11,941, of May 27, 2009;
•	taxation of legal entities domiciled in Brazil, in connection with the equity increase arising from the interest in profit earned abroad by subsidiaries and affiliates and profit earned by individuals resident in Brazil by means of a legal entity controlled abroad.

Said law has not had significant accounting effects on the consolidated financial statements of ITAÚ UNIBANCO HOLDING.

To determine the proper level of provisions for taxes to be maintained for uncertain tax positions, a two-phased approach was applied, according to which a tax benefit is recognized if it is more probable than not that a position can be sustained. The benefit amount is then measured to be the highest tax benefit which probability of realization is over 50%.

o)	Insurance contracts and private pension

IFRS 4 – “Insurance contracts” defines insurance contracts as contracts under which the issuer accepts a significant insurance risk of the counterparty, by agreeing to compensate it if a specified uncertain future event adversely affects it.

ITAÚ UNIBANCO HOLDING, through its subsidiaries, issues contracts to clients that have insurance risks, financial risks or a combination of both. A contract under which ITAÚ UNIBANCO HOLDING accepts significant insurance risks from its clients and agrees to compensate them upon the occurrence of a specified uncertain future event is classified as an insurance contract. The insurance contract may also transfer a financial risk, but is accounted for as an insurance contract, should the insurance risk be significant.

As permitted by IFRS 1, upon adoption of IFRS for the first time, ITAÚ UNIBANCO HOLDING elected not to change its accounting policies for insurance contracts, which follow accounting practices adopted in Brazil (“BRGAAP”).

Investment contracts are those that transfer a significant financial risk. Financial risk is the risk of a future change in one or more variables, such as interest rate, price of financial assets, price of commodities, foreign exchange rate, index of prices or rates, credit risk rating, credit index or other variable.

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Investment contracts may be reclassified as insurance contracts after their initial classification, should the insurance risk become significant.

Investment contracts with discretionary participation features are financial instruments, but they are treated as insurance contracts, as established by IFRS 4.

Once the contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during such period, unless all rights and obligations are extinguished or expired.

Note 30 presents a detailed description of all products classified as insurance contracts.

Private pension plans

In accordance with IFRS 4, an insurance contract is one that exposes its issuer to a significant insurance risk. An insurance risk is significant only if the insurance event could cause an issuer to pay significant additional benefits in any scenario, except for those that do not have commercial substance. Additional benefits refer to amounts that exceed those that would be payable if no insured event occurred.

Contracts that contemplate retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) assure, at the commencement date of the contract, the basis for calculating the retirement benefit (mortality table and minimum interest). The contracts specify the annuity fees and, therefore, the contract transfers the insurance risk to the issuer at the commencement date, and they are classified as insurance contracts.

The payment of additional benefits is considered significant in all scenarios with commercial substance, since survival of the beneficiary may exceed the survival estimates in the actuarial table used to define the benefit agreed in the contract. The option of conversion into a fixed amount to be paid for the life of the beneficiary is not available. All contracts give the right to the counterparty to choose a life annuity benefit.

Insurance premiums

Insurance premiums are recognized by issuing an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage. Insurance premiums are recognized as income in the consolidated statement of income.

If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING recognizes a provision, sufficient to cover this loss, based on the risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days.

Reinsurance

Reinsurance premiums are recognized over the same period in which the related insurance premiums are recognized in the consolidated statement of income.

In the ordinary course of business, ITAÚ UNIBANCO HOLDING reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that we determine to be appropriate for each segment and product (after a study which considers size, experience, specificities, and the necessary capital to support these limits). These reinsurance agreements allow the recovery of a portion of the losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks contemplated in the reinsurance.

Reinsurance assets are valued according to consistent basis of risk assignment contracts, and in the event of losses effectively paid are revalued after 365 days elapse in relation to the possibility of non-recovery of such losses. In the event of doubt, these assets are reduced based on the provision recognized for credit risk associated to reinsurance.

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Acquisition costs

Acquisition costs include direct and indirect costs related to the origination of insurance. These costs, except for the commissions paid to brokers and others, are expensed directly in income as incurred. Commissions, on the other hand, are deferred and expensed in proportion to the recognition of the premium revenue, i.e. over the period of the corresponding insurance contract.

Liabilities

Reserves for claims are established based on historical experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. A liability for premium deficiencies is recognized if the estimated amount of premium deficiencies exceeds deferred acquisition costs. Expenses related to recognition of liabilities for insurance contracts are recognized in the consolidated statement of income under Change in reserves for insurance and private pension.

Embedded derivatives

ITAÚ UNIBANCO HOLDING analyzes all contracts in order to check for any embedded derivatives. In the cases where these derivatives meet the definition of insurance contracts on their own, we do not separate them. We have not identified any embedded derivatives in our insurance contracts, which may be separated or measured at fair value in accordance with IFRS 4 requirements.

Liability adequacy test

IFRS 4 requires that the insurance companies analyze the adequacy of their insurance liabilities in each reporting period through a minimum adequacy test. The liability adequacy test for IFRS was conducted by adopting the current actuarial assumptions for future cash flows of all insurance contracts in force on the balance sheet date.

As a result of this test, if the assessment shows that the carrying amount of the insurance liabilities (less related deferred acquisition costs of contracts and related intangible assets) is lower than the value of the estimated future cash flows, any identified deficiency will have to be recognized in income for the period. In order to perform the adequacy test, insurance contracts are grouped in portfolios that are broadly subject to similar risks and which risks are jointly managed as a single portfolio.

The assumptions used to conduct the liability adequacy test are detailed in Note 30.

p)	Capitalization plans

ITAÚ UNIBANCO HOLDING sells premium bonds, in which clients deposit specific amounts, depending on the plan, which are redeemable at the original amount plus interest. Clients enter, during the term of the plan, into raffles of cash prizes.

While for regulatory purposes in Brazil they are regulated by the insurance regulator, these plans do not meet the definition of an insurance contract under IFRS 4, and therefore they are classified as a financial liability at amortized cost under IAS 39.

Revenue from capitalization plans is recognized during the period of the contract and measured as the difference between the amount deposited by the client and the amount that ITAÚ UNIBANCO HOLDING has to reimburse.

q)	Post-employments benefits

ITAÚ UNIBANCO HOLDING is required to make contributions to government social security and labor indemnity plans, in Brazil and in other countries where it operates, which are expensed in the consolidated statement of income as an integral part of general and administrative expenses, when incurred. Those contributions totaled R$ 1,383 from January 1 to September 30, 2015 (R$ 792 from January 1 to September 30, 2014).

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Additionally, ITAÚ UNIBANCO HOLDING also sponsors defined benefit plans and defined contribution plans, accounted for pursuant to IAS 19 – “Employee benefits” up to December 31, 2012 and in accordance with the IAS 19 (revised in June 2011) – “Employee benefits” as from January 1, 2013.

Pension plans - Defined benefit plans

The liability (or asset, as the case may be) recognized in the consolidated balance sheet with respect to the defined benefit plan corresponds to the present value of the defined benefit obligations on the balance sheet date less the fair value of the plan assets. The defined benefit obligation is annually calculated by an independent actuarial consulting company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments based on the Brazilian treasury long term securities denominated in reais and with maturity periods similar to the term of the pension plan liabilities.

The following amounts are recognized in the consolidated statement of income:

•	current service cost – defined as the increase in the present value of obligations resulting from employee service in the current period.

•	interest on the net amount of assets (liabilities) of defined benefit plans is the change, during the period, in the net amount recognized in assets and liabilities, due to the time elapsed, which comprises the interest income on plan assets, interest expense on the obligations of the defined benefit plan and interest on the asset ceiling effects.

Actuarial gains and losses arise from the non-realization of the actuarial assumptions established in the latest actuarial evaluation as compared to those effectively carried out, as well as the effects from changes in such assumptions. Gains and losses are fully recognized in Other Comprehensive Income.

Pension plans - defined contribution

For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING, through pension plan funds, are recognized as an expense when due.

Other post-employment benefit obligations

Certain companies that merged into ITAÚ UNIBANCO HOLDING over the past few years were sponsors of post-employment healthcare benefit plans and ITAÚ UNIBANCO HOLDING is contractual committed to maintain such benefits over specific periods, as well as in relation to the benefits granted due to a judicial ruling.

Similarly to the defined benefit pension plans, these obligations are assessed annually by independent and qualified actuaries, and the costs expected from these benefits are accrued during the length of service. Gains and losses arising from adjustments and changes in actuarial assumptions are debited from or credited to stockholders’ equity in other comprehensive income in the period in which they occur.

r)	Share-based payment

Share-based payment is accounted for in accordance with IFRS 2 - “Share-based payment” which requires the entity to measure the value of equity instruments granted, based on their fair value at the option grant date. This cost is recognized during the vesting period of the right to exercise the instruments.

The total amount to be expensed is determined by reference to the fair value of the options granted excluding the impact of any service and non-market performance vesting conditions (notably remaining an employee of the entity over a specified time period). The fulfillment of on-market vesting conditions is included in the assumptions about the number of options that are expected to be exercised. At the end of each period, ITAÚ UNIBANCO HOLDING revises its estimates of the number of options that are expected to be exercised based on non-market vesting conditions. It recognizes the impact of the revision of the original estimates, if any, in the consolidated statement of income, with a corresponding adjustment to stockholders’ equity.

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When the options are exercised, the ITAÚ UNIBANCO HOLDING treasury shares are generally delivered to the beneficiaries.

The fair value of stock options is estimated by using option pricing models that take into account the exercise price of the option, the current stock price, the risk-free interest rate, the expected volatility of the stock price and the life of the option.

All stock based compensation plans established by ITAÚ UNIBANCO HOLDING correspond to plans that can be settled exclusively through the delivery of shares.

s)	Financial guarantees

In accordance with IAS 39, the issuer of a financial guarantee contract has an obligation and should recognize it initially at its fair value. Subsequently, this obligation should be measured at: (i) the amount initially recognized less accumulated amortization and (ii) the amount determined pursuant to IAS 37 – “Provisions, contingent liabilities and contingent assets”, whichever is higher.

ITAÚ UNIBANCO HOLDING recognizes the fair value of the guarantees issued in the consolidated balance sheet under Other liabilities. Fair value is generally represented by the fee charged to client for issuing the guarantee. This amount at the issuance date is amortized over the life of the guarantee issued and recognized in the consolidated statement of income under Banking service fees.

After issuance, if based on the best estimate ITAÚ UNIBANCO HOLDING concludes that the occurrence of a loss regarding a guarantee issued is probable, and if the loss amount is higher than the initial fair value less cumulative amortization of the guarantee, a provision is recognized for such amount.

t)	Provisions, contingent assets and contingent liabilities

These are assessed, recognized and disclosed in accordance with IAS 37. Contingent assets and contingent liabilities are rights and obligations arising from past events for which materialization depends on future events.

Contingent assets are not recognized in the consolidated financial statements, except when the Management of ITAÚ UNIBANCO HOLDING understands that realization is virtually certain which, generally corresponds to lawsuits with favorable rulings, in final and unappealable judgments, withdrawal from lawsuits as a result of a payment in settlement or as a result of an agreement to offset against an existing liability.

Contingent liabilities mainly arise from administrative proceedings and lawsuits, inherent in the ordinary course of business, filed by third parties, former employees and governmental bodies, in connection with civil, labor, and tax and social security claims.

These contingencies are evaluated based on the Management’s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources are required to settle the obligations and the amounts can be estimated with reasonable certainty.

Contingent losses are classified as:

•	Probable: in which liabilities are recognized in the consolidated balance sheet under Provisions.
•	Possible: in which case they are disclosed in the financial statements but no provision is recorded.
•	Remote: which require neither a provision nor disclosure.

Contingent liabilities recorded under Provisions and those disclosed as possible are measured using best estimates through the use of models and criteria which allow their appropriate measurement even if there is uncertainty as to their ultimate timing and amount, and the criteria are detailed in Note 32.

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The amount of court escrow deposits is adjusted in accordance with current legislation.

Contingent liabilities guaranteed by indemnity clauses provided by third parties, such as in business combinations carried out before the transition date to IFRS, are recognized when a claim is asserted, and a receivable is recognized simultaneously subject to its collectability. For business combinations carried out after the transition date, indemnification assets are recognized at the same time and measured on the same basis as the indemnified item, subject to collectability or contractual limitations on the indemnified amount.

u)	Capital

Common and preferred shares, which are equivalent to common shares but without voting rights are classified in Stockholders’ equity. The additional costs directly attributable to the issue of new shares are included in Stockholders’ equity as a deduction from the proceeds, net of taxes.

v)	Treasury shares

Common and preferred shares repurchased are recorded in Stockholders’ equity under Treasury shares at their average purchase price.

Shares that are subsequently sold, such as those sold to grantees under our share-based payment, are recorded as a reduction in treasury shares, measured at the average price of treasury stock held at such date.

The difference between the sale price and the average price of the treasury shares is recorded as a reduction or increase in Additional paid-in capital. The cancellation of treasury shares is recorded as a reduction in Treasury shares against Appropriated reserves, at the average price of treasury shares at the cancellation date.

w)	Dividends and interest on capital

Pursuant to the Company's bylaws, stockholders are entitled to a mandatory minimum dividend of 25% of net income for the year, as determined in accordance with the corporate law. Minimum dividend amounts established in the bylaws are recorded as liabilities at the end of each year. Any other amount above the mandatory minimum dividend is accounted for as liabilities, when approved by the stockholders at a Stockholder´s Meeting. Since January 1, 1996, Brazilian companies have been permitted to attribute a tax-deductible nominal interest rate charge on net equity (called interest on capital.)

Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of stockholders' equity in the consolidated financial statements. The related tax benefit is recorded in the consolidated statement of income.

Dividends have been and continue to be calculated and paid based on the financial statements prepared under Brazilian accounting standards and regulations for financial institutions and not based on these consolidated financial statements prepared under IFRS.

x)	Earnings per share

Earnings per share are computed by dividing net income attributable to the owners of ITAÚ UNIBANCO HOLDING by the weighted average number of common and preferred shares outstanding for each reporting year. Weighted average shares are computed based on the periods for which the shares were outstanding.

Earnings per share are presented based on the two types of shares issued by ITAÚ UNIBANCO HOLDING. Both types, common and preferred, participate in dividends on substantially the same basis, except that preferred shares are entitled to a priority non-cumulative minimum annual dividend of R$ 0.022 per share. Earnings per share are computed based on the distributed earnings (dividends and interest on capital) and undistributed earnings of ITAÚ UNIBANCO HOLDING after giving effect to the preference indicated above, without regard to whether the earnings will ultimately be fully distributed. Earnings per share amounts have been determined as if all earnings were distributed and computed following the requirements of IAS 33 – “Earnings per share”.

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ITAÚ UNIBANCO HOLDING grants stock-based compensation whose dilutive effect is reflected in diluted earnings per share, with the application of the “treasury stock method“. Under the treasury stock method, earnings per share are calculated as if shares under stock-based compensation plans had been issued and as if the assumed proceeds (funds to be received upon exercise of the stock options and the amount of compensation cost attributed to future services and not yet recognized) were used to purchase shares of ITAÚ UNIBANCO HOLDING.

y)	Revenue from services

ITAÚ UNIBANCO HOLDING provides a number of services to its clients, such as investment management, credit card, investment banking services and certain commercial banking services.

Services related to current accounts are offered to clients either in the format of packages or individually. These revenues are recognized when such services are provided.

Income from credit card commissions arises from the capture of these transactions and allocated to income on their capture and processing date.

Revenue from certain services such as fees from funds management, performance, collection for retail clients and custody, is recognized over the life of the related contracts on a straight-line basis.

The breakdown of the banking service fees is detailed in Note 24.

z)	Segment information

IFRS 8 – “Operating segments” requires that operating segments are disclosed consistently with information provided to the chief operating decision maker, who is the person or group of persons that allocates resources to the segments and assesses their performance. ITAÚ UNIBANCO HOLDING considers that its Executive Board is the chief operating decision maker.

ITAÚ UNIBANCO HOLDING has three reportable segments: (i) Retail Banking (ii) Wholesale Banking and (iii) Activities with the Market + Corporation.

Segment information is presented in Note 34.

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Note 3 – Business development

a)	Association with Banco BMG S.A.

On July 9, 2012 ITAÚ UNIBANCO HOLDING entered into an Association Agreement with Banco BMG S.A. ("BMG"), aiming at the offering, distribution and commercialization of payroll debit loans through the incorporation of a financial institution, the Banco Itaú BMG Consignado S.A. (“Itaú BMG Consignado”). After obtaining the previous approval required for starting operations, issued by the Administrative Council for Economic Defense (CADE) on October 17, 2012, the final documents were signed on December 13, 2012 and Banco BMG has been a stockholder of Itaú BMG Consignado since January 7, 2013. The completion of the operation was subject to the approval of the Central Bank of Brazil, which was obtained on April 18, 2013.

As a result of this transaction stockholders’ equity attributed to non-controlling stockholders increased by R$ 303 at the base date of 2013.

On April 29, 2014, an agreement was entered into to establish the combination of payroll loan business of BMG and Itaú BMG Consignado, which was concentrated in Itaú BMG Consignado. In reciprocity for this business combination, on July 25, 2014, a capital increase of Itaú BMG Consignado was carried out, fully subscribed and paid in by BMG in the amount of R$ 181. The possibility of this combination was already set forth in the investment agreement of December 13, 2012, which governs the association. After this capital increase, ITAÚ UNIBANCO HOLDING will hold a sixty per cent (60%) interest in the total and voting capital of Itaú BMG Consignado and BMG will hold the remaining forty per cent (40%).

Accordingly, as from July 25, 2014 and throughout the period of the Association, Itaú BMG Consignado is exclusive vehicle of BMG and its controlling shareholders for the offer, in the Brazilian territory, of payroll loans, provided that certain exceptions are observed for a maximum period of six (6) months counted from the date on which the capital of Itaú BMG Consignado is increased.

This transaction had no significant accounting effects on the results of ITAÚ UNIBANCO HOLDING, which continued to consolidate Itaú BMG Consignado in its financial statements.

b)	Credicard

On May 14, 2013, ITAÚ UNIBANCO HOLDING, signed with Banco Citibank, a Share and Quotas Purchase Agreement for the acquisition of Banco Credicard and Credicard Promotora de Vendas, including “Credicard” brand, for the amount of R$ 2,948 million (monetarily adjusted). The completion of this transaction was pending approval by the Central Bank of Brazil, which was obtained on December 12, 2013 and settled on December 20, 2013.

Banco Credicard and Credicard Promotora de Vendas are these entities responsible for the supply and distribution of financial products and services under “Credicard” brand, principally personal loans and credit cards.

In view of this transaction, ITAÚ UNIBANCO HOLDING consolidated Banco Credicard and Credicard Promotora de Vendas in the consolidated financial statements as from December, 2013 to August 31, 2014. Banco Credicard merged with Banco Itaucard S.A. on August 31, 2014.

The allocation of the difference between the amount paid and the allocation of net assets at fair value led to the recognition of goodwill based on expected future profitability, in the amount of R$ 1,863 million, and other intangible assets.

c)	BMG Seguradora S.A.

On June 25, 2013, ITAÚ UNIBANCO HOLDING, through Banco Itaú BMG Consignado S.A. (“Itaú BMG Consignado”), which is an entity indirectly controlled by ITAÚ UNIBANCO HOLDING signed a Share Purchase Agreement with controlling shareholders of Banco BMG S.A. (“Sellers”) whereby Itaú BMG Consignado agreed to acquire 99.996% of the shares issued by BMG Seguradora S.A.

BMG Seguradora generated R$ 62.6 million in retained premiums during 2012 and, from January to May 2013, a retained premiums’ volume of R$ 42.4 million, 77% higher than the volume generated during the same period of 2012.

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BMG Seguradora signed exclusivity agreements with Banco BMG S.A and with the Itaú BMG Consignado for the purpose of distributing insurance products to be offered jointly with the products distributed by these financial institutions.

The approval by the Central Bank of Brazil was obtained on December 19, 2013 and the transaction was settled on January 27, 2014 in the amount of R$ 88.1 million. This acquisition has not had any significant accounting impact on the results of ITAÚ UNIBANCO HOLDING, which has consolidated the transaction in its financial statements since January, 2014.

As a result of the study of Purchase Price Allocation - PPA, the allocation of difference between the amount paid and the share in net assets at fair value, resulted in the recognition of a goodwill due to expected future profitability in the amount of R$ 22.7 million.

d)	Citibank N.A. Uruguay Branch

On June 28, 2013, Itau Unibanco Holding, whereby its subsidiary Banco Itaú Uruguay S.A. (“BIU”) executed a binding agreement with Citibank N.A. Uruguay Branch (“Citi”) establishing the rules for the acquisition by BIU of the retail business conducted by Citi in Uruguay.

As a result of this transaction, BIU assumed a portfolio of more than 15,000 clients in Uruguay related to the retail business (bank accounts, saving and term deposits). The acquired assets include mainly the credit card operations conducted by Citi in Uruguay under the Visa, Mastercard and Diners brand, which in 2012 represented slightly more than 6% of the Uruguayan market share.

Approval was obtained from applicable regulatory authorities on December 10, 2013.

The allocation of the difference between the amount paid and the allocation of assets and liabilities related to the operation, net at fair value, led to the recognition of goodwill based on expected future profitability and other intangible assets.

e)	Partnership with Fiat

On August 20, 2013, ITAÚ UNIBANCO HOLDING announced that it renewed for another 10 years, by means of its subsidiary Itaú Unibanco S.A., the commercial cooperation agreement entered into with Fiat Group Automobiles S.p.A. and Fiat Automóveis S.A. (“Fiat”). This agreement sets forth: (i) exclusive financing offer in promotional campaigns held by car maker Fiat for the sale of new automobiles; and (ii) the exclusive use of Fiat brand in vehicle-financing related activities.

The amount involved in the transaction is not material for ITAÚ UNIBANCO HOLDING and, therefore, will not cause any material accounting effect in its results.

f)	Itaú CorpBanca

On January 29, 2014, ITAÚ UNIBANCO HOLDING, together with its subsidiary Banco Itaú Chile S.A. (“BIC”) entered into an agreement (Transaction Agreement) with CorpBanca (“CorpBanca”) and its controlling stockholders (“Corp Group”) establishing the terms and conditions to merge the operations of BIC and CorpBanca Chile in Chile and in the other jurisdictions in which CorpBanca operates.

The operation will be realized by means of (i) capital increase of BIC in the amount of US$ 652 million to be carried out by ITAÚ UNIBANCO HOLDING or one of its subsidiaries, (ii) merger of BIC into CorpBanca, with the cancellation of BIC shares and the issuance of new shares, at the estimated rate of 85,420.07 shares of CorpBanca for each 1 share of BIC, to be approved at the stockholders' meeting of CorpBanca upon the affirmative vote of two thirds (2/3) of shares issued by CorpBanca, so that the interests in the bank resulting from the merger (to be named “Itaú CorpBanca”) are 33.58% for ITAÚ UNIBANCO HOLDING and 33.13% for Corp Group, and (iii) subsequent integration of Itaú BBA Colombia S.A. into the operations of Itaú CorpBanca or its subsidiaries.

Itaú CorpBanca will be controlled by ITAÚ UNIBANCO HOLDING, which will enter into a stockholders’ agreement with Corp Group when the operation is concluded. This agreement will entitle ITAU UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of Itaú CorpBanca in accordance to their interests in capital stock, and this group of stockholders will have the privilege of electing the majority of members of the Board of Directors, and ITAÚ UNIBANCO HOLDING will be entitled to elect the majority of these members. The chairman of the Boards of Directors of Itaú CorpBanca and its subsidiaries will be appointed by Corp Group, and their vice-chairman by ITAÚ UNIBANCO HOLDING. The executives of Itaú CorpBanca and its subsidiaries will be proposed by ITAÚ UNIBANCO HOLDING and ratified by the Board of Directors of Itaú CorpBanca. The stockholders’ agreement will also set forth that Corp Group will be entitled to approve, together with ITAÚ UNIBANCO HOLDING, certain strategic matters of Itaú CorpBanca, and it will include provisions on the transfer of shares between ITAU UNIBANCO HOLDING and Corp Group, and also to third parties.

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Approvals for the merger were obtained from CorpBanca and BIC shareholders, and from all proper regulatory authorities in Chile, Brazil, Colombia e Panamá.

It is estimated that this operation will not have significant accounting effects on the results of ITAÚ UNIBANCO HOLDING, which will consolidate Itaú CorpBanca in its financial statements.

g)	Major Risk Insurance Operation

ITAÚ UNIBANCO HOLDING, whereby its subsidiary Itaú Unibanco S.A., signed on July 4th, 2014 a “Share Purchase Agreement” with ACE Ina International Holdings, Ltd. (“ACE”) whereby Itaú Unibanco and some of its subsidiaries have undertaken to sell their total stakes in Itaú Seguros Soluções Corporativas S.A. (“ISSC”).

ISSC had the ITAÚ UNIBANCO HOLDING’s major risk insurance operations, the clients of which were middle market and large corporations with policies representing high insured values. This operation was approved by the Administrative Council for Economic Defense (CADE) on September 15, 2014 and by SUSEP on October 09, 2014.

Based on pro-forma data for December 31, 2013, the major risk insurance operation comprises the following: net equity value of R$ 364 million, assets of R$ 5.8 billion and technical reserves of R$ 4.6 billion.

After certain conditions established in the agreement are fulfilled, ACE paid R$ 1.515 billion to ITAÚ UNIBANCO HOLDING and its subsidiaries. The transfer of these shares and the financial settlement of the operation were carried out on October 31, 2014.

The operation produced an accounting effect, before tax, of R$ 1.1 billion on fourth quarter ITAÚ UNIBANCO HOLDING's results.

ITAÚ UNIBANCO HOLDING’s major risk insurance operations are classified within the "Retail Banking" segment in these Financial Statements.

The sale of this operation reflects ITAÚ UNIBANCO HOLDING’s strategy of commercializing the mass-market insurance products typically related to retail banking.

h)	Tecnologia Bancária S.A. (TECBAN) – New Shareholders’ Agreement

The subsidiaries of ITAÚ UNIBANCO HOLDING, in conjunction with other financial institutions, on July 17, 2014 signed a new Shareholders Agreement of TecBan that will revoke and substitute the current shareholders agreement as soon as it comes into effect.

In addition to the usual provisions in shareholders agreements such as rules on governance and the transfer of shares, the Shareholders Agreement provides that within approximately 4 (four) years as from the date it comes into effect, the Parties shall have substituted part of their external network of Automatic Teller Machines (“ATM”) for Banco24Horas Network ATMs, which are and shall continue to being managed by TecBan. As a general rule, the external ATM network can be considered those ATMs located outside the branch banking environment or where access is not restricted, exclusive or controlled such as for example such equipment installed in shopping centers, gasoline service stations, supermarkets etc.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	40

In line with the worldwide tendency towards best practice in the industry, the Parties constituting Brazil’s leading retail banks will consolidate their external ATM networks on the Banco24Horas Network terminals, generating increased efficiency, greater quality and capillarity of customer service. It should also be pointed out that in addition to the Parties, approximately 40 (forty) other banks are clients of TecBan. Consequently, this growth in the Banco24Horas Network will also significantly benefit these institutions and their respective customers.

The operation was approved by the Administrative Council for Economic Defense (CADE) on October 22, 2014, with no restrictions. The effective date of sale and settlement was November 14, 2014.

This operation had no significant accounting effects on the results of ITAÚ UNIBANCO HOLDING.

i)	Maxi Pago

In September 2014 ITAU UNIBANCO HOLDING, through its subsidiary Rede (Redecard S.A.), entered into a share purchase agreement with the controlling parties of MaxiPago Serviços de Internet S.A., a payments gateway company featuring network interconnection for mobile electronic payments.

Approval was obtained from the Central Bank on December 15, 2014, and preconditions were fulfilled on January 8, 2015. This agreement provides for the acquisition of 35,261 common shares of MaxiPago, which represents 75% of total stock and voting capital.

The allocation of the difference between the amount paid and the allocation of net assets at fair value resulted in the recognition of a goodwill due to expected future profitability in the amount of R$ 10,5 million.

This operation had no significant effects on the results of ITAU UNIBANCO HOLDING.

j)	MCC Securities and MCC Corredora de Bolsa

In July 2011 ITAÚ UNIBANCO HOLDING, through its subsidiary in Chile, entered into a share purchase agreement with MCC Inversiones Globales (MCC Inversiones) and MCC Beneficial Owners (Chilean Individuals), by which it agreed to gradually acquire the total shares of MCC Securities.

In June 2012 ITAÚ UNIBANCO HOLDING, through its subsidiary in Chile, entered into a share purchase agreement with MCC Inversiones Globales (MCC Inversiones) and MCC Beneficial Owners (Chilean Individuals), by which it agreed to gradually acquire the total shares of MCC Corredora de Bolsa.

In August 2014, the aforementioned parties entered into a new agreement for acquiring in advance the remaining shares of MCC Securities and MCC Corredora de Bolsa for amounts US$ 32.7 million and US$ 6.7 million respectively.

Accordingly, with this operation ITAÚ UNIBANCO HOLDING validates its relevant share in the Chilean private banking market, as it now fully consolidates MCC Securities and MCC Corredora de Bolsa in its financial statements from August 2014 onwards.

k)	Via Varejo

On October 1, 2014 ITAU UNIBANCO HOLDING informed that, in view of the early termination by Via Varejo of the operating agreements for the offer of extended warranty insurance in the “Ponto Frio” and “Casas Bahia” stores, its subsidiary Itaú Seguros S.A. received from Via Varejo the cash amount of R$ 584 million, mainly related to the refund of amounts disbursed pursuant to these agreements, duly restated.

This operation had no significant effects on the results of ITAU UNIBANCO HOLDING.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	41

l)	MasterCard Brasil Soluções de Pagamento Ltda.

In March 2015 Itaú Unibanco S.A., entered into an agreement with MasterCard Brasil Soluções de Pagamento Ltda. (“MasterCard”) to create an alliance in the payment solutions market in Brazil (“Strategic Alliance”).

Itaú Unibanco’s purposes when creating the Strategic Alliance are (a) to focus on the expansion of its issue and acquisition business, particularly related to the new payment solutions network, (b) to have access to new payment solutions technologies, (c) to obtain significant scale and efficiency gains, and (d) to benefit from MasterCard’s expertise in the management of payment solution brands.

The effectiveness of the Strategic Alliance is subject to the satisfaction of certain conditions precedent and approval by proper regulatory authorities.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	42

Note 4 - Cash and cash equivalents

For purposes of consolidated statements of cash flows, Cash and cash equivalents in this note comprises the following items:

	09/30/2015	12/31/2014
Cash and deposits on demand	18,138	17,527
Interbank deposits	22,190	13,939
Securities purchased under agreements to resell	48,047	93,852
Total	88,375	125,318

Amounts related to interbank deposits and securities purchased under agreements to resell not included in cash equivalents are R$ 9,409 (R$ 9,142 at December 31, 2014) and R$ 150,138 (R$ 115,066 at December 31, 2014), respectively.

Note 5 - Central Bank compulsory deposits

	09/30/2015	12/31/2014
Non-interest bearing deposits	3,985	3,392
Interest-bearing deposits	61,278	59,714
Total	65,263	63,106

Note 6 - Interbank deposits and securities purchased under agreements to resell

	09/30/2015			12/31/2014
	Current	Non- current	Total	Current	Non- current	Total
Interbank deposits	30,890	709	31,599	22,135	946	23,081
Securities purchased under agreements to resell (*)	198,185	-	198,185	208,918	-	208,918
Total	229,075	709	229,784	231,053	946	231,999

(*) The amounts of R$ 13,165 (R$ 5,945 at December 31, 2014) are pledged in guarantee of operations on BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros and Central Bank and the amounts of R$ 113,972 (R$ 88,716 at December 31, 2014) are pledged in guarantee of repurchase agreement transactions, in conformity with the policies described in Note 2.4f.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	43

Note 7 – Financial assets held for trading and designated at fair value through profit or loss

a) Financial assets held for trading recognized at their fair value are presented in the following table:

	09/30/2015			12/31/2014
	Cost	Accumulated gain / (loss) reflected in income	Fair value	Cost	Accumulated gain / (loss) reflected in income	Fair value
Investment funds	1,151	(95)	1,056	870	-	870
Brazilian government securities (1a)	117,849	(861)	116,988	86,796	(403)	86,393
Brazilian external debt bonds (1b)	4,553	(184)	4,369	1,894	20	1,914
Government securities – abroad (1c)	1,331	40	1,371	1,502	38	1,540
Argentina	637	41	678	594	34	628
Chile	1	-	1	132	-	132
Colombia	88	-	88	85	3	88
United States	87	-	87	447	1	448
Mexico	9	-	9	3	-	3
Paraguay	364	-	364	128	-	128
Uruguay	79	(1)	78	41	-	41
Other	66	-	66	72	-	72
Corporate securities (1d)	41,557	46	41,603	42,207	20	42,227
Shares	2,179	(7)	2,172	2,383	(32)	2,351
Bank deposit certificates	2,545	-	2,545	3,281	-	3,281
Securitized real estate loans	-	-	-	1	-	1
Debentures	4,679	86	4,765	4,203	40	4,243
Eurobonds and other	1,250	(33)	1,217	1,049	12	1,061
Financial credit bills	30,894	-	30,894	30,711	-	30,711
Promissory notes	-	-	-	577	-	577
Other	10	-	10	2	-	2
Total (2)	166,441	(1,054)	165,387	133,269	(325)	132,944

(1) Assets held for trading pledged as collateral of funding transactions of financial institutions and clients were: a) R$ 29,913 (R$ 36,544 at December 31, 2014), b) R$ 3,504 (R$ 531 at December 31, 2014), c) R$ 367 (R$ 249 at December 31, 2014) and d) (R$ 42 at December 31, 2014), totaling R$ 33,784 (R$ 37,366 at December 31, 2014).

(2) In the period, there was no reclassification of held for trading financial assets to other categories of financial assets.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	44

The cost and fair value of financial assets held for trading by maturity are as follows:

	09/30/2015		12/31/2014
	Cost	Fair value	Cost	Fair value
Current	45,905	45,833	53,436	53,451
Non-stated maturity	3,330	3,228	3,253	3,220
Up to one year	42,575	42,605	50,183	50,231
Non-current	120,536	119,554	79,833	79,493
From one to five years	55,922	55,611	57,278	57,074
From five to ten years	59,733	59,147	16,400	16,279
After ten years	4,881	4,796	6,155	6,140
Total	166,441	165,387	133,269	132,944

Financial assets held for trading include assets with a fair value of R$ 111,012 (R$ 97,184 at December 31, 2014) that belong to investment funds wholly owned by Itaú Vida e Previdência S.A. The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (less fees charged by us) are used by our subsidiary to purchase quotas of those investment funds.

b) Financial assets designated at fair value through profit or loss are presented in the following table:

	09/30/2015
	Cost	Accumulated gain/(loss) reflected in income	Fair value

Brazilian external debt bonds	496	(4)	492
Government securities – abroad	149	(6)	143
Total	645	(10)	635

	12/31/2014
	Cost	Accumulated gain/(loss) reflected in income	Fair value

Brazilian external debt bonds	601	25	626
Government securities – abroad	109	(2)	107
Total	710	23	733

The cost and fair value by maturity of financial assets designated as fair value through profit or loss were as follows:

	9/30/2015		12/31/2014
	Cost	Fair value	Cost	Fair value
Current	117	118	468	493
Up to one year	117	118	468	493
Non-current	528	517	242	240
From one to five years	528	517	242	240

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	45

Note 8 – Derivatives

ITAÚ UNIBANCO HOLDING enters into derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures.

Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice), at a future date, at a contracted price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price at the contract date. Daily cash settlements of price movements are made for all instruments.

Forwards – Interest forward contracts are agreements to exchange payments on a specified future date, based on a market change in interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another country at an agreed price, at an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at a contracted price and are settled in cash.

Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash at a future date or dates, based on differentials between specified financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts presented in Other in the table below correspond substantially to inflation rate swap contracts.

Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell within a limited time a financial instrument including a flow of interest, foreign currencies, commodities, or financial instruments at a contracted price that may also be settled in cash, based on differentials between specific indices.

Credit Derivatives – Credit derivatives are financial instruments with value relating to the credit risk associated to the debt issued by a third party (the reference entity), which permits that one party (the purchaser of the hedge) transfers the risk to the counterparty (the seller of the hedge). The seller of the hedge should make payments as set forth in the contract when the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge, but, on the other hand, assumes the risk that the underlying asset referenced in the contract undergoes a credit event, and the seller would have to make the payment to the purchaser of the hedge, which could be the notional amount of the credit derivative.

The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 9,088 (R$ 3,826 at December 31, 2014) and was basically comprised of government securities.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	46

The following table shows the composition of derivatives by index:

	Off-balance sheet notional amount	Amortized cost	Gains / (losses)	Fair value
	09/30/2015	09/30/2015	09/30/2015	09/30/2015
Futures contracts	605,271	(362)	247	(115)
Purchase commitments	148,857	(494)	292	(202)
Commodities	326	-	-	-
Indices	73,312	(605)	4	(601)
Interbank market	31,800	269	(1)	268
Foreign currency	38,020	(158)	289	131
Securities	5,399	-	-	-
Commitments to sell	456,414	132	(45)	87
Commodities	164	-	-	-
Indices	87,044	591	(2)	589
Interbank market	233,921	(531)	-	(531)
Foreign currency	131,667	72	(43)	29
Securities	3,605	-	-	-
Other	13	-	-	-
Swap contracts	655,478	(9,814)	(1)	(9,815)
Asset position	322,832	5,945	2,262	8,207
Indices	131,103	(290)	1,033	743
Interbank market	61,332	71	1,283	1,354
Foreign currency	22,576	4,851	(1,615)	3,236
Floating rate	9,420	423	37	460
Fixed rate	98,366	889	1,524	2,413
Securities	25	-	-	-
Other	10	1	-	1
Liability position	332,646	(15,759)	(2,263)	(18,022)
Commodities	23	-	-	-
Indices	93,527	(2,025)	(643)	(2,668)
Interbank market	36,637	378	(1,991)	(1,613)
Foreign currency	45,155	(8,561)	1,145	(7,416)
Floating rate	12,776	(728)	(547)	(1,275)
Fixed rate	144,289	(4,777)	(234)	(5,011)
Securities	84	(46)	7	(39)
Other	155	-	-	-
Option contracts	418,260	(80)	(371)	(451)
Purchase commitments – long position	87,873	2,435	4,603	7,038
Commodities	782	30	(10)	20
Indices	27,631	94	1	95
Interbank market	1,335	5	16	21
Foreign currency	52,174	2,200	4,317	6,517
Fixed rate	5	-	-	-
Securities	5,845	98	275	373
Other	101	8	4	12
Commitments to sell – long position	119,552	1,572	190	1,762
Commodities	546	19	19	38
Indices	36,691	165	51	216
Interbank market	8,322	11	(8)	3
Foreign currency	65,653	1,051	(810)	241
Fixed rate	165	7	-	7
Securities	8,125	319	936	1,255
Other	50	-	2	2
Purchase commitments – short position	90,924	(2,233)	(4,825)	(7,058)
Commodities	846	(25)	13	(12)
Indices	29,374	(143)	(11)	(154)
Interbank market	3,002	(13)	(38)	(51)
Foreign currency	52,461	(1,986)	(4,613)	(6,599)
Fixed rate	114	-	-	-
Securities	5,026	(58)	(172)	(230)
Other	101	(8)	(4)	(12)
Commitments to sell – short position	119,911	(1,854)	(339)	(2,193)
Commodities	307	(19)	(36)	(55)
Indices	47,642	(275)	(142)	(417)
Interbank market	3,932	(4)	1	(3)
Foreign currency	60,364	(1,239)	757	(482)
Fixed rate	20	(1)	-	(1)
Securities	7,596	(316)	(917)	(1,233)
Other	50	-	(2)	(2)

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	47

	Off-balance sheet notional amount	Amortized cost	Gains / (losses)	Fair value
	09/30/2015	09/30/2015	09/30/2015	09/30/2015
Forward operations (onshore)	32,738	2,385	(4)	2,381
Purchases receivable	1,056	2,030	2	2,032
Floating rate	141	141	1	142
Fixed rate	915	1,889	1	1,890
Purchases payable	-	(1,726)	-	(1,726)
Floating rate	-	(141)	-	(141)
Fixed rate	-	(1,585)	-	(1,585)
Sales receivable	30,040	3,047	22	3,069
Interbank market	26,916	-	20	20
Floating rate	291	289	-	289
Fixed rate	685	677	-	677
Securities	2,148	2,081	2	2,083
Sales deliverable	1,642	(966)	(28)	(994)
Interbank market	1,642	-	(18)	(18)
Floating rate	-	(289)	(2)	(291)
Fixed rate	-	(677)	(8)	(685)
Credit derivatives	12,885	42	(296)	(254)
Asset position	4,620	329	313	642
Foreign currency	3,549	326	263	589
Fixed rate	79	3	4	7
Securities	795	-	41	41
Other	197	-	5	5
Liability position	8,265	(287)	(609)	(896)
Foreign currency	3,880	(244)	(310)	(554)
Fixed rate	1,490	(44)	(47)	(91)
Securities	2,706	1	(242)	(241)
Other	189	-	(10)	(10)
Forwards operations (offshore)	161,146	(513)	26	(487)
Asset position	76,667	5,447	(80)	5,367
Commodities	229	54	(13)	41
Indices	24	1	-	1
Foreign currency	76,275	5,390	(67)	5,323
Securities	139	2	-	2
Liability position	84,479	(5,960)	106	(5,854)
Commodities	92	(16)	1	(15)
Indices	42	(4)	-	(4)
Foreign currency	84,233	(5,936)	105	(5,831)
Securities	112	(4)	-	(4)
Swap with USD check	1,737	(553)	24	(529)
Asset position – interbank market	592	-	-	-
Liability position - foreign currency	1,145	(553)	24	(529)
Check of swap – asset position - foreign currency	1,135	262	85	347
Other derivative financial instruments	17,979	(1)	249	248
Asset position	16,877	4,888	925	5,813
Foreign currency	11,299	4,797	570	5,367
Fixed rate	2,135	79	72	151
Securities	3,185	12	272	284
Other	258	-	11	11
Liability position	1,102	(4,889)	(676)	(5,565)
Foreign currency	292	(4,889)	(646)	(5,535)
Securities	682	-	(26)	(26)
Other	128	-	(4)	(4)
	Asset	25,955	8,322	34,277
	Liability	(34,589)	(8,363)	(42,952)
	Total	(8,634)	(41)	(8,675)

Derivative contracts mature as follows (in days):

Off-balance sheet – notional amount	0 - 30	31 - 180	181 - 365	Over 365	09/30/2015
Futures contracts	132,984	221,061	55,392	195,834	605,271
Swaps contracts - difference payable	8,274	45,528	42,509	220,576	316,887
Options	167,159	176,584	49,624	24,893	418,260
Forwards (onshore)	3,869	13,215	10,014	5,640	32,738
Credit derivatives	-	1,315	774	10,796	12,885
Forwards (offshore)	48,817	80,028	21,941	10,360	161,146
Swaps with USD check	-	5	-	587	592
Check of swap	-	9	-	1,126	1,135
Other derivative financial instruments	21	5,988	624	11,346	17,979

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	48

The following table shows the composition of derivatives by index:

	Off-balance sheet notional amount	Amortized cost	Gains / (losses)	Fair value
	12/31/2014	12/31/2014	12/31/2014	12/31/2014
Futures contracts	331,022	(375)	21	(354)
Purchase commitments	97,931	(694)	48	(646)
Commodities	157	-	-	-
Indices	43,126	(624)	(9)	(633)
Interbank market	29,994	49	-	49
Foreign currency	17,797	(119)	57	(62)
Fixed rate	41	-	-	-
Securities	6,811	-	-	-
Other	5	-	-	-
Commitments to sell	233,091	319	(27)	292
Commodities	341	-	-	-
Indices	19,289	311	5	316
Interbank market	82,595	(117)	1	(116)
Foreign currency	123,068	125	(33)	92
Securities	7,798	-	-	-
Swap contracts		(5,132)	414	(4,718)
Asset position	270,219	4,011	805	4,816
Indices	103,921	588	137	725
Interbank market	68,534	345	456	801
Foreign currency	12,057	1,323	70	1,393
Floating rate	3,763	115	77	192
Fixed rate	81,917	1,640	65	1,705
Securities	16	-	-	-
Other	11	-	-	-
Liability position	275,351	(9,143)	(391)	(9,534)
Commodities	25	-	-	-
Indices	72,197	(2,510)	39	(2,471)
Interbank market	51,284	(71)	(601)	(672)
Foreign currency	24,796	(2,359)	155	(2,204)
Floating rate	5,665	(74)	(129)	(203)
Fixed rate	121,048	(4,065)	131	(3,934)
Securities	88	(41)	12	(29)
Other	248	(23)	2	(21)
Option contracts	503,836	(93)	(92)	(185)
Purchase commitments – long position	88,641	1,120	853	1,973
Commodities	614	17	(2)	15
Indices	35,438	102	(22)	80
Interbank market	12,430	48	34	82
Foreign currency	36,918	898	566	1,464
Floating rate	8	-	-	-
Fixed rate	2	-	-	-
Securities	3,153	49	268	317
Other	78	6	9	15
Commitments to sell – long position	142,059	1,049	(150)	899
Commodities	176	6	7	13
Indices	77,500	163	(1)	162
Interbank market	23,359	44	(42)	2
Foreign currency	30,936	625	(419)	206
Floating rate	163	1	(1)	-
Fixed rate	114	5	-	5
Securities	9,778	205	305	510
Other	33	-	1	1
Purchase commitments – short position	88,218	(1,136)	(910)	(2,046)
Commodities	433	(8)	(1)	(9)
Indices	38,388	(73)	(15)	(88)
Interbank market	7,380	(33)	(31)	(64)
Foreign currency	34,500	(990)	(579)	(1,569)
Fixed rate	68	-	-	-
Securities	7,371	(26)	(275)	(301)
Other	78	(6)	(9)	(15)
Commitments to sell – short position	184,918	(1,126)	115	(1,011)
Commodities	328	(18)	(25)	(43)
Indices	123,694	(92)	(90)	(182)
Interbank market	20,849	(24)	23	(1)
Foreign currency	30,937	(801)	506	(295)
Fixed rate	3	-	-	-
Securities	9,074	(191)	(298)	(489)
Other	33	-	(1)	(1)

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	49

	Off-balance sheet notional amount	Amortized cost	Gains / (losses)	Fair value
	12/31/2014	12/31/2014	12/31/2014	12/31/2014
Forwards operations (onshore)	7,939	1,723	(11)	1,712
Purchases receivable	162	163	1	164
Floating rate	66	65	1	66
Fixed rate	94	96	-	96
Securities	2	2	-	2
Purchases payable	-	(162)	-	(162)
Floating rate	-	(65)	-	(65)
Fixed rate	-	(95)	-	(95)
Securities	-	(2)	-	(2)
Sales receivable	2,201	2,231	(1)	2,230
Floating rate	122	124	-	124
Fixed rate	386	462	-	462
Securities	1,693	1,645	(1)	1,644
Sales deliverable	5,576	(509)	(11)	(520)
Interbank market	5,576	-	(8)	(8)
Floating rate	-	(124)	(2)	(126)
Fixed rate	-	(385)	(1)	(386)
Credit derivatives	11,161	25	(82)	(57)
Asset position	6,804	178	(56)	122
Foreign currency	1,806	118	(68)	50
Fixed rate	3,932	59	(28)	31
Securities	826	1	34	35
Other	240	-	6	6
Liability position	4,357	(153)	(26)	(179)
Foreign currency	1,790	(110)	57	(53)
Fixed rate	563	(31)	19	(12)
Securities	1,935	(12)	(101)	(113)
Other	69	-	(1)	(1)
Forwards operations (offshore)	101,874	336	77	413
Asset position	54,432	2,078	28	2,106
Commodities	182	14	1	15
Foreign currency	54,212	2,061	27	2,088
Securities	38	3	-	3
Liability position	47,442	(1,742)	49	(1,693)
Commodities	152	(24)	6	(18)
Foreign currency	47,290	(1,717)	43	(1,674)
Securities	-	(1)	-	(1)
Swap with USD check	1,629	(209)	(20)	(229)
Asset position – interbank market	710	-	-	-
Liability position - foreign currency	919	(209)	(20)	(229)
Check of swap – asset position - foreign currency	908	-	93	93
Other derivative financial instruments	11,276	109	22	131
Asset position	6,817	1,504	249	1,753
Foreign currency	2,647	1,399	183	1,582
Fixed rate	628	42	(26)	16
Securities	3,454	63	91	154
Other	88	-	1	1
Liability position	4,459	(1,395)	(227)	(1,622)
Foreign currency	3,474	(1,395)	(209)	(1,604)
Securities	766	-	(14)	(14)
Other	219	-	(4)	(4)
	Asset	12,334	1,822	14,156
	Liability	(15,950)	(1,400)	(17,350)
	Total	(3,616)	422	(3,194)

Derivative contracts mature as follows (in days):

Off-balance sheet - notional amount	0 - 30	31 - 180	181 - 365	Over 365	12/31/2014
Futures contracts	26,358	119,027	47,279	138,358	331,022
Swaps contracts - difference payable	13,374	72,365	22,292	158,177	266,208
Options	231,624	203,454	52,421	16,337	503,836
Forwards (onshore)	2,325	4,455	838	321	7,939
Credit derivatives	291	2,757	500	7,613	11,161
Forwards (offshore)	36,297	42,057	16,510	7,010	101,874
Swap with USD check	-	-	122	588	710
Check of swap	-	-	155	753	908
Other derivative financial instruments	171	868	1,785	8,452	11,276

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	50

Derivative financial instruments

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value, and by maturity.

	09/30/2015
	Fair value	%	0-30 days	31-90 days	91-180 days	181-365 days	366-720 days	Over 720 days
Assets
Swaps – difference receivable	8,207	24.0	49	76	1,041	305	2,219	4,517
BM&FBOVESPA	526	1.5	1	3	24	63	109	326
Companies	5,223	15.3	40	33	137	129	1,373	3,511
Financial institutions	2,232	6.5	6	36	873	112	565	640
Individuals	226	0.7	2	4	7	1	172	40
Option premiums	8,800	25.7	1,617	1,430	3,307	1,080	504	862
BM&FBOVESPA	4,083	11.9	874	736	2,192	248	25	8
Companies	1,784	5.2	133	115	331	259	345	601
Financial institutions	2,924	8.6	610	579	783	565	134	253
Individuals	9	0.0	-	-	1	8	-	-
Forwards (onshore)	5,101	14.9	3,088	1,189	796	22	6	-
BM&FBOVESPA	2,104	6.1	193	1,140	747	18	6	-
Companies	1,323	3.9	1,221	49	49	4	-	-
Financial institutions	1,674	4.9	1,674	-	-	-	-	-
Credit derivatives - financial Institutions	642	1.9	-	7	1	4	4	626
Forwards (offshore)	5,367	15.6	984	864	1,794	978	325	422
BM&FBOVESPA	1	0.0	1	-	-	-	-	-
Companies	2,334	6.8	424	403	476	567	215	249
Financial institutions	3,026	8.8	559	457	1,317	410	110	173
Individuals	6	0.0	-	4	1	1	-	-
Check of swap – companies	347	1.0	-	3	-	-	344	-
Other	5,813	16.9	4	4,028	161	41	90	1,489
Companies	389	1.1	4	19	27	24	50	265
Financial institutions	5,424	15.8	-	4,009	134	17	40	1,224
Total (*)	34,277	100.0	5,742	7,597	7,100	2,430	3,492	7,916
% per maturity term			16.8	22.2	20.7	7.1	10.1	23.1

(*) Of the total asset portfolio of Derivative Financial Instruments, R$ 22,869 refers to current and R$ 11,408 to non-current.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	51

Derivative financial instruments

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated fair value and by maturity.

	12/31/2014
	Fair value	%	0-30 days	31-90 days	91-180 days	181-365 days	366-720 days	Over 720 days
Assets
Swaps – difference receivable	4,816	34.0	448	150	429	233	643	2,913
BM&FBOVESPA	109	0.8	1	22	12	8	11	55
Companies	2,961	20.8	278	62	186	125	461	1,849
Financial institutions	1,354	9.6	165	53	38	75	128	895
Individuals	392	2.8	4	13	193	25	43	114
Option premiums	2,872	20.2	481	738	384	598	308	363
BM&FBOVESPA	1,713	12.0	140	246	1,138	165	23	1
Companies	(453)	(3.2)	37	45	(1,010)	143	140	192
Financial institutions	1,611	11.4	304	447	255	290	145	170
Individuals	1	0.0	-	-	1	-	-	-
Forwards (onshore)	2,394	16.9	846	832	714	2	-	-
BM&FBOVESPA	1,646	11.6	163	796	685	2	-	-
Companies	406	2.9	341	36	29	-	-	-
Financial institutions	342	2.4	342	-	-	-	-	-
Credit derivatives - financial institutions	122	0.9	-	-	1	6	8	107
Forwards (offshore)	2,106	14.9	631	519	287	406	149	114
Companies	914	6.5	101	280	152	195	94	92
Financial institutions	1,190	8.4	530	237	135	211	55	22
Individuals	2	0.0	-	2	-	-	-	-
Check of swap – companies	93	0.7	-	-	-	7	-	86
Other	1,753	12.4	2	16	3	986	69	677
Companies	211	1.5	1	3	3	10	59	135
Financial institutions	1,542	10.9	1	13	-	976	10	542
Total (*)	14,156	100.0	2,408	2,255	1,818	2,238	1,177	4,260
% per maturity term			17.0	15.9	12.8	15.8	8.3	30.1

(*) Of the total asset portfolio of Derivative Financial Instruments, R$ 8,719 refers to current and R$ 5,437 to non-current.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	52

	09/30/2015
	Fair value	%	0 - 30 days	31 - 90 days	91 - 180 days	181 - 365 days	366 - 720 days	Over 720 days
Liabilities
Futures - BM&FBOVESPA	(115)	0.3	267	(4)	(114)	(14)	(49)	(201)
Swaps – Difference payable	(18,022)	42.0	(948)	(1,232)	(927)	(1,433)	(2,585)	(10,897)
BM&FBOVESPA	(1,469)	3.4	(162)	(109)	(81)	(164)	(296)	(657)
Companies	(7,706)	17.9	(637)	(1,051)	(731)	(733)	(1,389)	(3,165)
Financial institutions	(3,374)	7.9	(142)	(62)	(79)	(438)	(428)	(2,225)
Individuals	(5,473)	12.8	(7)	(10)	(36)	(98)	(472)	(4,850)
Option premiums	(9,251)	21.5	(1,899)	(1,773)	(2,984)	(1,198)	(668)	(729)
BM&FBOVESPA	(3,899)	9.1	(991)	(913)	(1,586)	(384)	(15)	(10)
Companies	(695)	1.6	(41)	(33)	(155)	(116)	(164)	(186)
Financial institutions	(4,649)	10.8	(867)	(826)	(1,242)	(694)	(489)	(531)
Individuals	(8)	0.0	-	(1)	(1)	(4)	-	(2)
Forwards (onshore)	(2,720)	6.3	(2,720)	-	-	-	-	-
BM&FBOVESPA	(18)	0.0	(18)	-	-	-	-	-
Companies	(1,032)	2.4	(1,032)	-	-	-	-	-
Financial institutions	(1,670)	3.9	(1,670)	-	-	-	-	-
Credit derivatives - Financial institutions	(896)	2.1	-	(5)	(30)	(21)	(71)	(769)
Forwards (offshore)	(5,854)	13.6	(1,324)	(1,470)	(1,616)	(835)	(417)	(192)
BM&FBOVESPA	(1)	0.0	(1)	-	-	-	-	-
Companies	(3,509)	8.2	(701)	(918)	(820)	(595)	(293)	(182)
Financial institutions	(2,330)	5.4	(621)	(548)	(787)	(240)	(124)	(10)
Individuals	(14)	0.0	(1)	(4)	(9)	-	-	-
Swaps with USD check - Companies	(529)	1.2	-	(5)	-	-	(326)	(198)
Other	(5,565)	13.0	-	(4,139)	(136)	(26)	(9)	(1,255)
Companies	(752)	1.8	-	(1)	(3)	(10)	(9)	(729)
Financial institutions	(4,813)	11.2	-	(4,138)	(133)	(16)	-	(526)
Total (*)	(42,952)	100.0	(6,624)	(8,628)	(5,807)	(3,527)	(4,125)	(14,241)
% per maturity term			15.4	20.1	13.5	8.2	9.6	33.2

(*) Of the total liability portfolio of Derivative Financial Instruments, R$ (24,586) refers to current and R$ (18,366) to non-current.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	53

	12/31/2014
	Fair value	%	0 - 30 days	31 - 90 days	91 - 180 days	181 - 365 days	366 - 720 days	Over 720 days
Liabilities
Futures - BM&FBOVESPA	(354)	2.0	29	150	(192)	(207)	(63)	(71)
Swaps – difference payable	(9,534)	55.0	(241)	(335)	(706)	(720)	(778)	(6,754)
BM&FBOVESPA	(367)	2.1	(2)	(20)	(144)	(8)	(15)	(178)
Companies	(3,825)	22.1	(209)	(247)	(355)	(536)	(520)	(1,958)
Financial institutions	(1,552)	9.0	(27)	(40)	(47)	(161)	(155)	(1,122)
Individuals	(3,790)	21.8	(3)	(28)	(160)	(15)	(88)	(3,496)
Option premiums	(3,057)	17.6	(431)	(761)	(534)	(558)	(353)	(420)
BM&FBOVESPA	(545)	3.1	(121)	(194)	(127)	(60)	(43)	-
Companies	(378)	2.2	(9)	(27)	(19)	(55)	(100)	(168)
Financial institutions	(2,133)	12.3	(300)	(540)	(388)	(443)	(210)	(252)
Individuals	(1)	0.0	(1)	-	-	-	-	-
Forwards (onshore)	(682)	4.0	(681)	(1)	-	-	-	-
BM&FBOVESPA	(8)	0.1	(7)	(1)	-	-	-	-
Companies	(332)	1.9	(332)	-	-	-	-	-
Financial institutions	(342)	2.0	(342)	-	-	-	-	-
Credit derivatives	(179)	1.1	-	(1)	-	(14)	(39)	(125)
Companies	(13)	0.1	-	-	-	(13)	-	-
Financial institutions	(166)	1.0	-	(1)	-	(1)	(39)	(125)
Forwards (offshore)	(1,693)	9.7	(404)	(472)	(352)	(343)	(78)	(44)
Companies	(867)	5.0	(146)	(272)	(139)	(214)	(62)	(34)
Financial institutions	(823)	4.7	(258)	(199)	(211)	(129)	(16)	(10)
Individuals	(3)	0.0	-	(1)	(2)	-	-	-
Swaps with USD check – companies	(229)	1.3	-	-	-	(36)	-	(193)
Other	(1,622)	9.3	-	-	(1)	(1,002)	(17)	(602)
Companies	(278)	1.6	-	-	(1)	(2)	(7)	(268)
Financial institutions	(1,344)	7.7	-	-	-	(1,000)	(10)	(334)
Total (*)	(17,350)	100.0	(1,728)	(1,420)	(1,785)	(2,880)	(1,328)	(8,209)
% per maturity term			10.0	8.2	10.3	16.6	7.7	47.3

(*) Of the total liability portfolio of Derivative Financial Instruments, R$ (7,813) refers to current and R$ (9,537) to non-current.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	54

a) Information on credit derivatives

ITAÚ UNIBANCO HOLDING buys and sells credit protection mainly related to securities of Brazilian listed companies in order to meet the needs of its customers. When ITAÚ UNIBANCO HOLDING sells contracts for credit protection, the exposure for a given reference entity may be partially or totally offset by a credit protection purchase contract of another counterparty for the same reference entity or similar entity. The credit derivatives for which ITAÚ UNIBANCO HOLDING is protection seller are credit default swaps, total return swaps and credit-linked notes.

Credit Default Swaps – CDS

CDS are credit derivatives in which, upon a credit event related to the reference entity pursuant to the terms of the contract, the protection buyer is entitled to receive, from the protection seller, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs.

Total Return Swap – TRS

TRS is a transaction in which a party swaps the total return of a reference entity or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets.

The table below presents the portfolio of credit derivatives in which ITAÚ UNIBANCO HOLDING sells protection to third parties, by maturity, and the maximum potential of future payments, gross of any guarantees, as well as its classification by instrument, risk and reference entity.

	09/30/2015
	Maximum potential of future payments, gross	Before 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument
CDS	9,050	1,963	3,204	3,883	-
Total by instrument	9,050	1,963	3,204	3,883	-
By risk rating
Investment grade	9,050	1,963	3,204	3,883	-
Total by risk	9,050	1,963	3,204	3,883	-
By reference entity
Private entities	9,050	1,963	3,204	3,883	-
Total by entity	9,050	1,963	3,204	3,883	-

	12/31/2014
	Maximum potential of future payments, gross	Before 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument
CDS	6,829	1,578	2,341	2,644	266
TRS	1,671	1,671	-	-	-
Total by instrument	8,500	3,249	2,341	2,644	266
By risk rating
Investment grade	8,500	3,249	2,341	2,644	266
Total by risk	8,500	3,249	2,341	2,644	266
By reference entity
Private entities	8,500	3,249	2,341	2,644	266
Total by entity	8,500	3,249	2,341	2,644	266

ITAÚ UNIBANCO HOLDING assesses the risk of a credit derivative based on the credit ratings attributed to the reference entity by independent credit rating agencies. Investment grade are those entities for which credit risk is rated as Baa3 or higher, as rated by Moody's, and BBB- or higher, according to the ratings of Standard & Poor’s and Fitch Ratings. The maximum potential loss that may be incurred with the credit derivative is based on the notional amount of the derivative. ITAÚ UNIBANCO HOLDING believes, based on its historical experience, that the amount of the maximum potential loss does not represent the actual level of loss. This is so because, should there be an event of loss, the amount of maximum potential loss should be reduced from the notional amount by the recoverable amount.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	55

The credit derivatives sold are not covered by guarantees, and during this period, ITAÚ UNIBANCO HOLDING has not incurred any loss related to credit derivative contracts.

The following table presents the notional amount of purchased credit derivatives whose underlying amounts are identical to those for which ITAÚ UNIBANCO HOLDING operates as seller of the credit protection.

	09/30/2015
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(9,050)	3,835	(5,215)
Total	(9,050)	3,835	(5,215)

	12/31/2014
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(6,829)	2,661	(4,168)
TRS	(1,671)	-	(1,671)
Total	(8,500)	2,661	(5,839)

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	56

b) Financial instruments subject to offsetting, enforceable master netting arrangements and similar agreements

The following tables set forth the financial assets and liabilities that are subject to offsetting, enforceable master netting arrangements, as well as how these financial assets and liabilities have been presented in ITAÚ UNIBANCO HOLDING's financial statements. These tables also reflect the amounts of collateral pledged or received in relation to financial assets and liabilities subject to enforceable arrangements that have not been presented on a net basis in accordance with IAS 32.

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements:

09/30/2015
	Gross amount of recognized financial	Gross amount offset in the	Net amount of financial assets presented in the statement of	Related amounts not offset in the statement of financial position (2)
	assets (1)	statement of financial position	financial position	Financial instruments (3)	Cash collateral received	Net amount
Securities purchased under agreements to resell	198,185	-	198,185	(681)	-	197,504
Derivatives	34,277	-	34,277	(12,366)	-	21,911

12/31/2014
	Gross amount of recognized financial	Gross amount offset in the	Net amount of financial assets presented in the statement of	Related amounts not offset in the statement of financial position (2)
	assets (1)	statement of financial position	financial position	Financial instruments (3)	Cash collateral received	Net amount
Securities purchased under agreements to resell	208,918	-	208,918	-	-	208,918
Derivatives	15,039	(883)	14,156	(4,059)	-	10,097

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements:

09/30/2015
	Gross amount of recognized financial	Gross amount offset in the	Net amount of financial liabilities presented in the statement of	Related amounts not offset in the statement of financial position (2)
	liabilities (1)	statement of financial position	financial position	Financial instruments (3)	Cash collateral pledged	Net amount
Securities sold under repurchase agreements	302,454	-	302,454	(20,899)	-	281,555
Derivatives	42,952	-	42,952	(12,366)	(1,427)	29,159

12/31/2014
	Gross amount of recognized financial	Gross amount offset in the	Net amount of financial liabilities presented in the statement of	Related amounts not offset in the statement of financial position (2)
	liabilities (1)	statement of financial position	financial position	Financial instruments (3)	Cash collateral pledged	Net amount
Securities sold under repurchase agreements	288,683	-	288,683	(14,382)	-	274,301
Derivatives	17,350	-	17,350	(4,059)	(55)	13,236

(1) Includes amounts of master offset agreements and other such agreements, both enforceable and unenforceable.

(2) Limited to amounts subject to enforceable master offset agreements and other such agreements.

(3) Includes amounts subject to enforceable master offset agreements and other such agreements, and guarantees in financial instruments.

Financial assets and financial liabilities are offset in the balance sheet only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Derivatives and repurchase agreements not set off in the balance sheet relate to transactions in which there are enforceable master netting agreements or similar agreements, but the offset criteria have not been met in accordance with paragraph 42 of IAS 32 mainly because ITAÚ UNIBANCO HOLDING has no intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	57

Note 9 – Hedge accounting

Hedge accounting varies depending on the nature of the hedged item and of the transaction. Derivatives may qualify for hedging instrument for accounting purposes if they are designated as hedging instruments under fair value hedges, cash flow hedge or hedge of net investment in foreign operations.

Cash flow hedge

To hedge the variation of future cash flows of interest payment and receipts and exposure to futures interest rate, ITAÚ UNIBANCO HOLDING uses futures contracts traded at BM&FBOVESPA and Chicago Stock Exchange, related to certain fixed assets and liabilities, denominated in Reais and dollars, futures Euro-Dollar and interest rate swaps, related to redeemable preferred shares, denominated in dollars, issued by one of our subsidiaries, DDI Futures contracts, traded on BM&FBOVESPA, related to highly probable forecast transactions denominated in dollars and NDF (Non Deliverable Forward) contracts traded in the over-the-counter market, related to highly probable forecast transactions not accounted for.

Under a DI Futures contract, a net payment (receipt) is made for the difference between an amount multiplied by the CDI rate and an amount computed and multiplied by a fixed rate. Under an interest rate swap and futures Euro-Dollar, a net payment (receipt) is made for the difference between an amount computed multiplied by the LIBOR rate and the an amount computed and multiplied by a fixed rate. In DDI Future contracts, NDF and Forwards, the gain (loss) from exchange variation is computed as the difference between two periods of market quotation between the US dollar and the contracted currency.

The cash flow hedge strategies of ITAÚ UNIBANCO HOLDING consist of a hedge of exposure to variations in cash flows, payment of interest and exposure to interest rate, which are attributable to changes in interest rates related to assets and liabilities recognized and changes in interest rates of unrecognized assets and liabilities.

ITAÚ UNIBANCO HOLDING has applied cash flow hedge strategies as follows:

•	Hedge of time deposits and repurchase agreements: hedge of the variability in cash flows of interest payments resulting from changes in the CDI interest rate.
•	Hedge of redeemable preferred shares: hedge of the variability in cash flows of interest payments resulting from changes in the LIBOR interest rate.
•	Hedge of subordinated certificates of deposit (CDB): hedge of the variability in the cash flows of interest payments resulting from changes in the CDI interest rate.
•	Hedge of highly probable forecast transactions: Protecting the risk associated to variation in the amount of commitments, when measured in Reais (parent company’s functional currency) arising from variations in foreign exchange rates.
•	Hedge of Syndicated Loan: hedge the variability in cash flow of interest payments resulting from changes in the LIBOR interest rate.
•	Hedge of asset transactions: to hedge the variations in cash flows of interest receipts resulting from changes in the CDI rate.

To evaluate the effectiveness and to measure the ineffectiveness of such strategies, ITAÚ UNIBANCO HOLDING uses the hypothetical derivative method. The hypothetical derivative method is based on a comparison of the change in the fair value of a hypothetical derivative with terms identical to the critical terms of the variable-rate liability, and this change in the fair value of a hypothetical derivative is considered a proxy of the present value of the cumulative change in the future cash flow expected for the hedged liability.

All hedge relationships were designated between 2008 and 2015. Periods in which expected cash flows should be paid and affect the income statement are as follows:

•	Hedge of time deposits and agreements to resell: interest paid/received daily.
•	Hedge of redeemable preferred shares: interest paid/received every half year.
•	Hedge of highly probable forecast transactions: foreign exchange amount paid / received on future dates.
•	Hedge of Syndicated Loan: interest paid/received daily.
•	Hedge of asset transactions: interest paid/received monthly.

Hedge of net investment in foreign operations

ITAÚ UNIBANCO HOLDING strategies of net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of the foreign operation, with respect to the functional currency of the head office.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	58

To hedge the changes of future cash flows of exchange variation of net investments in foreign operations, ITAÚ UNIBANCO HOLDING uses DDI Futures contracts traded at BM&FBOVESPA, Financial Assets and Forward contracts or NDF contracts entered into by our subsidiaries abroad.

In DDI Future contracts, the gain (loss) from exchange variation is computed as the difference between two periods of market quotation between the US dollar and Real. In the Forward or NDF contracts and Financial Assets, the gain (loss) from exchange variation is computed as the difference between two periods of market quotation between the functional currency and the US dollar.

ITAÚ UNIBANCO HOLDING applies the hedge of net investment in foreign operations as follows:

•	To hedge the risk of variation in the investment amount, when measured in Brazilian Reais (the head office’s functional currency), arising from changes in exchange rates between the functional currency of the investment abroad and the Brazilian Real.

To evaluate the effectiveness and to measure the ineffectiveness of such strategies, ITAÚ UNIBANCO HOLDING uses the Dollar Offset Method. The Dollar Offset Method is based on a comparison of the change in fair value (cash flow) of the hedge instrument, attributable to changes in exchange rate and gain (loss) arising from the variation in exchange rates, on the amount of investment abroad designated as a hedged item.

Hedge relationships were designated in 2011 and 2012 and the hedge instruments will mature on the sale of investments abroad, which will be in the period when the cash flows of exchange variation are expected to occur and affect the statement of income.

Fair value hedge

The fair value hedge strategy of ITAÚ UNIBANCO HOLDING consists of hedging the exposure to variation of the fair value, of interest receipts, which is attributable to changes in interest rates related to recognized assets and liabilities.

To hedge the variation in market risk in the receipt of interest, ITAÚ UNIBANCO HOLDING uses interest rate swap contracts related to fixed-rate assets and liabilities expressed in unidad de fomento (CLF) and expressed in euros and U.S. dollars, issued by subsidiaries in Chile and London, respectively.

Under an interest rate swap contract, net receipt (payment) is made for the difference between the amount computed and multiplied by variable rate and an amount computed and multiplied by a fixed rate.

ITAÚ UNIBANCO HOLDING has applied fair value hedge as follows:

•	To protect the risk of variation in the fair value of receipt of interest resulting from variations in the fair value of variable rates involved.

To evaluate the effectiveness and to measure the ineffectiveness of such strategy, ITAÚ UNIBANCO HOLDING uses the percentage approach and dollar offset method:

•	The percentage approach is based on the calculation of change in the fair value of the reviewed estimate for the hedged position (hedge item) attributable to the protected risk versus the change in the fair value of the hedged derivative instrument.

•	The dollar offset method is calculated based on the difference between the variation of the fair value of the hedging instrument and the variation in the fair value of the hedged item attributed to changes in the interest rate.

Hedge relationships were designated in 2012, 2013 and 2014 and the respective swaps will mature between 2016 and 2029. Receipts (payments) of interest flows are expected to occur on a monthly basis, and they will affect the statement of income.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	59

Following we present gains (or losses) of the effective and ineffective portions of the strategies of cash flow hedge, hedge of net investment in foreign operations and fair value hedge.

a) Cash flow hedge

	09/30/2015		12/31/2014
Hedge instruments	Accumulated effective portion	Ineffective portion	Accumulated effective portion	Ineffective portion
Interest rate futures	2,593	73	793	45
Interest rate swap	-	-	66	-
NDF	13	-	-	-
Total	2,606	73	859	45

The effective portion is recognized in the stockholders' equity, under other comprehensive income and the ineffective portion is recognized in the statement of income under net gain (loss) from investment securities and derivatives.

To hedge future cash flows of highly probable forecast transactions, arising from futures contracts in foreign currency, against the exposure to future interest rate, ITAÚ UNIBANCO HOLDING negotiated DDI Futures contracts on BM&FBOVESPA and NDF (Non Deliverable Forward) contracts traded in the over-the-counter market. During the second quarter of 2015, part of the flow of these agreements was realized, and , accordingly, Asset Valuation Adjustment was reclassified and included in the deemed cost of assets related to Hedge of Highly Probable Forecast Transaction.

At September 30, 2015, the gain (loss) related to the cash flow hedge expected to be reclassified from Comprehensive Income to Income in the following 12 months is R$ 512 (R$ (158) at September 30,2014).

b) Hedge of a net investment in foreign operations

	09/30/2015		12/31/2014
Hedge instrument	Accumulated effective portion	Ineffective portion	Accumulated effective portion	Ineffective portion
DDI futures	(12,157)	(5)	(4,641)	25
Forward	625	46	297	22
NDF	2,580	65	1,280	5
Financial assets	34	-	(14)	-
Total	(8,918)	106	(3,078)	52

The effective portion is recognized in the stockholders' equity, under other comprehensive income and the ineffective portion is recognized in the statement of income under net gain (loss) from investment securities and derivatives.

DDI Futures is a futures contract in which participants may trade a clean coupon for any period between the first maturity of the futures contract of foreign currency coupon (DDI) and a later maturity.

NDF (Non Deliverable Forward), or Forward Contract of Currency without Physical Delivery is a derivative traded on over-the-counter market, which has the foreign exchange rate of a given currency as its subject.

c) Fair value hedge

	09/30/2015		12/31/2014
Hedge instrument used	Accumulated effective portion	Ineffective portion	Accumulated effective portion	Ineffective portion
Interest rate swap	(99)	4	(60)	-
Total	(99)	4	(60)	-

The effective and ineffective portion are recognized in the statement of income under net gain (loss) from investment securities and derivatives.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	60

The tables below present, for each strategy, the notional amount and the fair value of hedge instruments and the carrying amount of the hedged item:

	09/30/2015			12/31/2014
	Hedge instruments		Hedged item	Hedge instruments		Hedged item
Strategies	Notional amount	Fair value	Carrying value	Notional amount	Fair value	Carrying value
Hedge of deposits and repurchase agreements	70,067	(379)	70,067	53,198	(92)	53,198
Hedge of redeemable preferred shares	-	-	-	1,044	66	1,044
Hedge of syndicated loan	8,343	(135)	8,343	5,578	(15)	5,578
Hedge of highly probable forecast transactions	1,446	13	1,446	81	-	83
Hedge of net investment in foreign operations (*)	23,006	265	13,357	14,764	296	8,858
Hedge of fixed rate loan operations	4,167	103	4,167	2,612	40	2,612
Hedge of structured funding	795	-	795	531	-	531
Hedge of assets transactions	7,405	(247)	7,634	-	-	-
Total	115,229	(380)	105,809	77,808	295	71,904

(*) Hedge instruments include the overhedge rate of 44.65% regarding taxes.

The table below shows the breakdown by maturity of the hedging strategies:

	Strategies
Maturity term	Hedge of highly probable forecast transactions	Hedge of deposits and repurchase agreements	Hedge of net investment in foreign operations (*)	Hedge of fixed rate loan operations	Hedge of structured funding	Hedge of syndicated loan	Hedge of assets transactions	Total

2015	-	877	23,006	-	-	-	-	23,883
2016	1,446	12,054	-	355	795	-	-	14,650
2017	-	25,567	-	289	-	8,343	4,627	38,826
2018	-	24,240	-	519	-	-	2,778	27,537
2019	-	5,785	-	914	-	-	-	6,699
2020	-	912	-	91	-	-	-	1,003
2021	-	632	-	-	-	-	-	632
2022	-	-	-	212	-	-	-	212
2023	-	-	-	205	-	-	-	205
2025	-	-	-	52	-	-	-	52
2027	-	-	-	190	-	-	-	190
2028	-	-	-	579	-	-	-	579
2029	-	-	-	466	-	-	-	466
2030	-	-	-	295	-	-	-	295
Total	1,446	70,067	23,006	4,167	795	8,343	7,405	115,229

(*) Classified as current, since instruments are frequently renewed.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	61

Note 10 – Available-for-sale financial assets

The fair value and corresponding cost of available-for-sale financial assets are as follows:

	09/30/2015			12/31/2014
	Cost	Accumulated gain / (loss) reflected in other comprehensive income	Fair value	Cost	Accumulated gain / (loss) reflected in other comprehensive income	Fair value

Investment funds	226	14	240	136	5	141
Brazilian external debt bonds (1b)	13,598	(1,099)	12,499	11,247	(13)	11,234
Brazilian government securities (1a)	18,656	(1,894)	16,762	14,791	(400)	14,391
Government securities – abroad (1c)	10,857	(52)	10,805	8,692	(73)	8,619
Belgium	-	-	-	57	-	57
Chile	1,399	3	1,402	1,128	(9)	1,119
Korea	1,625	-	1,625	1,782	-	1,782
Denmark	3,032	-	3,032	2,699	-	2,699
Spain	1,062	-	1,062	783	-	783
United States	1,984	7	1,991	726	-	726
France	200	3	203	131	2	133
Netherlands	146	1	147	149	2	151
Italy	-	-	-	70	-	70
Paraguay	1,136	(57)	1,079	911	(62)	849
Uruguay	262	(8)	254	249	(6)	243
Other	11	(1)	10	7	-	7
Corporate securities (1d)	48,027	(66)	47,961	43,917	58	43,975
Shares	520	146	666	1,982	17	1,999
Rural product note	1,122	(35)	1,087	1,431	(23)	1,408
Bank deposit certificates	1,446	3	1,449	1,281	-	1,281
Securitized real estate loans	2,278	(194)	2,084	2,489	33	2,522
Debentures	23,135	117	23,252	20,187	58	20,245
Eurobonds and others	10,749	(56)	10,693	6,672	35	6,707
Financial bills	7,423	(46)	7,377	8,063	(58)	8,005
Promissory notes	959	1	960	1,398	(1)	1,397
Other	395	(2)	393	414	(3)	411
Total (2)	91,364	(3,097)	88,267	78,783	(423)	78,360

(1) Available-for-sale assets pledged as collateral of funding of financial institutions and Clients were: a) R$ 3,978 (R$ 10,321 at December 31, 2014), b) R$ 12,032 (R$ 2,081 at December 31, 2014), c) R$ 319 (R$ 8 at December 31, 2014) and d) R$ 225 (R$ 9,840 at December 31, 2014), totaling R$ 16,554 (R$ 22,250 at December 31, 2014);

(2) In the period, there was no reclassification of available-for-sale financial assets to other categories of financial assets.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	62

The cost and fair value of available-for-sale financial assets by maturity are as follows:

	09/30/2015		12/31/2014
	Cost	Fair value	Cost	Fair value
Current	20,590	20,782	22,176	22,220
Non-stated maturity	746	906	2,118	2,141
Up to one year	19,844	19,876	20,058	20,079
Non-current	70,774	67,485	56,607	56,140
From one to five years	39,004	38,737	29,853	29,743
From five to ten years	17,178	16,076	12,779	12,650
After ten years	14,592	12,672	13,975	13,747
Total	91,364	88,267	78,783	78,360

Note 11 - Held-to maturity financial assets

The amortized cost of held-to-maturity financial assets is as follows:

	09/30/2015	12/31/2014
	Amortized cost	Amortized cost
Corporate securities	15,977	13,549
Brazilian external debt bonds (1)	15,090	10,304
Brazilian government securities	11,324	10,555
Government securities – abroad	15	26
Total (2)	42,406	34,434

(1) Held-to-maturity financial assets pledged as collateral of funding transactions of financial institutions and clients were R$ 8,629 (R$ 6,102 at December 31, 2014).

(2) In the period, there was no reclassification of held-to maturity financial assets to other categories of financial assets.

The interest income from held-to-maturity financial assets was R$ 2,698 (R$ 1,572 from 01/01 to 09/30/2014).

The fair value of held-to-maturity financial assets is disclosed in Note 31.

The amortized cost of Held-to-Maturity Financial assets by maturity is as follows:

	09/30/2015	12/31/2014
	Amortized cost	Amortized cost
Current	717	980
Up to one year	717	980
Non-current	41,689	33,454
From one to five years	13,812	13,609
From five to ten years	19,559	11,582
After ten years	8,318	8,263
Total	42,406	34,434

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	63

Note 12 - Loan operations and lease operations portfolio

a)	Composition of loan operations and lease operations

Below is the composition of the carrying amount of loan operations and lease operations by type, sector of debtor, maturity and concentration:

Loan operations and lease operations by type	09/30/2015	12/31/2014

Individuals	185,809	185,953
Credit card	55,051	59,321
Personal loan	29,697	27,953
Payroll loans	45,691	40,525
Vehicles	21,708	29,047
Mortgage loans	33,662	29,107

Corporate	154,582	144,910

Small and medium businesses	80,601	79,912

Foreign loans - Latin America	56,720	41,656
Total loan operations and lease operations	477,712	452,431

Allowance for loan and lease losses	(25,672)	(22,392)

Total loan operations and lease operations, net of allowance for loan and lease losses	452,040	430,039

By maturity	09/30/2015	12/31/2014
Overdue as from 1 day	17,287	13,074
Falling due up to 3 months	124,852	128,365
Falling due more than 3 months but less than 1 year	112,586	111,092
Falling due after 1 year	222,987	199,900
Total loan operations and lease operations	477,712	452,431

By concentration	09/30/2015	12/31/2014
Largest debtor	4,920	4,032
10 largest debtors	27,345	23,646
20 largest debtors	39,760	35,325
50 largest debtors	63,789	58,180
100 largest debtors	86,007	79,617

The breakdown of the Loan and Lease Operations Portfolio by debtor’s industry is evidenced in Note 36 item 5.1. Maximum exposure of Financial Assets segregated by business sector.

The accretion of the net present value of impaired loan operations and lease operations and the respective allowance for loan and lease losses are not presented using their gross amounts in the statement of income but on a net basis within interest and similar income. If they were presented at gross amounts, there would be an increase of R$ 1,505 and R$ 1,301 in interest and similar income as of September 30, 2015 and 2014, respectively, with the same impact on the allowance for loan and lease losses expenses.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	64

b)	Allowance for loan and lease losses

The changes in the allowance for loan and lease losses are shown in the table below:

Composition of the carrying amount by class of assets	Opening balance 12/31/2014	Write-offs	Net increase / (Reversal)	Closing balance 09/30/2015
Individuals	13,385	(8,603)	9,372	14,154
Credit card	3,740	(3,093)	3,223	3,870
Personal loans	7,024	(3,956)	4,930	7,998
Payroll loans	1,107	(439)	621	1,289
Vehicles	1,469	(1,080)	549	938
Mortgage loans	45	(35)	49	59
Corporate	2,926	(2,079)	4,645	5,492
Small and medium businesses	5,373	(3,020)	2,749	5,102
Foreign loans - Latin America	708	(383)	599	924
Total	22,392	(14,085)	17,365	25,672

Composition of the carrying amount by class of assets	Opening balance 12/31/2013	Write-offs	Net increase / (Reversal)	Closing balance 12/31/2014
Individuals	13,853	(12,668)	12,200	13,385
Credit card	2,952	(3,784)	4,572	3,740
Personal loans	6,488	(5,150)	5,686	7,024
Payroll loans	1,133	(429)	403	1,107
Vehicles	3,245	(3,254)	1,478	1,469
Mortgage loans	35	(51)	61	45
Corporate	1,783	(672)	1,815	2,926
Small and medium businesses	6,085	(4,992)	4,280	5,373
Foreign loans - Latin America	514	(343)	537	708
Total	22,235	(18,675)	18,832	22,392

The composition of the allowance for loan and lease losses by customer sector is shown in the following table:

	09/30/2015	12/31/2014
Public sector	2	6
Industry and commerce	5,080	4,146
Services	4,493	3,682
Natural resources	1,007	391
Other sectors	16	16
Individuals	15,074	14,151
Total	25,672	22,392

ITAÚ UNIBANCO HOLDING assesses the objective evidence of impairment for loan operations and lease operations on an individual basis for financial assets that are individually significant and, in aggregate, for financial assets that are not individually significant (Note 2.4g VIII).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	65

The composition of the allowance for loan and lease losses by type of assessment for objective evidence of impairment is shown in the following table:

	09/30/2015						12/31/2014
	Impaired		Not impaired		Total		Impaired		Not impaired		Total
	Loan	Allowance	Loan	Allowance	Loan	Allowance	Loan	Allowance	Loan	Allowance	Loan	Allowance
I – Individually
evaluated

Corporate (*)	10,886	4,858	143,696	634	154,582	5,492	3,749	1,731	141,161	1,195	144,910	2,926

II- Collectively
evaluated

Individuals	10,669	6,030	175,140	8,124	185,809	14,154	9,727	5,641	176,226	7,744	185,953	13,385
Credit card	3,751	2,221	51,300	1,649	55,051	3,870	3,332	1,944	55,989	1,796	59,321	3,740
Personal loans	4,540	3,090	25,157	4,908	29,697	7,998	3,886	2,619	24,067	4,405	27,953	7,024
Payroll loans	1,106	205	44,585	1,084	45,691	1,289	626	163	39,899	944	40,525	1,107
Vehicles	943	493	20,765	445	21,708	938	1,633	897	27,414	572	29,047	1,469
Mortgage loans	329	21	33,333	38	33,662	59	250	18	28,857	27	29,107	45

Small and medium businesses	3,220	2,326	77,381	2,776	80,601	5,102	3,225	2,640	76,687	2,733	79,912	5,373

Foreign loans - Latin America	743	366	55,977	558	56,720	924	505	267	41,151	441	41,656	708

Total	25,518	13,580	452,194	12,092	477,712	25,672	17,206	10,279	435,225	12,113	452,431	22,392

(*) As detailed in Note 2.4.g.VIII, corporate loans are first evaluated on an individual basis. In the event there is no objective indication of impairment, these are subsequently evaluated on an aggregate basis in accordance with the characteristics of the operation. As a result, an allowance for loan and lease losses for corporate loans is recognized, both in the individual and the aggregate evaluation.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	66

c)	Present value of lease operations

Below is the analysis of the present value of minimum future payments receivable from finance leases by maturity basically composed of individual operations - vehicles:

	09/30/2015
	Minimum future	Future financial	Present
	payments	income	value
Current	3,328	(782)	2,546
Up to 1 year	3,328	(782)	2,546
Non-current	3,657	(1,071)	2,586
From 1 to 5 years	3,429	(1,033)	2,396
Over 5 years	228	(38)	190
Total	6,985	(1,853)	5,132

	12/31/2014
	Minimum future	Future financial	Present
	payments	income	value
Current	4,109	(713)	3,396
Up to 1 year	4,109	(713)	3,396
Non-current	4,133	(1,089)	3,044
From 1 to 5 years	3,947	(1,061)	2,886
Over 5 years	186	(28)	158
Total	8,242	(1,802)	6,440

The allowance for loan and lease losses related to the lease portfolio amounts to: R$ 191 (R$ 302 at December 31, 2014).

d)	Sale or transfer of financial assets

ITAÚ UNIBANCO HOLDING carried out operations related to the sale or transfer of financial assets in which there was the retention of credit risks of the financial assets transferred, through joint obligation clauses. Therefore, such operations remained recorded as loan operations and represent the following amounts at September 30, 2015 and December 31, 2014:

	09/30/2015				12/31/2014
	Assets		Liabilities (*)		Assets		Liabilities (*)
Nature of operation	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
Companies – working capital	2,826	2,826	2,826	2,826	1,106	1,106	1,106	1,106
Individuals – mortgage loan	2,935	2,896	2,933	2,884	3,439	3,433	3,438	3,418
Total	5,761	5,722	5,759	5,710	4,545	4,539	4,544	4,524

(*) Under Interbank Market Debt.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	67

Note 13 - Investments in associates and joint ventures

a) The following table shows the main investments of ITAÚ UNIBANCO HOLDING:

	Interest % at 09/30/2015		09/30/2015
	Total	Voting	Stockholders’ equity	Other Comprehensive Income	Net income	Investment	Equity in earnings	Market value (g)

Associates
Porto Seguro Itaú Unibanco Participações S.A. (a) (b)	42.93	42.93	3,980	(25)	503	2,489	205	2,959
BSF Holding S.A. (c)	49.00	49.00	1,461	-	346	1,298	170	-
IRB-Brasil Resseguros S.A. (a) (d)	15.01	15.01	2,960	(3)	339	437	52	-
Other (e)	-	-	-	-	-	107	12	-
Joint Ventures - Other (f)	-	-	-	-	-	5	(2)	-
Total	-	-	-	-	-	4,336	437	-

	Interest % at 12/31/2014		12/31/2014						09/30/2014
	Total	Voting	Stockholders’ equity	Other comprehensive income	Net income	Investment	Equity in earnings	Market value (g)	Equity in earnings

Associates
Porto Seguro Itaú Unibanco Participações S.A. (a) (b)	42.93	42.93	3,647	7	492	2,357	196	2,988	114
BSF Holding S.A.(c)	49.00	49.00	1,232	-	413	1,187	202	-	143
IRB-Brasil Resseguros S.A.(a) (d)	15.01	15.01	3,016	-	890	445	134	-	85
Other (e)			-	-	-	97	36	-	25
Joint Ventures - Other	-	-	-	-	-	4	(3)	-	(8)
Total	-	-	-	-		4,090	565	-	359

(a) For purpose of recording the participation in earnings, at 09/30/2015 the position at 08/31/2015 was used and at 12/31/2014 the position at 11/30/2014 was used, in accordance with IAS 27.

(b) For purposes of market value, the quoted share price of Porto Seguro S.A. was taken into account. The investment included the amounts of R$ 780 at 09/30/2015 and R$ 791 at 12/31/2014 that correspond to the difference between the interest in the net assets at fair value of Porto Seguro Itaú Unibanco Participações S.A. and the investment book value.

(c) In May 2012 Itaú Unibanco S.A. acquired 137,004,000 common shares of BSF Holding S.A. (parent company of Banco Carrefour) for R$ 816 which corresponds to 49% of interest in its capital. The investment amount includes R$ 583 at 09/30/2015 which correspond to goodwill.

(d) Previously accounted for as a financial instrument. As from the 4th quarter of 2013, after completing the privatization process, ITAÚ UNIBANCO HOLDING started to exercise a significant influence over IRB. Accordingly, as from this date, the investment has been accounted for under the equity method.

(e) At 09/30/2015, includes interest in total capital and voting capital of the following companies: Compañia Uruguaya de Medios de Procesamiento S.A. (38.39% total and voting capital ), Rias Redbanc S.A. (20% total and voting capital), Tecnologia Bancária S.A. (24.91% total capital and voting capital). Latosol Empreendimentos e Participação Ltda (32.11% total and voting capital) company settled in December 30, 2014.

(f) At 09/30/2015, includes interest in total capital and voting capital of the following companies: Olimpia Promoção e Serviços S.A. (50% total and voting capital) and includes income not arising from profit subsidiaries .

(g) Disclosed only for public companies.

At September 30, 2015, ITAÚ UNIBANCO HOLDING receive / recognize dividends and interest on capital of the unconsolidated companies being the main Porto Seguro Itaú Unibanco Participações S.A. in the amount of R$ 131 (R$ 336 at 12/31/2014); IRB - Brasil Resseguros S.A. in the amount of R$ 59 (R$ 46 at 12/31/2014) and BSF Holding S.A in the amount of R$ 58.

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b)	Other information

The table below shows the summary of the aggregate financial information of the investees under the equity method of accounting.

	09/30/2015	12/31/2014	09/30/2014
Total Assets (*)	19,529	17,812	16,878
Total Liabilities (*)	11,129	9,917	9,298
Total Income (*)	17,082	6,907	4,197
Total Expenses (*)	(15,894)	(5,112)	(3,046)

 (*) Represented by IRB-Brasil Resseguros S.A., in the amount of R$ 14,089 (R$ 12,933 at December 31, 2014) related to assets, R$ 11,129 (R$ 9,917 at December 31, 2014) related to liabilities, R$ 16,233 (R$ 5,852 at December 31, 2014) related to income and of R$ 15,894 (R$ 4,962 at December 31, 2014) related to expenses.

The investees do not have contingent liabilities to which ITAÚ UNIBANCO HOLDING is significantly exposed.

Note 14 – Lease commitments as lessee

a)	Finance lease

ITAÚ UNIBANCO HOLDING is the lessee in finance lease contracts of data processing equipment, with the option of purchase or extension, without contingent rental payments or imposed restrictions. The net carrying amount of these assets is R$ 678 (R$ 804 at December 31, 2014).

The table below shows the total future minimum payments:

	09/30/2015	12/31/2014
Current	587	394
Up to 1 year	587	394
Non-current	91	410
From 1 to 5 years	91	410
Total future minimum payments	678	804
(-) Future interest	-	-
Present value	678	804

b)	Operating leases

ITAÚ UNIBANCO HOLDING leases many properties, for use in its operations, under standard real estate leases that normally can be cancelled at its option and include renewal options and escalations clauses. No lease agreement imposes any restriction on our ability to pay dividends, enter into further lease agreements or engage in debt or equity financing transactions, and there is no contingent payments related to the agreements.

The expenses related to operating lease agreements recognized under General and Administrative Expenses total R$ 821 from 01/01 to 09/30/2015 (R$ 790 from 01/01 to 09/30/2014).

ITAÚ UNIBANCO HOLDING has no relevant sublease contracts.

Minimum payments of initiated and remaining lease agreements with non-cancelable clauses are as follows:

	09/30/2015	12/31/2014
Current	524	1,199
Up to 1 year	524	1,199
Non-current	4,660	4,213
From 1 to 5 years	3,618	3,539
Over 5 years	1,042	674
Total future minimum payments	5,184	5,412

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	69

Note 15 - Fixed assets

	Real estate in use (2)		Other fixed assets (2)
Fixed Assets (1)	Land	Buildings	Improvements	Installations	Furniture and equipment	EDP systems (3)	Other (communication, security and transportation)	Total
Annual depreciation rates		4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%

Cost
Balance at 12/31/2014	1,011	3,578	1,512	1,116	1,791	7,419	773	17,200
Acquisitions	-	45	170	63	202	399	55	934
Disposal	(6)	(14)	(115)	182	(52)	(413)	(3)	(421)
Exchange variation	4	49	96	10	34	78	8	279
Other	-	(430)	4	411	(356)	739	1	369
Balance at 09/30/2015	1,009	3,228	1,667	1,782	1,619	8,222	834	18,361

Depreciation
Balance at 12/31/2014	-	(1,695)	(754)	(519)	(504)	(4,538)	(479)	(8,489)
Accumulated depreciation	-	(54)	(196)	(94)	(69)	(777)	(59)	(1,249)
Disposal	-	9	108	(183)	3	394	3	334
Exchange variation	-	(11)	(45)	(3)	(21)	(65)	(5)	(150)
Other	-	18	(1)	(5)	10	(26)	-	(4)
Balance at 09/30/2015	-	(1,733)	(888)	(804)	(581)	(5,012)	(540)	(9,558)

Impairment
Balance at 12/31/2014	-	-	-	-	-	-	-	-
Additions/ assumptions	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	-	-	-	-
Balance at 09/30/2015	-	-	-	-	-	-	-	-

Book value
Balance at 09/30/2015	1,009	1,495	779	978	1,038	3,210	294	8,803

(1) The contractual commitments for purchase of the fixed assets totaled R$ 60, achievable by 2016 (Note 36 - Off balance sheet).

(2) Includes the amount of R$ 4 related to attached real estate; fixed assets under construction in the amount of R$ 867, consisting of R$ 205 in real estate in use, R$ 23 in improvements, and R$ 639 in equipment.

(3) Includes lease contracts, mainly related to data processing equipment, which are accounted for as lease operations. The asset and the liability are recognized in the Financial Statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	70

	Real estate in use (2)		Other fixed assets (2)
Fixed assets (1)	Land	Buildings	Improvements	Installations	Furniture and equipment	EDP systems (3)	Other (communication, security and transportation)	Total
Annual depreciation rates		4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%

Cost
Balance at 12/31/2013	1,019	2,999	1,298	1,043	1,095	6,279	725	14,458
Acquisitions	3	563	230	117	946	2,045	62	3,966
Disposal	(1)	(6)	(163)	(9)	(89)	(829)	(5)	(1,102)
Exchange variation	-	(7)	22	4	(12)	4	(11)	-
Other	(10)	29	125	(39)	(149)	(80)	2	(122)
Balance at 12/31/2014	1,011	3,578	1,512	1,116	1,791	7,419	773	17,200

Depreciation
Balance at 12/31/2013	-	(1,651)	(667)	(439)	(487)	(4,230)	(411)	(7,885)
Accumulated depreciation	-	(58)	(247)	(85)	(79)	(1,098)	(74)	(1,641)
Disposal	-	3	162	2	60	768	4	999
Exchange variation	-	-	1	2	12	(13)	-	2
Other	-	11	(3)	1	(10)	35	2	36
Balance at 12/31/2014	-	(1,695)	(754)	(519)	(504)	(4,538)	(479)	(8,489)

Impairment
Balance at 12/31/2013	-	-	-	-	(9)	-	-	(9)
Additions/ assumptions	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	9	-	-	9
Balance at 12/31/2014	-	-	-	-	-	-	-	-

Book value
Balance at 12/31/2014	1,011	1,883	758	597	1,287	2,881	294	8,711

(1) The contractual commitments for purchase of the fixed assets totaled R$ 67, achievable by 2016 (Note 36 - Off balance sheet).

(2) Includes the amount of R$ 4 related to attached real estate; fixed assets under construction in the amount of R$ 2,277, consisting of R$ 1,358 in real estate in use, R$ 45 in improvements and R$ 874 in equipment.

(3) Includes lease contracts, mainly related to data processing equipment, which are accounted for as lease operations. The asset and the liability are recognized in the Financial Statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	71

Note 16 - Intangible assets

		Other intangible assets
Intangible assets (1)	Acquisition of rights to credit payroll	Association for the promotion and offer of financial products and services	Acquisition of software	Development of software	Other intangible assets	Total
Amortization rates p.a.	20%	8%	20%	20%	10 to 20%

Cost
Balance at 12/31/2014	1,067	1,582	1,965	2,836	791	8,241
Acquisitions	45	4	328	377	15	769
Terminated agreements/ write off	(51)	(102)	(135)	(1)	(4)	(293)
Exchange variation	-	9	151	-	195	355
Other	(8)	(18)	20	-	(25)	(31)
Balance at 09/30/2015	1,053	1,475	2,329	3,212	972	9,041

Amortization (2)
Balance at 12/31/2014	(556)	(337)	(918)	(113)	(149)	(2,073)
Amortization expense	(157)	(108)	(269)	(88)	(214)	(836)
Terminated agreements/ write off	51	51	135	-	-	237
Exchange variation	-	(4)	(77)	-	(158)	(239)
Other	-	7	3	(1)	184	193
Balance at 09/30/2015	(662)	(391)	(1,126)	(202)	(337)	(2,718)

Impairment (3)
Balance at 12/31/2014	(18)	(2)	-	(14)	-	(34)
Additions / assumptions	-	-	-	(4)	-	(4)
Write off	-	-	-	-	-	-
Balance at 09/30/2015	(18)	(2)	-	(18)	-	(38)

Book value
Balance at 09/30/2015	373	1,082	1,203	2,992	635	6,285
(1) The contractual commitments for the purchase of new intangible assets totaled R$ 356, achievable by 2016 (Note 36 - Off balance seet).

(2) All intangible assets have a defined useful life.

(3) Note 2.4l.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	72

		Other intangible assets
Intangible assets (1)	Acquisition of rights to credit payroll	Association for the promotion and offer of financial products and services	Acquisition of software	Development of software	Other intangible assets	Total
Amortization rates p.a.	20%	8%	20%	20%	10 to 20%

Cost
Balance at 12/31/2013	1,165	1,688	1,839	2,195	1,019	7,906
Acquisitions	109	36	393	651	10	1,199
Terminated agreements / write off	(214)	(104)	(201)	(10)	(300)	(829)
Exchange variation	-	(2)	(23)	-	43	18
Other	7	(36)	(43)	-	19	(53)
Balance at 12/31/2014	1,067	1,582	1,965	2,836	791	8,241

Amortization (2)
Balance at 12/31/2013	(535)	(256)	(868)	(47)	(352)	(2,058)
Amortization expense	(225)	(157)	(324)	(66)	(131)	(903)
Terminated agreements / write off	204	81	201	-	119	605
Exchange variation	-	-	10	-	(34)	(24)
Other	-	(5)	63	-	249	307
Balance at 12/31/2014	(556)	(337)	(918)	(113)	(149)	(2,073)

Impairment (3)
Balance at 12/31/2013	(18)	(27)	-	(6)	-	(51)
Additions / assumptions	-	-	-	(8)	-	(8)
Reversals	-	25	-	-	-	25
Balance at 12/31/2014	(18)	(2)	-	(14)	-	(34)

Book value
Balance at 12/31/2014	493	1,243	1,047	2,709	642	6,134

(1) The contractual commitments for the purchase of new intangible assets totaled R$ 508, achievable by 2016 (Note 36 - Off balance seet).

(2) All intangible assets have a defined useful life.

(3) Note 2.4l.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	73

Note 17 - Deposits

The table below shows the breakdown of deposits:

	09/30/2015			12/31/2014
	Current	Non-current	Total	Current	Non-current	Total
Interest-bearing deposits	187,468	55,873	243,341	180,207	65,833	246,040
Time deposits	57,879	55,641	113,520	43,136	65,330	108,466
Interbank deposits	18,138	232	18,370	18,622	503	19,125
Savings deposits	111,451	-	111,451	118,449	-	118,449
Non-interest bearing deposits	57,388	-	57,388	48,733	-	48,733
Demand deposits	57,388	-	57,388	48,733	-	48,733
Total	244,856	55,873	300,729	228,940	65,833	294,773

Note 18 – Financial liabilities held for trading

Financial liabilities held for trading are presented in the following table:

	09/30/2015	12/31/2014
Structured notes
Shares	45	73
Debt securities	352	447
Total	397	520

The effect of the changes in credit risk of these instruments is not significant at 09/30/2015 and 12/31/2014.

For shares, in view of the characteristics of the instrument, there is no definite value to be paid at the maturity date. For debt securities, the amount to be paid at maturity comprises several exchange rates and indices, and there is no contractual amount for settlement.

The fair value of financial liabilities held for trading by maturity is as follows:

	09/30/2015	12/31/2014
	Cost / Fair value	Cost / Fair value
Current - up to one year	43	220
Non-current	354	300
From one to five years	340	122
From five to ten years	5	149
After ten years	9	29
Total	397	520

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	74

Note 19 – Securities sold under repurchase agreements and interbank and institutional market debts

a) Securities sold under repurchase agreements and interbank market debt

The table below shows the breakdown of funds:

	09/30/2015			12/31/2014
	Current	Non- current	Total	Current	Non- current	Total
Securities sold under repurchase agreements	168,410	134,044	302,454	152,093	136,590	288,683
Transactions backed by own financial assets (*)	76,296	134,044	210,340	76,343	136,590	212,933
Transactions backed by third-party financial assets	92,114	-	92,114	75,750	-	75,750
Interbank market debt	79,331	60,468	139,799	68,818	53,768	122,586
Mortgage notes	34	122	156	32	111	143
Real estate credit bills	10,978	1,436	12,414	10,395	437	10,832
Agribusiness credit bills	5,810	4,241	10,051	5,229	2,582	7,811
Financial credit bills	4,314	2,570	6,884	6,284	4,361	10,645
Import and export financing	43,364	20,835	64,199	27,916	15,465	43,381
On-lending - domestic	14,787	25,549	40,336	18,942	26,288	45,230
Liabilities from transactions related to credit assignments (Note 12d)	44	5,715	5,759	20	4,524	4,544

(*) It includes R$ 135,639 (R$ 139,910 at December 31, 2014) related to Debentures of own issue.

Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency. The interest rate for each one of the operations (p.a.) is presented in the table below:

	Brazil	Foreign
Securities sold under repurchase agreements	49% of CDI to 17.36%	0.2% to 3.6%
Mortgage notes	-	3% to 7.5%
Real estate credit bills	81% to 100% of CDI	-
Financial credit bills	IGPM to 113%	-
Agribusiness credit bills	70% to 100% of CDI	-
Import and export financing	2.5% to 6.75%	0.13% to 14%
On-lending - domestic	0.83% to 14.5%	-
Liabilities from transactions related to credit assignments	6.38% to 16.66%	1.86% to 12.73%

In “Securities sold under repurchase agreements”, we present the liabilities in transactions in which ITAÚ UNIBANCO HOLDING sells to customers in exchange for cash debt securities issued by its consolidated subsidiaries previously held in treasury, and where it undertakes to repurchase them at any time after the sale up to a repurchase deadline, at which time they must be repurchased by ITAÚ UNIBANCO HOLDING. The repurchase price is computed as the price paid on the sale date plus interest at rates ranging from 49% CDI to 17.36%. The deadline for repurchase expires in January 2027.

b)	Institutional market debt

The table below presents the breakdown of funds obtained in Institutional markets:

	09/30/2015			12/31/2014
	Current	Non- current	Total	Current	Non- current	Total
Subordinated debt (1)	8,794	57,116	65,910	2,832	52,785	55,617
Foreign borrowings through securities	6,285	19,317	25,602	3,142	12,250	15,392
Structured Operations Certificates (2)	991	2,828	3,819	1,080	1,153	2,233
Total	16,070	79,261	95,331	7,054	66,188	73,242

 (1) At September 30, 2015, the amount of R$ 64,964 (R$ 53,865 at December 31, 2014) is included in the Reference Equity, under the proportion defined by CMN Resolution No. 3,444, of February 28, 2007, as amended by CMN Resolution No. 3,532, of January 31, 2008.

(2) As at September 30, 2015, the market value of the funding from Structured Operations Certificates issued is R$ 4,261.

The interest rate for each one of the operations (p.a.) is presented in the table below.

	Brazil	Foreign
Subordinated debt	CDI+ 0.06% to IGPM + 7.7%	5.1% to 6.2%
Foreign borrowings through securities	0.89% to 12.75%	0.03% to 20%
Structured Operations Certificates	IPA + 2.59% to 16.27%	-

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	75

Note 20 - Other assets and liabilities

a)	Other assets

	09/30/2015			12/31/2014
	Current	Non- current	Total	Current	Non- current	Total
Financial (1)	42,192	14,516	56,708	40,984	12,665	53,649
Receivables from credit card issuers	22,590	-	22,590	24,203	-	24,203
Insurance and reinsurance operations	1,266	224	1,490	1,388	-	1,388
Deposits in guarantee for contingent liabilities (Note 32)	2,159	11,551	13,710	2,128	11,478	13,606
Deposits in guarantee for foreign borrowing program	1,103	-	1,103	624	-	624
Negotiation and intermediation of securities	10,892	-	10,892	3,964	-	3,964
Receivables from reimbursement of contingent liabilities (Note 32c)	452	672	1,124	53	623	676
Receivables from services provided	2,141	140	2,281	2,394	81	2,475
Rights receivable from sales operations or transfer of financial assets	-	-	-	5,894	-	5,894
Amounts receivable from FCVS – Salary Variations Compensation Fund (2)	-	537	537	-	483	483
Foreign exchange portfolio	1,068	-	1,068	-	-	-
Operations without credit granting characteristics	521	1,392	1,913	336	-	336
Non-financial	8,407	4,633	13,040	10,906	3,015	13,921
Prepaid expenses	1,864	1,083	2,947	3,594	434	4,028
Retirement plan assets (Notes 29c and d)	-	2,329	2,329	-	2,456	2,456
Sundry domestic	1,312	-	1,312	1,862	-	1,862
Premiums from loan operations	819	1,076	1,895	2,371	-	2,371
Sundry foreign	2,326	145	2,471	2,058	125	2,183
Other	2,086	-	2,086	1,021	-	1,021

(1) There were no impairment losses for other financial assets in these periods.

(2) The Salary Variation Compensation Fund – FCVS was established through Resolution No. 25, of June 16, 1967, of the Board of the former BNH (National Housing Bank), and its purpose is to settle balances remaining after the end of real estate financing contracted up to March 1990, relating to agreements financed under the SFH (National Housing System), and provided that they are covered by FCVS.

b)	Other liabilities

	09/30/2015			12/31/2014
	Current	Non- current	Total	Current	Non- current	Total
Financial	66,679	348	67,027	69,610	1,882	71,492
Credit card operations	50,534	-	50,534	58,596	-	58,596
Foreign exchange portfolio	-	-	-	784	-	784
Negotiation and intermediation of securities	14,656	223	14,879	5,749	1,439	7,188
Finance leases (Note 14a)	587	91	678	394	410	804
Funds from consortia participants	40	-	40	30	-	30
Liabilities from sales operations or transfer of financial assets	4	34	38	3,477	33	3,510
Other	858	-	858	580	-	580
Non-financial	29,979	1,059	31,038	23,128	532	23,660
Collection and payment of taxes and contributions	4,444	-	4,444	226	-	226
Sundry creditors - domestic	1,690	69	1,759	1,680	48	1,728
Funds in transit	11,590	-	11,590	8,906	-	8,906
Provision for sundry payments	2,079	406	2,485	2,161	378	2,539
Social and statutory	4,412	-	4,412	4,678	41	4,719
Related to insurance operations	201	-	201	260	-	260
Liabilities for official agreements and rendering of payment services	835	-	835	933	-	933
Provision for retirement plan benefits (Note 29c and e)	-	532	532	516	-	516
Personnel provision	2,067	52	2,119	1,317	65	1,382
Provision for health insurance	706	-	706	685	-	685
Deferred income	1,862	-	1,862	1,386	-	1,386
Other	93	-	93	380	-	380

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	76

Note 21 – Stockholders’ equity

a)	Capital

The Extraordinary Stockholders’ Meeting held on April 29, 2015 approved the increase of subscribed and paid-up capital by R$ 10,148, with the capitalization of the amounts recorded in Revenue Reserve – Statutory Reserve, with a 10% bonus shares. Bonus shares started being traded on July 17, 2015 and the process was approved by the Central Bank on June 25, 2015. Accordingly, capital stock was increased by 553,083,268 shares.

Capital comprises 6,083,915,949 book-entry shares with no par value, of which 3,047,040,198 are common and 3,036,875,751 are preferred shares without voting rights; preferred shares have tag-along rights, in the event of a possible change in control, at a price equal to 80% of the amount per share paid for the controlling common shares. Capital stock amounts to R$ 85,148 (R$ 75,000 at December 31, 2014), of which R$ 58,079 (R$ 51,563 at December 31, 2014) refers to stockholders resident in Brazil and R$ 27,069 (R$ 23,437 at December 31, 2014) refers to stockholders resident abroad.

The table below shows the breakdown of and change in shares of paid-in capital and the reconciliation of balances at the beginning and end of the period:

	09/30/2015
	Number
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2014	2,758,685,730	1,043,799,342	3,802,485,072
Residents abroad at 12/31/2014	11,350,814	1,716,996,795	1,728,347,609
Shares of capital stock at 12/31/2014	2,770,036,544	2,760,796,137	5,530,832,681
Bonus Shares – ESM of 04/29/2015 – made effective on 06/25/2015	277,003,654	276,079,614	553,083,268
Shares of capital stock at 09/30/2015	3,047,040,198	3,036,875,751	6,083,915,949
Residents in Brazil at 09/30/2015	3,033,922,357	1,115,868,649	4,149,791,006
Residents abroad at 09/30/2015	13,117,841	1,921,007,102	1,934,124,943
Treasury shares at 12/31/2014 (1)	2,541	53,828,551	53,831,092	(1,328)
Purchase of shares	-	82,784,800	82,784,800	(2,520)
Exercised options – granting of stock options	-	(5,872,441)	(5,872,441)	4
Disposals – stock option plan	-	(5,342,874)	(5,342,874)	295
Bonus Shares – ESM of 04/29/2015	254	8,425,914	8,426,168	-
Treasury shares at 09/30/2015 (1)	2,795	133,823,950	133,826,745	(3,549)
Outstanding shares at 09/30/2015	3,047,037,403	2,903,051,801	5,950,089,204
Outstanding shares at 12/31/2014 (2)	3,047,037,403	2,977,664,345	6,024,701,748

	12/31/2014
	Number
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2013	2,752,543,169	1,082,328,262	3,834,871,431
Residents abroad at 12/31/2013	17,493,375	1,678,467,875	1,695,961,250
Shares of capital stock at 12/31/2013	2,770,036,544	2,760,796,137	5,530,832,681
Bonus shares - ESM of 04/23/2014 – made effective on 06/06/2014	277,003,654	276,079,614	553,083,268
Shares of capital stock at 12/31/2014	3,047,040,198	3,036,875,751	6,083,915,949
Residents in Brazil at 12/31/2014	3,034,554,303	1,148,179,276	4,182,733,579
Residents abroad at 12/31/2014	12,485,895	1,888,696,475	1,901,182,370
Treasury shares at 12/31/2013 (1)	2,541	75,753,711	75,756,252	(1,854)
Purchase of shares	-	1,100,000	1,100,000	(35)
Exercised options - granting of stock options	-	(19,003,419)	(19,003,419)	413
Disposals – stock option plan	-	(4,978,546)	(4,978,546)	148
Bonus shares - ESM of 04/23/2014 – made effective on 06/06/2014	254	6,339,660	6,339,914	-
Treasury shares at 12/31/2014 (1)	2,795	59,211,406	59,214,201	(1,328)
Outstanding shares at 12/31/2014 (2)	3,047,037,403	2,977,664,345	6,024,701,748
Outstanding shares at 12/31/2013 (2)	3,047,037,403	2,953,546,669	6,000,584,072

(1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation of replacement in the market.

(2) For better comparability, outstanding shares were adjusted for the bonus of June 25, 2015.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	77

We detail below of the cost of shares purchased in the period, as well the average cost of treasury shares and their market price (in Brazilian reais per share):

	01/01 to 09/30/2015
Cost / market value	Common	Preferred
Minimum	-	24.96
Weighted average	-	29.07
Maximum	-	31.86
Treasury shares
Average cost	7.25	26.52
Market value at 09/30/2015	24.52	26.51

	01/01 to 12/31/2014
Cost / market value	Common	Preferred
Minimum	-	31.03
Weighted average	-	31.59
Maximum	-	31.88
Treasury shares
Average cost	7.25	22.43
Market value at 12/31/2014	32.30	34.60

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	78

b)	Dividends

Stockholders are entitled to an annual mandatory dividend of not less than 25% of adjusted profit, pursuant to the provisions of the Brazilian Corporate Law. Both common and preferred shares participate equally, after common shares have received dividends equal to the annual minimum priority dividend of R$ 0.022 per share non-cumulative to be paid to preferred shares.

The calculation of the monthly advance of the mandatory minimum dividend is based on the share position on the last day of the prior month, with payment being made on the first business day of the subsequent month, in the amount of R$ 0.015 per share.

Below is a statement from dividends and interest on equity and the calculation of the minimum mandatory dividend:

Calculation of dividends and interest on capital

	09/30/2015	09/30/2014
Statutory net income	16,318	12,382
Adjustments:
(-) Legal reserve	(816)	(619)
Dividend calculation basis	15,502	11,763
Mandatory dividend - 25%	3,875	2,941
Dividends and interest on capital – paid / provisioned for	3,875	2,941

Payments / provision for interest on capital and dividends

	09/30/2015
	Gross	WHT	Net
Paid / prepaid	2,734	(311)	2,424
Dividends - 8 monthly installments of R$ 0.015 per share paid from February to September 2015	664	-	664
Interest on capital - R$ 0.3460 per share paid on August 25, 2015	2,070	(311)	1,760

Declared until 09/30/2015 (recorded in other liabilities)	1,641	(190)	1,451
Dividends - 1 monthly installment of R$ 0.015 per share paid on 10/01/2015	89	-	89
Dividends - R$ 0.0491	292		292
Interest on capital - R$ 0.2117 per share	1,260	(190)	1,070

Total from 01/01 to 09/30/2015 - R$ 0.6581 net per share	4,375	(501)	3,875

	09/30/2014
	Gross	WHT	Net
Paid / prepaid	2,391	(267)	2,124
Dividends - 8 monthly installments of R$ 0.015 per share paid from February to September 2014	611	-	611
Interest on capital - R$ 0.3256 per share paid on 08/25/2014	1,780	(267)	1,513

Declared until 09/30/2014 (recorded in other liabilities)	817	-	817
Dividends - 1 monthly installment of R$ 0.015 per share paid on 10/01/2014	82	-	82
Dividends - R$ 0.1341 per share	735	-	735

Total from 01/01 to 09/30/2014 - R$ 0.5459 net per share	3,208	(267)	2,941

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	79

c)	Additional paid-in capital

Additional paid-in capital corresponds to: (i) the difference between the proceeds from the sale of treasury shares and the average cost of such shares, and (ii) the compensation expenses recognized in accordance with the stock option plan and variable compensation.

d)	Appropriated reserves

	09/30/2015	12/31/2014
Capital reserves (1)	285	285
Premium on subscription of shares	284	284
Reserves from tax incentives, restatement of equity securities and other	1	1
Revenue reserves	6,302	7,925
Legal (2)	6,657	5,841
Statutory	8,757	7,775
Dividends equalization (3)	4,359	2,885
Working capital increase (4)	975	1,162
Increase in capital of investees (5)	3,423	3,728
Corporate reorganizations (Note 3b)	(9,112)	(8,638)
Unrealized profits (6)	-	2,947
Total reserves at parent company	6,587	8,210

(1)	Refers to amounts received by Itaú Unibanco Holding that were not included in the statement of income, since they do not refer to compensation for the provision of goods or services.
(2)	Legal reserve - may be used to increase capital or to absorb losses, but it cannot be distributed as dividends.
(3)	Reserve for dividends equalization - its purpose is to reserve funds for the payment or advances of dividends, including interest on capital, to maintain the flow of the stockholders' compensation.
(4)	Reserve for working capital - its purpose is to guarantee funds for operations.
(5)	Reserve for increase in capital of investees - its purpose is to guarantee the preemptive right in the capital increases of investees.
(6)	Refers to interest on capital declared after December 31, 2014.

e)	Unappropriated reserves

Refers to balance of profit remaining after the distribution of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	80

Note 22 – Share-based payment

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment programs aimed at involving its management members and employees in the medium and long-term corporate development process.

These payments are only made in years in which there are sufficient profits to enable the distribution of mandatory dividends, in order to limit the maximum dilution to which stockholders are subject, and at a quantity that does not exceed the limit of 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date.

These programs are settled by the delivery of ITUB4 treasury shares to stockholders.

From January 1 to September 30, 2015, the accounting effect of the share-based payment in income was R$ (598) (R$ (254) from January 1 to September 30, 2014).

I – Stock Option Plan (Simple Options)

ITAÚ UNIBANCO HOLDING has a Stock Option Plan (“Simple Options”) aimed at involving management members and employees in the medium and long-term corporate development program of ITAÚ UNIBANCO HOLDING and its subsidiaries, offering them the opportunity to take part in the appreciation that their work and dedication bring to the shares.

In addition to the grants provided under the Plan, ITAÚ UNIBANCO HOLDING also maintains control over the rights and obligations in connection with the options granted under the plans assumed at the Extraordinary Stockholders’ Meetings held on April 24, 2009 and April 19, 2013 related to the Unibanco – União de Bancos Brasileiros S.A. and to Unibanco Holdings S.A., and to Redecard S.A. (“Rede”) stock option plans, respectively. The exchange of shares for ITUB4 did not have relevant financial impact accordingly.

Simple options have the following characteristics:

a)	Exercise price: calculated based on the average prices of shares in the three (3) months of the year prior to the grant date. The prices determined will be restated until the last business day of the month prior to the option exercise date based on IGP-M or, in its absence, on the index to be internally determined, and they should be paid within a period equal to that in force for settlement of operations on BM&FBOVESPA.

b)	Vesting period: determined upon the issue, from one (1) to seven (7) years, counted from the grant date. The vesting period is normally determined at five (5) years.

c)	Fair value and economic assumptions for cost recognition: the fair value of Simple Options is calculated on the grant date based on the Binominal model. Economic assumptions used are as follows:

(i)	Exercise price: exercise price previously agreed upon the option issue, adjusted by the IGP-M variation;

(ii)	Price of the underlying asset (ITUB4 shares): closing price on BM&FBOVESPA on the calculation base date.

(iii)	Expected dividends: the average annual return rate for the last three (3) years of dividends paid plus interest on capital of the ITUB4 share;

(iv)	Risk-free interest rate: IGP-M coupon rate at the expiration date of the Simple Option.

(v)	Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of the ITUB4 share closing prices, disclosed by BM&FBOVESPA, adjusted by the IGP-M variation.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	81

Summary of changes in the plan

	Simple options
	Quantity	Weighted average exercise price	Weighted average market value
Opening balance 12/31/2014	55,162,112	32.43
Options exercisable at the end of the period	28,872,290	32.15
Options outstanding not exercisable	26,289,822	32.73
Options:
Granted	-	-
Canceled / Forfeited (*)	(415,335)	34.36
Exercised	(150,058)	24.31	37.68
Balance at 09/30/2015	54,596,719	34.39
Options exercisable at the end of the period	28,673,986	34.12
Options outstanding not exercisable	25,922,733	24.70
Range of exercise prices
Granting 2008-2009		25.23 - 38.58
Granting 2010-2012		23.88 - 40.98
Weighted average of the remaining contractual life (in years)	2.19

(*) Refers to non-exercise due to the beneficiary’s option.

	Simple options
	Quantity	Weighted average exercise price	Weighted average market value
Opening balance 12/31/2013	71,848,530	29.86
Options exercisable at the end of the period	36,008,273	27.65
Options outstanding not exercisable	35,840,257	32.95
Options:
Granted	-	-
Canceled / Forfeited (*)	(412,028)	33.37
Exercised	(12,809,687)	26.79	33.09
Balance at 09/30/2014	58,626,815	31.85
Options exercisable at the end of the period	23,497,758	28.98
Options outstanding not exercisable	35,129,057	33.76
Range of exercise prices
Granting 2006-2009		23.45 - 39.87
Granting 2010-2012		23.88 - 38.10
Weighted average of the remaining contractual life (in years)	3.09

(*) Refers to non-exercise due to the beneficiary’s option.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	82

ll – Partner Plan

The employees and management members of ITAÚ UNIBANCO HOLDING and its subsidiaries may be selected to participate in the program that invests a percentage of their bonus to acquire ITUB4 shares and share-based instruments; accordingly, the ownership of these shares should be held by the beneficiaries for a period from three (3) to five (5) years, counted from the initial investment, and are thus subject to market price variation. After complying with the suspension conditions set forth in the program, beneficiaries will be entitled to receive ITUB4 as consideration, in accordance with the numbers of shares provided for in the program regulation.

The acquisition price of own shares and Share-Based Instruments is established every six months and is equivalent to the average of the ITUB4 quotation in the 30 days prior to the determination of the acquisition price.

The fair value of the ITUB4 as consideration is the market price at the grant date, less expected dividends.

The weighted average of the fair value of the ITUB4 as consideration was estimated at R$ 29.22 per share at September 30, 2015 (R$ 26.87 per share at September 30, 2014).

Law No. 12,973/14, which adjusted tax legislation to the international accounting standards and terminated the Transition Tax Regime (RTT), set up a new legal framework for payments made in shares. We made changes to the Partner Plan, and adjusted its tax effects, to conform with this new legislation.

Changes in the Partner Program

Quantity
Balance at 12/31/2014	26,734,428
New granted	10,402,541
Cancelled	(551,642)
Exercised	(5,722,383)
Balance at 09/30/2015	30,862,944
Weighted average of remaining contractual life (years)	2.28

Quantity
Balance at 12/31/2013	20,187,002
New granted	8,214,181
Cancelled	(1,708,695)
Exercised	(3,848,444)
Balance at 09/30/2014	22,844,044
Weighted average of remaining contractual life (years)	2.30

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	83

III-	Variable compensation

The policy established in compliance with CMN Resolution No. 3,921/10 sets forth that fifty percent (50%) of the management’s variable compensation should be paid in cash and fifty percent (50%) should be paid in shares for a period of three (3) years. Shares are delivered on a deferred basis, of which one-third (1/3) per year, subject to the executive’s remaining with the institution. The deferred unpaid portions may be reversed proportionally to the significant reduction of the recurring income realized or the negative income for the period.

The fair value of the ITUB4 share is the market price at its grant date.

The weighted average of the fair value of ITUB4 shares was estimated at R$ 31.24 per share at September 30, 2015 (R$ 25.33 per share at September 30, 2014).

Change in variable compensation in shares
Quantity
Opening balance 12/31/2014	11,259,967
New	8,019,703
Delivered	(4,388,338)
Cancelled	(313,465)
Balance at 09/30/2015	14,577,867

Change in variable compensation in shares
Quantity
Opening balance 12/31/2013	5,524,663
New	7,583,912
Delivered	(1,940,527)
Cancelled	(181,028)
Balance at 09/30/2014	10,987,020

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	84

Note 23 - Interest and similar income and expense and net gain (loss) from investment securities and derivatives

a)	Interest and similar income

	07/01 to 09/30/2015	07/01 to 09/30/2014	01/01 to 09/30/2015	01/01 to 09/30/2014
Central Bank compulsory deposits	1,500	1,575	4,172	4,699
Interbank deposits	125	227	1,048	594
Securities purchased under agreements to resell	6,143	4,398	17,736	12,315
Financial assets held for trading	7,615	3,630	16,263	11,227
Available-for-sale financial assets	2,134	1,841	6,468	5,347
Held-to-maturity financial assets	948	702	2,698	1,572
Loan and lease operations	21,462	17,928	60,123	50,856
Other financial assets	292	407	672	801
Total	40,219	30,708	109,180	87,411

b)	Interest and similar expense

	07/01 to 09/30/2015	07/01 to 09/30/2014	01/01 to 09/30/2015	01/01 to 09/30/2014
Deposits	(3,700)	(2,755)	(9,870)	(8,629)
Securities sold under repurchase agreements	(7,831)	(6,628)	(23,272)	(19,873)
Interbank market debt	(1,571)	(5,950)	(5,193)	(8,746)
Institutional market debt	(2,292)	(3,953)	(6,051)	(7,163)
Financial expense from technical reserves for insurance and private pension plans	(2,680)	(2,318)	(8,649)	(6,662)
Other	(21)	(17)	(52)	(43)
Total	(18,095)	(21,621)	(53,087)	(51,116)

c)	Net gain (loss) from investment securities and derivatives

	07/01 to 09/30/2015	07/01 to 09/30/2014	01/01 to 09/30/2015	01/01 to 09/30/2014
Financial assets held for trading	(2,912)	(220)	(3,205)	535
Derivatives (*)	(1)	403	2,301	262
Financial assets designated at fair value through profit or loss	5	8	30	26
Available-for-sale financial assets	(1,809)	(449)	(2,560)	(558)
Finacial liabilities held for trading	68	135	114	6
Total	(4,649)	(123)	(3,320)	271

(*) Includes the ineffective derivatives portion related to hedge accounting.

During the periods ended September 30, 2015 and 2014, ITAÚ UNIBANCO HOLDING has not recognized any impairment losses on held-to-maturity financial assets.

During the period ended September 30, 2015, ITAÚ UNIBANCO HOLDING recognized impairment losses on available-for-sale financial assets in the amount of R$ 1,370 as impairment losses for Available-for-Sale Financial Assets, recorded in the statement of income in the line "Net gain (loss) from investment securities and derivatives".

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	85

Note 24 - Banking service fees

	07/01 to 09/30/2015	07/01 to 09/30/2014	01/01 to 09/30/2015	01/01 to 09/30/2014
Current account services	2,135	1,964	6,448	5,626
Asset management fees	792	697	2,140	2,029
Collection commissions	326	338	926	961
Fees from credit card services	3,119	2,933	9,316	8,478
Fees for guarantees issued and credit lines	425	372	1,186	1,024
Brokerage commission	65	68	189	201
Other	497	373	1,388	1,101
Total	7,359	6,745	21,593	19,420

Note 25 - Other income

	07/01 to 09/30/2015	07/01 to 09/30/2014	01/01 to 09/30/2015	01/01 to 09/30/2014
Gains on sale of assets held for sale, fixed assets and investments in associates and joint ventures	17	13	45	22
Recovery of expenses	44	32	119	92
Reversal of provisions	56	-	314	145
Program for Cash or Installment Payment of Federal Taxes (Note 32e)	1	187	122	187
Other	204	130	277	231
Total	322	362	877	677

Note 26 - General and administrative expenses

	07/01 to 09/30/2015	07/01 to 09/30/2014	01/01 to 09/30/2015	01/01 to 09/30/2014
Personnel expenses	(5,380)	(4,432)	(14,535)	(12,654)
Compensation	(2,282)	(1,825)	(6,006)	(5,192)
Payroll taxes	(679)	(606)	(1,913)	(1,730)
Welfare benefits	(611)	(531)	(1,796)	(1,568)
Retirement plans and post-employment benefits (Note 29)	(233)	40	(230)	18
Defined benefit	(20)	18	(57)	(36)
Defined contribution	(213)	22	(173)	54
Stock option plan (Note 22d)	(61)	(50)	(178)	(145)
Training	(53)	(45)	(140)	(127)
Employee profit sharing	(856)	(906)	(2,554)	(2,479)
Dismissals	(85)	(83)	(244)	(265)
Provision for labor claims (Note 32)	(520)	(426)	(1,474)	(1,166)
Administrative expenses	(3,800)	(3,602)	(11,012)	(10,508)
Data processing and telecommunications	(1,025)	(1,018)	(2,951)	(2,896)
Third-party services	(994)	(957)	(2,926)	(2,964)
Installations	(261)	(267)	(746)	(728)
Advertising, promotions and publications	(277)	(247)	(764)	(720)
Rent	(320)	(304)	(959)	(891)
Transportation	(100)	(108)	(299)	(319)
Materials	(103)	(93)	(305)	(268)
Financial services	(163)	(154)	(459)	(424)
Security	(176)	(157)	(507)	(467)
Utilities	(99)	(63)	(302)	(207)
Travel	(55)	(50)	(159)	(144)
Other	(227)	(185)	(635)	(480)
Depreciation	(419)	(417)	(1,249)	(1,228)
Amortization	(227)	(206)	(663)	(616)
Insurance acquisition expenses	(281)	(347)	(850)	(903)
Other expenses	(2,610)	(1,649)	(6,634)	(5,165)
Expenses related to credit cards	(865)	(671)	(2,443)	(1,818)
Losses with third-party frauds	(129)	(130)	(368)	(389)
Loss on sale of assets held for sale, fixed assets and investments in associates and joint ventures	(51)	(27)	(118)	(89)
Provision for civil lawsuits (Note 32)	(490)	(373)	(1,549)	(1,244)
Provision for tax and social security lawsuits	(715)	(199)	(1,045)	(747)
Refund of interbank costs	(68)	(63)	(191)	(165)
Other	(292)	(186)	(920)	(713)
Total	(12,717)	(10,653)	(34,943)	(31,074)

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	86

Note 27 – Income tax and social contribution

ITAÚ UNIBANCO HOLDING and each of its subsidiaries file separate, for each fiscal year, corporate income tax returns and social contribution on net income.

a)	Composition of income tax and social contribution expenses

I - Demonstration of Income tax and social contribution expense calculation:

Due on operations for the period	07/01 to 09/30/2015	07/01 to 09/30/2014	01/01 to 09/30/2015	01/01 to 09/30/2014
Income before income tax and social contribution	(1,354)	6,772	10,669	21,336
Charges (income tax and social contribution) at the rates in effect (Note 2.4 n)	482	(2,708)	(4,327)	(8,534)
Increase / decrease to income tax and social contribution charges arising from:
Share of profit or (loss) of associates and joint ventures net	56	129	147	66
Foreign exchange variation on assets and liabilities abroad	5,789	1,189	8,499	487
Interest on capital	686	449	1,815	1,314
Corporate reorganizations (Note 3b)	157	160	474	479
Dividends and interest on external debt bonds	56	58	184	221
Other nondeductible expenses net of non taxable income (*)	(10,544)	(1,073)	(15,051)	(1,197)
Income tax and social contribution expenses	(3,318)	(1,796)	(8,259)	(7,164)
Related to temporary differences
Increase (reversal) for the period	7,659	986	10,242	1,005
Increase (reversal) of prior periods	2,363	22	4,415	251
Increase in the social contribution tax rate (Note 27b III)	3,948	-	3,948	-
(Expenses)/Income from deferred taxes	13,970	1,008	18,605	1,256
Total income tax and social contribution expenses	10,652	(788)	10,346	(5,908)

(*) Includes temporary (additions) and exclusions.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	87

b)	Deferred taxes

I - The deferred tax asset balance and respective changes are as follows:

	12/31/2014	Realization / reversal	Increase	09/30/2015
Reflected in income	32,513	(7,196)	25,730	51,047
Allowance for loan and lease losses	18,909	(3,246)	6,980	22,643
Related to income tax and social contribution tax carryforwards	5,430	(114)	4,928	10,244
Provision for contingent liabilities	4,298	(938)	1,891	5,251
Civil lawsuits	1,818	(463)	791	2,146
Labor claims	1,460	(246)	481	1,695
Tax and social security	1,009	(229)	618	1,398
Other	11	-	1	12
Goodwill on purchase of investments	721	(557)	179	343
Legal liabilities – tax and social security	394	(382)	384	396
Adjustments of operations carried out in futures settlement market	3	(25)	1,741	1,719
Adjustment to market value of financial assets held for trading and derivatives	109	(109)	6,470	6,470
Provision related to health insurance operations	274	-	44	318
Other	2,375	(1,825)	3,113	3,663

Reflected in stockholders’ equity	4,106	(1,282)	1,173	3,997
Corporate reorganizations (Note 3b)	2,514	(474)	-	2,040
Adjustment to market value of available-for-sale securities	539	(57)	1,075	1,557
Cash flow hedge	50	-	92	142
Other	1,003	(751)	6	258
Total (*)	36,619	(8,478)	26,903	55,044

(*) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 48,811 and R$ 297.

	12/31/2013	Realization / reversal	Increase	12/31/2014
Reflected in income	35,043	(12,477)	9,947	32,513
Related to income tax and social contribution tax carryforwards	6,137	(714)	7	5,430
Allowance for loan and lease losses	17,896	(4,889)	5,902	18,909
Adjustment to market value of financial assets held for trading and derivatives	439	(439)	109	109
Goodwill on purchase of investments	1,515	(794)	-	721
Legal liabilities – tax and social security	1,479	(1,389)	304	394
Provision for contingent liabilities	3,973	(1,515)	1,840	4,298
Civil lawsuits	1,706	(435)	547	1,818
Labor claims	1,400	(894)	954	1,460
Tax and social security	849	(179)	339	1,009
Other	18	(7)	-	11
Adjustments of operations carried out in futures settlement market	653	(662)	12	3
Provision related to health insurance operations	262	-	12	274
Other	2,689	(2,075)	1,761	2,375

Reflected in stockholders’ equity	4,502	(1,291)	895	4,106
Corporate reorganizations (Note 3b)	3,153	(639)	-	2,514
Adjustment to market value of available-for-sale securities	814	(275)	-	539
Cash flow hedge	426	(376)	-	50
Other	109	(1)	895	1,003
Total (*)	39,545	(13,768)	10,842	36,619

(*) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 31,129 and R$ 201.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	88

II- The provision for deferred tax liability balance and respective changes are as follows:

	12/31/2014	Realization / reversal	Increase	09/30/2015
Reflected in income	4,735	(1,107)	1,036	4,664
Depreciation in excess – finance lease	2,508	(939)	-	1,569
Adjustment of escrow deposits and contingent liabilities	876	(147)	378	1,107
Pension plans	336	(15)	11	332
Adjustments of operations carried out in futures settlement market	4	-	179	183
Adjustment to market value of financial assets held for trading and derivatives	6	(6)	78	78
Taxation of results abroad – capital gains	563	-	216	779
Other	442	-	174	616
Reflected in stockholders’ equity accounts	956	(125)	1,035	1,866
Adjustment to market value of available-for-sale securities	132	(125)	-	7
Cash flow hedge	373	-	996	1,369
Provision for pension plan benefits	442	-	34	476
Other	9	-	5	14
Total (*)	5,691	(1,232)	2,071	6,530

(*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 48,811 and R$ 297.

	12/31/2013	Realization / reversal	Increase	12/31/2014
Reflected in income	7,527	(3,289)	497	4,735
Depreciation in excess – finance lease	4,165	(1,657)	-	2,508
Adjustment of escrow deposits and contingent liabilities	981	(155)	50	876
Pension plans	355	(118)	99	336
Adjustments of operations carried out in futures settlement market	392	(388)	-	4
Adjustment to market value of financial assets held for trading and derivatives	157	(157)	6	6
Taxation of results abroad – capital gains	267	-	296	563
Other	1,210	(814)	46	442
Reflected in stockholders’ equity accounts	460	-	496	956
Adjustment to market value of available-for-sale securities	64	-	68	132
Cash flow hedge	84	-	289	373
Provision for pension plan benefits	311	-	131	442
Other	1	-	8	9
Total (*)	7,987	(3,289)	993	5,691

(*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 31,129 and R$ 201.

III -	The estimate of realization and present value of deferred tax assets and from the Provision for Deferred Income Tax and Social Contribution existing at September 30, 2015, in accordance with the expected generation of future taxable income, based on the history of profitability and technical feasibility studies, are:

	Deferred tax assets
	Temporary differences	%	Tax loss / social contribution loss carryforwards	%	Total	%	Deferred tax liabilities	%	Net deferred taxes	%
2015	7,145	16%	377	4%	7,522	14%	(1,274)	20%	6,248	13%
2016	9,703	22%	326	3%	10,029	17%	(931)	14%	9,098	19%
2017	7,307	16%	269	3%	7,576	14%	(1,289)	20%	6,287	13%
2018	7,108	16%	1,684	16%	8,792	16%	(422)	6%	8,370	17%
2019	6,949	16%	3,694	36%	10,643	19%	(249)	4%	10,394	21%
After 2019	6,588	14%	3,894	38%	10,482	20%	(2,365)	36%	8,117	17%
Total	44,800	100%	10,244	100%	55,044	100%	(6,530)	100%	48,514	100%
Present value (*)	38,865		9,442		48,307		(5,053)		43,254

(*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to taxable income, due to differences between accounting criteria and tax legislation, besides corporate aspects. Accordingly, it is recommended that the trend of the realization of deferred tax assets arising from temporary differences, and tax loss carry forwards should not be used as an indication of future net income.

Considering the temporary effects of Law 13,169/15, which increase the Social Contribution tax rate to 20% until December 31, 2018, tax credits were accounted for based on their expected realization. The effect on result was R$ 3,948.

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Note 28 – Earnings per share

Basic and diluted earnings per share were computed as shown in the table below for the periods indicated. Basic earnings per share are computed by dividing the net income attributable to the stockholder of ITAÚ UNIBANCO HOLDING by the average number of shares for the period, and by excluding the number of shares purchased and held as treasury shares by the company. Diluted earnings per share are computed on a similar way, but with the adjustment made in the denominator when assuming the conversion of all shares that may be diluted.

Net income attributable to owners of the parent company – basic earnings per share	07/01 to 09/30/2015	07/01 to 09/30/2014	01/01 to 09/30/2015	01/01 to 09/30/2014
Net income	9,202	5,893	20,720	15,210
Minimum non-cumulative dividend on preferred shares in accordance with our bylaws	(65)	(65)	(65)	(65)
Subtotal	9,137	5,828	20,655	15,145
Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners	(67)	(67)	(67)	(67)
Subtotal	9,070	5,761	20,588	15,078

Retained earnings to be distributed to common and preferred equity owners on a pro-rata basis
To common equity owners	4,631	2,916	10,460	7,640
To preferred equity owners	4,439	2,845	10,128	7,438

Total net income available to common equity owners	4,698	2,983	10,527	7,706
Total net income available to preferred equity owners	4,504	2,910	10,193	7,504

Weighted average number of shares outstanding (Note 21a)
Common shares	3,047,037,403	3,047,037,403	3,047,037,403	3,047,037,403
Preferred shares	2,920,586,399	2,972,298,925	2,950,253,249	2,966,794,367

Earnings per share - basic – R$
Common shares	1.54	0.98	3.45	2.53
Preferred shares	1.54	0.98	3.45	2.53

Net income attributable to owners of the parent company – diluted earnings per share	07/01 to 09/30/2015	07/01 to 09/30/2014	01/01 to 09/30/2015	01/01 to 09/30/2014
Total net income available to preferred equity owners	4,504	2,910	10,193	7,504
Dividend on preferred shares after dilution effects	36	17	53	37
Net income available to preferred equity owners considering preferred shares after the dilution effect	4,540	2,927	10,246	7,541

Total net income available to ordinary equity owners	4,698	2,983	10,527	7,706
Dividend on preferred shares after dilution effects	(36)	(17)	(53)	(37)
Net income available to ordinary equity owners considering preferred shares after the dilution effect	4,662	2,966	10,474	7,669

Adjusted weighted average of shares (Note 21a)
Common shares	3,047,037,403	3,047,037,403	3,047,037,403	3,047,037,403
Preferred shares	2,967,863,067	3,006,323,040	2,981,365,132	2,995,995,360
Preferred shares	2,920,586,399	2,972,298,925	2,950,253,249	2,966,794,367
Incremental shares from stock options granted under our share-based payment	47,276,668	34,024,115	31,111,883	29,200,993

Earnings per share - diluted – R$
Common shares	1.53	0.97	3.44	2.52
Preferred shares	1.53	0.97	3.44	2.52

Potential anti-dilution effects of shares under our share-based payment, which were excluded from the calculation of diluted earnings per share, totaled 6,275,772 preferred shares at 09/30/2015 and 3,296,964 preferred shares at 09/30/2014.

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Note 29 – Post-employment benefits

As prescribed in IAS 19 (R1), we present the policies of ITAÚ UNIBANCO HOLDING and its subsidiaries regarding employee benefits, as well as the accounting procedures adopted.

The total amounts recognized in Income for the Period and Stockholders’ Equity – Other comprehensive income were as follows:

Total amounts recognized in Income for the period

	Defined benefit				Defined contribution				Other benefits				Total
	07/01 to 09/30/2015	07/01 to 09/30/2014	01/01 to 09/30/2015	01/01 to 09/30/2014	07/01 to 09/30/2015	07/01 to 09/30/2014	01/01 to 09/30/2015	01/01 to 09/30/2014	07/01 to 09/30/2015	07/01 to 09/30/2014	01/01 to 09/30/2015	01/01 to 09/30/2014	07/01 to 09/30/2015	07/01 to 09/30/2014	01/01 to 09/30/2015	01/01 to 09/30/2014
Cost of current service	(18)	(18)	(51)	(53)	-	-	-	-	-	-	-	-	(18)	(18)	(51)	(53)
Net interest	(1)	(8)	(4)	(24)	54	49	164	147	(9)	(4)	(13)	(11)	44	37	147	112
Contribution (*)	-	-	-	-	(267)	(27)	(337)	(93)	-	-	-	-	(267)	(27)	(337)	(93)
Benefits paid	-	-	-	-	-	-	-	-	7	2	11	6	7	2	11	6
Total Amounts Recognized	(19)	(26)	(55)	(77)	(213)	22	(173)	54	(2)	(2)	(2)	(5)	(234)	(6)	(230)	(28)

(*) In 2015, includes a provision to settle the surplus of social security fund, in the amount of R$ 236. In the period, contributions to the defined contributions plan, including PGBL, totaled R$ 146 (R$ 128 from January 1st to September 30, 2014), of which R$ 101 (R$ 93 from January 1st to September 30, 2014) arising from social security funds.

Total amounts recognized in Stockholders’ Equity – Other comprehensive income

	Defined benefit		Defined contribution		Other benefits		Total
	9/30/2015	12/31/2014	9/30/2015	12/31/2014	9/30/2015	12/31/2014	9/30/2015	12/31/2014
At the beginning of the period	(75)	(354)	(221)	(286)	(8)	7	(304)	(633)
Effects on asset ceiling	18	(453)	(5)	77	-	-	13	(376)
Remeasurements	4	732	22	(12)	(1)	(15)	25	705
Total Amounts Recognized	(53)	(75)	(204)	(221)	(9)	(8)	(266)	(304)

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a)	Retirement plans

ITAÚ UNIBANCO HOLDING and some of its subsidiaries sponsor defined benefit plans, including variable contribution plans, whose basic purpose of which is to provide benefits that, in general, represent a life annuity benefit, and may be converted into survivorship annuities, according to the plan's regulation. They also sponsor defined contribution plans, the benefit of which is calculated based on the accumulated balance of individual accounts at the eligibility date, according to the plan’s regulation, which does not require actuarial calculation, except as described in Note 29c.

Employees hired up to July 31, 2002, whom came from Itaú, and up to February 27, 2009, whom came from Unibanco, are beneficiaries of the above-mentioned plans. As regards the new employees hired after these dates, they have the option to voluntarily participate in a variable contribution plan (PGBL), managed by Itaú Vida e Previdência S.A..

Retirement plans are managed by closed-end private pension entities (EFPC), with independent legal structures, as detailed below:

Entity	Benefit plan
Fundação Itau Unibanco - Previdência Complementar	Supplementary retirement plan – PAC (1)
Franprev benefit plan - PBF (1)
002 benefit plan - PB002 (1)
Itaulam basic plan - PBI (1)
Itaulam Supplementary Plan - PSI (2) Itaubanco Defined Contribution Plan (3)

Itaubank Retirement Plan (3)

Itaú Defined Benefit Plan (1)

Itaú Defined Contribution Plan (2)

Unibanco Pension Plan (3)

Prebeg benefit plan (1)

UBB PREV defined benefit plan (1)

Benefit plan II (1)

Supplementary Retirement Plan – Flexible Premium Annuity (ACMV) (1)

REDECARD Basic Retirement Plan (1)

REDECARD Supplementary Retirement Plan (2)

Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1)
Funbep II Benefit Plan (2)
Múltipla - Multiempresas de Previdência Complementar	REDECARD Pension Plan (3)

(1) Defined benefit plan;

(2) Variable contribution plan;

(3) Defined contribution plan.

b)	Governance

The closed-end private pension entities (EFPC) and the benefit plans they manage are regulated in conformity with the related specific legislation. The EFPC are managed by the Executive Board, Advisory Council and Fiscal Council, with some members appointed by the sponsors and others appointed as representatives of active and other participants, pursuant to the respective Entity’s by laws. The main purpose of the EFPC is to pay benefits to eligible participants, pursuant to the Plan Regulation, maintaining the plans assets invested separately and independently from ITAÚ UNIBANCO HOLDING.

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c)	Defined benefit plans

I - Main assumptions used in actuarial valuation of retirement plans

	9/30/2015	9/30/2014
Discount rate (1)	10.24% p.a.	9.72% p.a.
Mortality table (2)	AT-2000	AT-2000
Turnover (3)	Exp.Itaú 2008/2010	Exp.Itaú 2008/2010
Future salary growth	7.12% p.a.	7.12% p.a.
Growth of the pension fund and social security benefits	4.00% p.a.	4.00% p.a.
Inflation	4.00% p.a.	4.00% p.a.
Actuarial method (4)	Projected Unit Credit	Projected Unit Credit

(1) The adoption of this assumption is based on interest rates obtained from the actual interest curve in IPCA, for medium-term liabilities of retirement plans sponsored by ITAÚ UNIBANCO HOLDING. At 12/31/2014 was adopted a consistent with the economic scenario at the balance sheet date rate, considering the volatility of the interest markets and the models adopted.

(2) The mortality tables adopted correspond to those disclosed by SOA – Society of Actuaries, the North-American entity which corresponds to IBA – Brazilian Institute of Actuarial Science, which reflects a 10% increase in the probabilities of survival compared to the respective basic tables.The life expectancy in years per the AT-2000 mortality table for participants of 55 years of age is 27 and 31 years for men and women, respectively.

(3) The turnover assumption is based on the effective experience of active participants linked to ITAÚ UNIBANCO HOLDING, resulting in the average of 2.4 % p.a. based on the 2008/2010 experience.

(4) Using the Projected Unit Credit method, the mathematical reserve is calculated as the current projected benefit amount multiplied by the ratio between the length of service at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

Biometric/demographic assumptions adopted are consistent with the group of participants of each benefit plan, pursuant to the studies carried out by an independent external actuarial consulting company.

II- Risk Exposure - Through its defined benefit plans, ITAÚ UNIBANCO HOLDING is exposed to a number of risks, the most significant ones are:

- Volatility of Assets - The actuarial liability is calculated by adopting a discount rate defined on the income from securities issued by the Brazilian treasury (government securities). If the actual income from plan assets is lower than expected, this may give rise to a deficit. The plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and the short and medium-term risk.

- Changes in Investment Income - A decrease in income from public securities will imply a decrease in discount rate and, therefore, will increase the actuarial liability. The effect will be partially offset by the recognition of these securities at market value.

- Inflation Risk - Most of the employee benefit plans are pegged to the inflation rates, and a higher inflation will lead to higher obligations. The effect will also be partially offset because a significant portion of the plan assets is pegged to government securities restated by the inflation rate.

- Life Expectancy - Most of the plan obligations are to provide life benefits and therefore a increase in life expectancy will result in increased plan liabilities.

III - Management of defined benefit plan assets

The general purpose of managing EFPCs funds is to search for a long-term balance between assets and obligations with payment of retirement benefits, by exceeding the actuarial targets (discount rate plus benefit adjustment index, established in the plan regulations).

Regarding the assets guaranteeing the actuarial liability reserves, management should ensure the payment capacity of retirement benefits in the long-term by avoiding the risk of mismatching assets and liabilities in each pension plan.

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The allocation of plan assets and the allocation target by type of asset are as follows:

	Fair Value		% Allocation
Types	09/30/2015	12/31/2014	09/30/2015	12/31/2014	2015 Target
Fixed income securities	12,774	12,250	91.95%	91.16%	53% to 100%
Variable income securities	561	641	4.04%	4.77%	0% to 20%
Structured investments	24	22	0.17%	0.16%	0% to 10%
Real estate	470	488	3.38%	3.63%	0% to 7%
Loans to participants	64	37	0.46%	0.28%	0% to 5%
Total	13,893	13,438	100.00%	100.00%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 477 (R$ 554 at 12/31/2014), and real estate rented to Group companies, with a fair value of R$ 440 (R$ 455 at 12/31/2014).

Fair Value

The fair value of the plan assets is adjusted up to the report date, as follows:

Fixed-Income Securities and Structured Investments – accounted for at market value, considering the average trading price on the calculation date, net realizable value obtained upon the technical addition of pricing, considering, at least, the payment terms and maturity, credit risk and the indexing unit.

Variable income securities – accounted for at market value, being so understood the share average quotation at the last day of the month or at the closest date on the stock exchange on which the share has posted the highest liquidity rate.

Real Estate – stated at acquisition or construction cost, adjusted to market value upon reappraisals made in 2012, supported by technical appraisal reports. Depreciation is calculated under the straight line method, considering the useful life of the real estate.

Loans to participants – adjusted up to the report date, in compliance with the respective agreements.

Fund Allocation Target

The fund allocation target is based on Investment Policies that are currently revised and approved by the Advisory Council of each EFPC, considering a five-year period, which establishes guidelines for investing funds guaranteeing Actuarial Liability and for classifying securities.

IV- Net amount recognized in the balance sheet

Following is the calculation of the net amount recognized in the balance sheet, corresponding to the defined benefit plan:

	09/30/2015	12/31/2014
1 - Net assets of the plans	13,893	13,438
2- Actuarial liabilities	(12,015)	(11,695)
3- Surplus (1-2)	1,878	1,743
4- Asset ceiling (*)	(1,966)	(1,847)
5- Net amount recognized in the balance sheet (3-4)	(88)	(104)
Amount recognized in assets (Note 20a)	271	242
Amount recognized in liabilities (Note 20b)	(359)	(346)

(*) Corresponds to the excess of the present value of the available economic benefit, in conformity with paragraph 58 of IAS 19.

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V- Change in the net amount recognized in the balance sheet:

	09/30/2015
	Plan net assets	Actuarial liabilities	Surplus	Asset ceiling	Recognized amount
Value beginning of the period	13,438	(11,695)	1,743	(1,847)	(104)
Cost of current service	-	(51)	(51)	-	(51)
Net interest (1)	1,001	(864)	137	(141)	(4)
Benefits paid	(618)	618	-	-	-
Contributions of sponsors	49	-	49	-	49
Contributions of participants	10	-	10	-	10
Effects on asset ceiling	-	-	-	18	18
Remeasurements (2) (3)	13	(23)	(10)	4	(6)
Value end of the period	13,893	(12,015)	1,878	(1,966)	(88)

	12/31/2014
	Plan net assets	Actuarial liabilities	Surplus	Asset ceiling	Recognized amount
Value beginning of the period	12,512	(11,577)	935	(1,293)	(358)
Cost of current service	-	(74)	(74)	-	(74)
Net interest (1)	1,178	(1,087)	91	(123)	(32)
Benefits paid	(780)	780	-	-	-
Contributions of sponsors	81	-	81	-	81
Contributions of participants	15	-	15	-	15
Effects on asset ceiling	-	-	-	(453)	(453)
Remeasurements (2) (3)	432	263	695	22	717
Value end of the period	13,438	(11,695)	1,743	(1,847)	(104)

(1) Corresponds to the amount calculated on 01/01/2015 based on the beginning amount (Net Assets, Actuarial Liabilities and Asset ceiling), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 10.24% p.a. (At 01/01/2014 used by the discount rate of 9.72% p.a.)

(2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate.

(3) The actual return on assets amounted to R$ 1,014 (R$ 1,611 at 12/31/2014).

During the period, the contributions made totaled R$ 49 (R$ 46 from 01/01 to 09/30/2014). The contribution rate increases based on the beneficiary’s salary.

In 2015, contribution to the retirement plans sponsored by ITAÚ UNIBANCO HOLDING is expected to amount to R$ 58.

The estimate for payment of benefits for the next 10 years is as follows:

Period	Payment estimate
2015	845
2016	867
2017	889
2018	915
2019	942
2020 to 2024	4,812

VI- Sensitivity of defined benefit obligation

The impact, due to the change in the assumption – discount rate by 0.5%, which would be recognized in Actuarial liabilities of the plans, as well as in Stockholders’ Equity – Other Comprehensive Income of the sponsor (before taxes) would amount to:

	Effect on actuarial liability		Effect which would be recognized in Stockholders’ Equity (*)
Change in Assumption	Value	Percentage of actuarial liabilities	Value
- Decrease by 0.5%	668	5.73%	(315)
- Increase by 0.5%	(578)	(5.22)%	331

(*) Net of effects of asset ceiling

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d) Defined contribution plans

The defined contribution plans have assets relating to sponsors’ contributions not yet included in the participant’s account balance due to loss of eligibility to a plan benefit, as well as resources from the migration from the defined benefit plans. The fund will be used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation.

I - Change in the net amount recognized in the Balance sheet:

	09/30/2015			12/31/2014
	Pension plan fund	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount
Value beginning of the period	2,438	(224)	2,214	2,361	(275)	2,086
Net interest	179	(15)	164	223	(27)	196
Contribution (Note 29)	(337)	-	(337)	(133)	-	(133)
Effects on asset ceiling	-	(5)	(5)	-	77	77
Remeasurements	10	12	22	(13)	1	(12)
Value end of the period (Note 20a)	2,290	(232)	2,058	2,438	(224)	2,214

e)	Other post-employment benefits

ITAÚ UNIBANCO HOLDING and its subsidiaries do not offer other post-employment benefits, except in those cases arising from obligations under acquisition agreements signed by ITAÚ UNIBANCO HOLDING, as well as in relation to the benefits granted due to a judicial sentence, in accordance with the terms and conditions established, in which health plans are totally or partially sponsored for specific groups of former workers and beneficiaries.

Based on the report prepared by an independent actuary, the changes in obligations for these other projected benefits and the amounts recognized in the balance sheet, under liabilities, of ITAÚ UNIBANCO HOLDING are as follows:

I- Change in the net amount recognized in the balance sheet:

	9/30/2015	12/31/2014
At the beginning of the period	(170)	(146)
Interest cost	(13)	(14)
Benefits paid	11	9
Remeasurements	(1)	(19)
At the end of the period (Note 20b)	(173)	(170)

The estimate for payment of benefits for the next 10 years is as follows:

Period	Payment estimate
2015	9
2016	10
2017	11
2018	11
2019	12
2020 to 2024	73

II- Assumptions and sensitivity - medical care cost

For calculation of projected benefits obligations in addition to the assumptions used for the defined benefit plans (Note 29c I), an 9.72% p.a. increase in medical costs assumption is assumed.

Assumptions about medical care cost trends have a significant impact on the amounts recognized in income. A change of one percentage point in the medical care cost rates would have the following effects:

	Recognition	1% increase	1% decrease
Service cost and interest cost	Income	2	(2)
Present value of obligation	Other comprehensive income	21	(18)

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Note 30 – Insurance contracts

a)	Insurance contracts

ITAÚ UNIBANCO HOLDING, through its subsidiaries, offers to the market insurance and private pension products, with the purpose of assuming risks and restoring the economic balance of the assets of the policyholder if damaged. Products are offered through insurance brokers (third parties operating in the market and its own brokers), Itaú Unibanco branches and electronic channels, according to their characteristics and regulatory requirements.

b)	Main products

I - Insurance

The contract entered into between the parties aims at guaranteeing the protection of the client's assets. Upon payment of a premium, the policyholder is protected through previously-agreed replacement or indemnification clauses for damages. ITAÚ UNIBANCO HOLDING insurance companies then recognize technical reserves administered by themselves, through specialized areas within the conglomerate, with the objective of indemnifying the policyholder's loss in the event of claims of insured risks.

The insurance risks sold by insurance companies of ITAÚ UNIBANCO HOLDING are divided into property and casualty, that covers losses, damages or liabilities for assets or persons, and life insurance, that includes coverage for death and personal accidents.

Main insurance lines	Loss ratio		Sales ratio
	%		%
	01/01 to 09/30/2015	01/01 to 09/30/2014	01/01 to 09/30/2015	01/01 to 09/30/2014
Group accident insurance	5.5	7.1	41.8	38.6
Individual accident	20.9	19.4	11.2	10.5
Commercial multiple peril	41.5	47.8	20.9	16.9
Mandatory insurance for personal injury caused by motor vehicles (DPVAT)	87.4	87.9	1.4	1.5
Serious or terminal diseases	16.3	10.5	10.7	10.8
Extended warranty - assets	17.0	17.5	64.6	63.8
Credit Life	15.4	15.1	21.7	21.1
Petroleum risks	-	67.2	-	10.1
Multiple risks	6.3	4.3	62.1	56.3
Specified and operational risks	-	40.1	-	4.4
Group life	45.7	50.8	12.8	13.8

II - Private pension

Developed as a solution to ensure the maintenance of the quality of life of participants, as a supplement to the government plans, through long-term investments, private pension products are divided into three major groups:

•	PGBL - Plan Generator of Benefits: The main objective of this plan is the accumulation of financial resources, but it can be purchased with additional risk coverage. Recommended for clients that file the full version of income tax return (rather than the simplified version), because they can deduct contributions paid for tax purposes up to 12% of the annual taxable gross income.

•	VGBL - Redeemable Life Insurance: This is an insurance structured as a pension plan. Its taxation differs from the PGBL; in this case, the tax basis is the earned income.

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•	FGB - Fund Generator of Benefits: This is a pension plan with minimum income guarantee, and possibility of receiving earnings from asset performance. Once recognized the distribution of earnings at a certain percentage, as established by the FGB policy, it is not at management's discretion, but instead represents an obligation to ITAÚ UNIBANCO HOLDING. Although there are plans still in existence, they are no longer sold.

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III – Income from insurance and private pension

The revenue from the main insurance and private pension products is as follows:

	Premiums and contributions issued				Reinsurance				Retained premiums and contributions
	07/01 to 09/30/2015	07/01 to 09/30/2014	01/01 to 09/30/2015	01/01 to 09/30/2014	07/01 to 09/30/2015	07/01 to 09/30/2014	01/01 to 09/30/2015	01/01 to 09/30/2014	07/01 to 09/30/2015	07/01 to 09/30/2014	01/01 to 09/30/2015	01/01 to 09/30/2014
Group accident insurance	218	215	659	594	(1)	(1)	(2)	(2)	217	214	657	592
Individual accident	55	50	175	146	(6)	-	(6)	(2)	49	50	169	144
Commercial multiple peril	15	41	44	119	-	(8)	(1)	(23)	15	33	43	96
Mandatory insurance for personal injury caused by motor vehicles (DPVAT)	8	86	32	199	-	-	-	-	8	86	32	199
Serious or terminal diseases	47	45	136	125	(1)	-	(1)	-	46	45	135	125
Warranty extension - assets	63	306	205	1,147	-	-	-	-	63	306	205	1,147
PGBL	387	362	1,144	1,033	-	-	-	-	387	362	1,144	1,033
Credit Life	177	215	568	593	5	(1)	(1)	(1)	182	214	567	592
Petroleum risks	-	48	-	279	-	(43)	-	(236)	-	5	-	43
Multiple risks	43	41	128	199	-	(2)	-	(71)	43	39	128	128
Specified and all risks	-	206	-	452	-	(171)	-	(362)	-	35	-	90
Traditional	36	50	102	116	-	-	-	-	36	50	102	116
VGBL	3,981	3,640	11,212	10,023	-	-	-	-	3,981	3,640	11,212	10,023
Group life	388	394	1,143	1,090	(7)	(6)	(18)	(23)	381	388	1,125	1,067
Other lines	308	306	867	1,154	(8)	(59)	(26)	(250)	300	247	841	904
Total	5,726	6,005	16,415	17,269	(18)	(291)	(55)	(970)	5,708	5,714	16,360	16,299

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c)	Technical reserves for insurance and private pension

The technical provisions of insurance and pension plan are recognized according to the technical notes approved by SUSEP and criteria established by current legislation.

I - Insurance and private pension:

•	Provision for unearned premiums – it is recognized, based on insurance premiums, for the coverage of amounts payable related to claims and expenses to be incurred, throughout the terms to be elapsed, in connection with the risks assumed at the calculation base date. The calculation is performed on the level of policies or endorsement of agreements in force, under the pro rata-die criterion.The provision includes an estimate for effective and not issued risks (PPNG-RVNE).

•	Provision for unsettled claims – it is recognized for the coverage of amounts payable related to lump-sum payments and income overdue of claims reported up to the calculation base date, but not paid yet. The provision covers administrative and legal claims, gross of accepted coinsurance operations and reinsurance operations and net of ceded coinsurance operations. The provision should include, whenever required, IBNER (claims incurred but not sufficiently reported) for the aggregate development of claims reported but not paid, which amounts may be changed throughout the process up to the final settlement.

•	Provision for claims incurred and not reported - IBNR – it is recognized for the coverage of expected unsettled amounts related to claims incurred but not reported up to the calculation base date, gross of accepted coinsurance operations and reinsurance operations, and net of ceded coinsurance operations.

•	Mathematical provisions for benefits to be granted - recognized for the coverage of commitments assumed to participants or policyholders, based on the assumptions set forth in the contract, while the event that gave rise to the benefit and/or indemnity has not occurred. The provision is calculated in accordance with the methodology approved in the actuarial technical note of the product.

•	Mathematical provisions for granted benefits - it is recognized after the event triggering the benefit occurs, for coverage of the commitments assumed with the participants or insured, based on the assumptions established in the agreement. The provision is calculated in accordance with methodologies approved in the technical actuarial note of the product.

•	Provision for financial surplus – it is recognized to ensure the amounts intended for distribution of financial surplus, if the event is stated in the agreement. Corresponds to the financial income exceeding the minimum return guaranteed in the product.

•	Other technical provisions – it is recognized when insufficiency of premiums or contributions are identified related to payments of benefits and indemnities.

•	Provision for redemptions and other amounts to regularize – it comprises the amounts related to redemptions to regularize, returns of premiums or funds, portability requested but, for any reason, not yet transferred to the insurance company or open private pension entity beneficiary, and premiums received but not quoted.

•	Provision for related expenses - It is recognized for the coverage of expected amounts related to expenses with benefits and indemnities, due to events incurred and to be incurred.

II - Change in reserves for insurance and private pension

The details about the changes in balances of reserves for insurance and private pension operations are as follows:

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II.I - Change in technical provisions

	09/30/2015				12/31/2014
	Property, individuals and life insurance	Private pension	Life with survivor benefits	Total	Property, individuals and life insurance	Private pension	Life with survivor benefits	Total
Opening balance	5,872	28,228	75,678	109,778	10,275	25,252	63,496	99,023
(+) Additions arising from premiums / contribution	3,728	1,433	11,212	16,373	7,267	2,034	13,541	22,842
(-) Deferral of risk	(4,370)	(185)	-	(4,555)	(7,154)	(192)	-	(7,346)
(-) Payment of claims / benefits	(1,155)	(253)	(13)	(1,421)	(2,395)	(204)	(10)	(2,609)
(+) Reported claims	1,257	-	-	1,257	2,219	-	-	2,219
(-) Redemptions	(2)	(1,132)	(6,434)	(7,568)	(1)	(1,249)	(7,929)	(9,179)
(+/-) Net portability	-	752	362	1,114	-	266	347	613
(+) Adjustment of reserves and financial surplus	6	2,220	6,229	8,455	7	2,249	6,319	8,575
(+/-) Business development (Notes 3e and i)	-	-	-	-	(4,402)	-	-	(4,402)
(+/-) Other (recognition / reversal)	(273)	128	(36)	(181)	56	72	(86)	42
Reserves for insurance and private pension	5,063	31,191	86,998	123,252	5,872	28,228	75,678	109,778

II.II - Technical provisions balances

	Insurance		Private pension		Total
	09/30/2015	12/31/2014	09/30/2015	12/31/2014	09/30/2015	12/31/2014
Unearned premiums	3,373	4,015	14	12	3,387	4,027
Mathematical reserve for benefits to be granted and benefits granted	22	13	116,475	102,311	116,497	102,324
Redemptions and Other Unsettled Amounts	22	21	209	168	231	189
Financial surplus	1	1	540	519	541	520
Unsettled claims (1)	722	760	16	15	738	775
IBNR	476	635	20	19	496	654
Administrative and Related Expenses	40	42	77	70	117	112
Other	407	385	838	792	1,245	1,177
Total (2)	5,063	5,872	118,189	103,906	123,252	109,778

(1) The provision for unsettled claims is detailed in Note 30e.

(2) This table covers the amendments established by Susep Circular No. 517, de 07/30/2015, also for comparison purposes.

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d)	Deferred selling expenses

Deferred acquisition costs of insurance are direct and indirect costs incurred to sell, underwrite and originate a new insurance contract.

Direct costs are basically commissions paid for brokerage services, agency and prospecting efforts and are deferred for amortization in proportion to the recognition of revenue from earned premiums, that is, over the coverage period, for the term of effectiveness of contracts, according to the calculation rules in force.

Balances are recorded under gross reinsurance assets and changes are shown in the table below:

Balance at 01/01/2015	1,647
Increase	866
Amortization	(1,414)
Balance at 09/30/2015	1,099
Balance to be amortized in up to 12 months	760
Balance to be amortized after 12 months	339

Balance at 01/01/2014	2,205
Increase	1,747
Amortization	(2,263)
Corporate reorganizations	31
Sale of Major Risk Portfolio	(73)
Balance at 12/31/2014	1,647
Balance to be amortized in up to 12 months	972
Balance to be amortized after 12 months	675

The amounts of deferred selling expenses from reinsurance are stated in Note 30I.

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e)	Table of loss development

Changes in the amount of obligations of the ITAÚ UNIBANCO HOLDING may occur at the end of each annual reporting period. The table below shows the development by the claims incurred method. The first part of the table shows how the final loss estimate changes through time. The second part of the table reconciles the amounts pending payment and the liability disclosed in the balance sheet.

The values shown in the tables express the position of 06/30/2015, since the actuarial calculations are made semiannually:

I – Gross of reinsurance

Reserve for unsettled claims (*)	712
(-) DPVAT operations	18
(-) IBNER (claims incurred but not sufficiently reported)	161
(-) Retrocession and other estimates	2
Liability claims presented in the development table (Ia + Ib)	531

(*) Provision for unsettled claims stated in Note 30c II.II of 06/30/2015, gross of reinsurance

Ia - Administratives claims - gross of reinsurance

Occurrence date	06/30/2011	06/30/2012	06/30/2013	06/30/2014	06/30/2015	Total
At the end of reporting period	946	987	1,135	1,230	1,330
After 1 year	956	992	1,146	1,248	-
After 2 years	957	995	1,151	-	-
After 3 years	959	996	-	-	-
After 4 years	958	-	-	-	-
Current estimate	958	996	1,151	1,248	1,330
Accumulated payments through base date	951	992	1,140	1,217	1,116	5,416
Liabilities recognized in the balance sheet	7	4	11	31	214	267
Liabilities in relation to prior years						14
Total administratives claims included in balance sheet						281

Ib - Judicial claims - gross of reinsurance

Occurrence date	06/30/2011	06/30/2012	06/30/2013	06/30/2014	06/30/2015	Total
At the end of reporting period	32	59	44	38	26
After 1 year	52	64	58	45	-
After 2 years	59	73	63	-	-
After 3 years	63	75	-	-	-
After 4 years	64	-	-	-	-
Current estimate	64	75	63	45	26
Accumulated payments through base date	37	49	46	28	17	177
Liabilities recognized in the balance sheet	27	26	17	17	9	96
Liabilities in relation to prior years						154
Total judicial claims included in balance sheet						250

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II - Net of reinsurance

Reserve for unsettled claims (1)	712
(-) DPVAT operations	18
(-) IBNER	161
(-) Reinsurance (2)	37
(-) Retrocession and other estimates	2
Liability claims presented in the development table (IIa + IIb)	494

(1) Provision refers to provision for unsettled claims stated in Note 30c II.II of 06/30/2015.

(2) Reinsurance operations stated in Note 30l III of 06/30/2015.

IIa - Administratives claims - net of reinsurance

Occurrence date	06/30/2011	06/30/2012	06/30/2013	06/30/2014	06/30/2015	Total
At the end of reporting period	928	955	1,095	1,201	1,294
After 1 year	939	962	1,106	1,220	-
After 2 years	940	965	1,111	-	-
After 3 years	942	966	-	-	-
After 4 years	941	-	-	-	-
Current estimate	941	966	1,111	1,220	1,294
Accumulated payments through base date	937	962	1,100	1,189	1,102	5,290
Liabilities recognized in the balance sheet	4	4	11	31	192	242
Liabilities in relation to prior years						15
Total administratives claims included in balance sheet						257

IIb - Judicial claims - net of reinsurance

Occurrence date	06/30/2011	06/30/2012	06/30/2013	06/30/2014	06/30/2015	Total
At the end of reporting period	32	58	44	38	26
After 1 year	51	64	58	45	-
After 2 years	58	72	63	-	-
After 3 years	62	74	-	-	-
After 4 years	63	-	-	-	-
Current estimate	63	74	63	45	26
Accumulated payments through base date	37	48	46	28	17	176
Liabilities recognized in the balance sheet	26	26	17	17	9	95
Liabilities in relation to prior years						142
Total judicial claims included in balance sheet						237

In the breakdown of the table on change of claims, historic claims were excluded from major risk insurance operations, as informed in Note 3i.

The breakdown of the table development of claims between administrative and legal evidences the reallocation of claims up to a certain base date and that become legal ones afterwards, which may give the wrong impression of need for adjusting the provisions in each breakdown.

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f)	Liability adequacy test

As established in IFRS 4 – “Insurance contracts”, an insurance company must carry out the Liability Adequacy Test, comparing the amount recognized for its technical reserves with the current estimate of cash flow of its future obligations. The estimate should consider all cash flows related to the business, which is the minimum requirement for carrying out the adequacy test.

The Liability adequacy test did not show any deficiency in this period.

The assumptions used in the test are periodically reviewed and are based on the best practices and the analysis of subsidiaries’ experience, therefore representing the best estimates for cash flow projections.

Methodology and Test Grouping

The methodology for testing all products is based on the projection of cash flows. Specifically for insurance products, cash flows were projected using the method known as run-off triangle of quarterly frequency. Cash flows for the deferral and the assignment phases are tested on a separate basis for social security products.

The risk grouping criterion considers groups subject to similar risks that are jointly managed as a single portfolio.

Biometric Tables

Biometric tables are instruments to measure the biometric risk represented by the probability of death, survival or disability of a participant.

For death and survival estimates biometric tables broken down by gender are used, adjusted according to life expectancy development (improvement), and the Álvaro Vindas table is adopted to estimate benefit requests for disability.

Risk-free Interest Rate

The relevant risk-free forward interest-rate structure is an indicator of the pure time value of money used to price the set of projected cash flows.

The relevant structure of risk-free interest rate was obtained from the curve of securities deemed to be credit risk free, available in the Brazilian financial market and determined pursuant to an internal policy of ITAÚ UNIBANCO HOLDING, considering the addition of spread, which took into account the impact of the market result of held-to-maturity securities of the guarantee assets portfolio.

Income conversion rate

The income conversion rate represents the expected conversion of balances accumulated by participants in retirement benefits. The decision of conversion into income by participants is influenced by behavioral, economic and tax factors.

Other Assumptions

Related expenses, cancellations and partial redemptions, future increases and contributions, among others, are assumptions that affect the estimate of projected cash flows since they represent expenses and income arising from insurance agreements assumed.

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g)	Insurance risk – effect of changes on actuarial assumptions

Property insurance is a short-lived insurance, and the main actuarial assumptions involved in the management and pricing of the associated risks are claims frequency and severity. Volatility above the expected number of claims and/or amount of claim indemnities may result in unexpected losses.

Life insurance and pension plans are, in general, medium or long-lived products and the main risks involved in the business may be classified as biometric risk, financial risk and behavioral risk.

Biometric risk relates to: i) more than expected increase in life expectancies for products with survivorship coverage (mostly pension plans); ii) more than expected decrease in mortality rates for products with survivorship coverage (mostly life insurance).

Products offering financial guarantee predetermined under contract involve financial risk inherent in the underwriting risk, with such risk being considered insurance risk.

Behavioral risk relates to a more than expected increase in the rates of conversion into annuity income, resulting in increased payments of retirement benefits.

The estimated actuarial assumptions are based on the historical evaluation of ITAÚ UNIBANCO HOLDING, on benchmarks and the experience of the actuaries.

To measure the effects of changes in the key actuarial assumptions, sensitivity tests were conducted in the amounts of current estimates of future liability cash flows. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders’ equity at the balance sheet date. This type of analysis is usually conducted under the ceteris paribus condition, in which the sensitivity of a system is measured when one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

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The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders’ equity at the balance sheet date. Results were as follows:

	Impact in Results and Stockholders’ Equity (1)
	09/30/2015 (2)			12/31/2014
	Supplementary	Insurance		Supplementary	Insurance
Sensitivity analysis	Retirement Plans and Life with Living Benefits	Gross of reinsurance	Net of reinsurance	Retirement Plans and Life with Living Benefits	Gross of reinsurance	Net of reinsurance

5% increase in mortality rates	8	(4)	(4)	3	(5)	(5)
5% decrease in mortality rates	(7)	4	3	(3)	5	5

0.1% increase in risk-free interest rates	37	7	7	30	7	7
0.1% decrease in risk-free interest rates	(38)	(8)	(8)	(31)	(7)	(7)

5% increase in conversion in income rates	(13)	-	-	(11)	-	-
5% decrease in conversion in income rates	13	-	-	11	-	-

5% increase in claims	-	(59)	(56)	-	(62)	(59)
5% decrease in claims	-	59	56	-	62	59

(1) Amounts net of tax effects.

(2) The amounts shown in the table express the position at 06/30/2015, since the actuarial calculations are made semi-annually.

h)	Risks of insurance and private pension

ITAÚ UNIBANCO HOLDING has specific committees to define the management of funds from the technical reserves for insurance and private pension, issue guidelines for managing these funds with the objective of achieving long-term return, and define evaluation models, risk limits and strategies on allocation of funds to defined financial assets. Such committees are comprised not only of executives and those directly responsible for the business management process, but also for an equal number of professionals that head up or coordinate the commercial and financial areas.

Large risks products are distributed by brokers. In the case of the extended warranty product, this is marketed by the retail company that sells the product to consumer. The DPVAT production results from the participation that the insurance companies of ITAÚ UNIBANCO HOLDING have in the Leading Insurance Company of the DPVAT consortium.

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There is no product concentration in relation to insurance premiums, reducing the concentration risk of products and distribution channels. For large risks products, the strategy of lower retention was adopted, in accordance with certain lines shown below for the year 2014:

	07/01 to 09/30/2015			07/01 to 09/30/2014			01/01 to 09/30/2015			01/01 to 09/30/2014
	Insurance premiums	Retained premium	Retention (%)	Insurance premiums	Retained premium	Retention (%)	Insurance premiums	Retained premium	Retention (%)	Insurance premiums	Retained premium	Retention (%)
Property and casualty
Mandatory personal injury caused by motor vehicle (DPVAT)	8	8	100.0	86	86	100.0	32	32	100.0	199	199	100.0
Extended warranty	63	63	100.0	306	306	100.0	205	205	100.0	1,147	1,147	100.0

Individuals
Group accident insurance	218	217	99.5	215	214	99.5	659	657	99.7	594	592	99.7
Individual accident	55	49	89.1	50	50	100.0	175	169	96.6	146	144	98.6
Group life	388	381	98.2	394	388	98.5	1,143	1,125	98.4	1,090	1,067	97.9

Large risks
Engineering	-	-	-	3	1	33.3	-	-	-	41	6	14.6
Petroleum risks	-	-	-	48	5	10.4	-	-	-	279	43	15.4
Specified and operational risks	-	-	-	206	35	17.0	-	-	-	452	90	19.9

i)	Insurance, pension plan and capitalization management structure

The products that make up the portfolios of ITAÚ UNIBANCO HOLDING’s insurance companies are related to the life insurance and elementary, pension plan and capitalization lines. Therefore, we understand that the major risks inherent in these products are as follows:

•	Subscription risk is the possibility of losses arising from operations of insurance, pension plan and capitalization that go against the organization’s expectations, directly or indirectly associated with the technical and actuarial bases adopted to calculate premiums, contributions and provisions.

•	Market risk is the possibility of incurring losses due to fluctuations in the market values of assets and liabilities comprising the actuarial technical reserves.

•	Credit risk is the possibility of a certain debtor failing to meet any obligations in connection with the settlement of operations involving the trade of financial assets or reinsurance.

•	Operational risk is the possibility of incurring losses arising from the failure, deficiency or inadequacy or internal processes, personnel and systems, or external events impacting the achievement of strategic, tactical or operational purposes of the insurance, pension plan and capitalization operations.

•	Liquidity risk in insurance operations is the possibility of the institution being unable to honor its obligations on a timely basis before policyholders and beneficiaries due to lack of liquidity of assets that make up their actuarial technical reserves.

j)	Duties and responsibilities

In line with good national and international practices and to ensure that the risks arising from insurance, pension plan and capitalization products are properly identified, measured, assesses, reported and approved in proper bodies, the ITAÚ UNIBANCO HOLDING has a risk management structure which guidelines are established in an internal policy, approved by its Board of Directors, applicable to the companies and subsidiaries exposed to insurance, pension plan and capitalization risks in Brazil and abroad.

The management process of insurance, pension plan and capitalization risks is based on responsibilities established and distributed between the control and business areas, assuring independence among them and focusing on the specificities of each risk, in accordance with the guidelines established by ITAÚ UNIBANCO HOLDING.

Also, as part of the risk management process, there is a governance structure where decisions may be escalated to panels, ensuring compliance with a number of internal and regulatory requirements, as well as balanced decisions regarding risks.

Management works together with the investment manager to ensure that assets backing long-term products, with guaranteed minimum returns, are managed according to the characteristics of liabilities aiming at actuarial balance and long-term solvency.

A detailed mapping of the liabilities of long-term products that result in payment flows of projected future benefits is performed annually. This mapping is prepared based on actuarial assumptions.

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The investment manager, having this information, uses Asset Liability Management models to find the best asset portfolio composition that enables the outweighing of risks entailed in this type of product, considering its long-term economic and financial feasibility. The portfolio of backing assets is periodically rebalanced based on the fluctuations in market prices of assets, liquidity needs, and changes in characteristics of liabilities.

k)	Market, credit and liquidity risk

Market risk

Market risk is analyzed, in relation to insurance operations, based on the following metrics and sensitivity and loss control measures: Value at Risk (VaR), Losses in Stress Scenarios (Stress Test), Sensitivity (DV01- Delta Variation) and Concentration. For a detailed description of metrics, see Note 36 – Market risk. In the table, the sensitivity analysis (DV01 – Delta Variation) is presented in relation to insurance operations that demonstrate the impact on the cash flows market value when submitted to a 1 annual basis point increase in the current interest rates or index rate and 1 percentage point in the share price and currency.

	(R$ million)
	09/30/2015		12/31/2014
Class	Account balance	DV01	Account balance	DV01

Government securities
NTN-C	4,550	(3.06)	4,299	(3.39)
NTN-B	2,261	(2.15)	1,950	(2.17)
LTN	747	(0.01)	0	(0.00)

DI Future	0	(0.00)	-	-

Private securities
Indexed to IPCA	339	(0.13)	337	(0.22)
Indexed to PRE	70	(0.01)	64	(0.01)

Shares	1	0.01	2	0.02

Floating assets	7,087	-	8,177	-

Under agreements to resell	6,857	-	7,746	-

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Liquidity Risk

Liquidity risk is the risk that ITAÚ UNIBANCO HOLDING may have insufficient net funds available to honor its current obligations at a given moment. The liquidity risk is managed, for insurance operation, continuously based on the monitoring of payment flows related to its liabilities vis a vis the inflows generated by its operations and financial assets portfolio.

Financial assets are managed in order to optimize the risk-return ratio of investments, considering, on a careful basis, the characteristics of their liabilities. The risk integrated control considers the concentration limits by issuer and credit risk, sensitivities and market risk limits and control over asset liquidity risk. Thus, investments are concentrated in government and private securities with good credit quality in active and liquid markets, keeping a considerable amount invested in short-term assets, available on demand, to cover regular needs and any liquidity contingencies. Additionally, ITAÚ UNIBANCO HOLDING constantly monitors the solvency conditions of its insurance operations.

Liabilities	Assets	09/30/2015			12/31/2014
		Liabilities amounts (1)	Liabilities DU (2)	Assets DU (2)	Liabilities amounts (1)	Liabilities DU (2)	Assets DU (2)
Insurance operations	Backing asset
Unearned premiums	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	3,371	15.8	12.2	4,014	15.8	12.1
IBNR, PDR e PSL	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	1,237	15.5	15.9	1,435	15.8	14.9
Other provisions	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	407	99.5	22.3	388	108.7	21.8
Subtotal	Subtotal	5,015			5,837
Pension plan, VGBL and individual life operations
Related expenses	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	77	104.3	88.0	70	92.0	94.1
Unearned premiums	LFT, repurchase agreements, NTN-B, CDB and debentures	16	-	12.3	14	-	12.2
Unsettled claims	LFT, repurchase agreements, NTN-B, CDB and debentures	18	-	12.3	17	-	12.2
IBNR	LFT, repurchase agreements, NTN-B, CDB and debentures	23	9.7	10.6	20	12.1	12.2
Redemptions and Other Unsettled Amounts	LFT, repurchase agreements, NTN-B, CDB and debentures	231	-	12.2	188	-	12.2
Mathematical reserve for benefits granted	LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures	1,372	104.1	88.2	1,254	92.0	94.4
Mathematical reserve for benefits to be granted – PGBL/ VGBL	LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures (3)	110,978	189.6	35.3	97,141	169.6	14.8
Mathematical reserve for benefits to be granted – traditional	LFT, repurchase agreements, NTN-B, NTN-C, Debentures	4,143	209.9	81.3	3,926	187.7	86.6
Other provisions	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	838	209.8	81.3	791	187.7	86.6
Financial surplus	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	541	209.6	81.2	520	187.4	86.4
Subtotal	Subtotal	118,237			103,941
Total technical reserves	Total backing assets	123,252			109,778

(1) Gross amounts of Credit Rights, Escrow Deposits and Reinsurance.

(2) DU = Duration in months

(3) Excluding PGBL / VGBL reserves allocated in variable income.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	110

Credit Risk

I - Reinsurers – Breakdown

The division of risks assigned to reinsurance companies and their rating according the Standard & Poor’s is presented below:

-	Insurance Operations: reinsurance premium operations are basically represented by: IRB Brasil Resseguros with 70.22% (38.57% at 12/31/2014) and Munich Re do Brasil with 29.74% (5.34% at 12/31/2014). Only at 12/31/2014, Lloyd's (A+) with 17.48%, Mapfre Re, Cia de Reaseguros,S.A. (A) with 4.21% and American Home Assurance Company (A) with 4.01%.

-	Social Security Operations: social security operations related to reinsurance premiums are entirely represented by General Reinsurance AG with 50% (50% at 12/31/2014) and Munich Re do Brasil with 50% (50% at 12/31/2014). For insurance operations, transfers of reinsurance premiums are deployed between Munich Re do Brasil with 60.26% (55.46% at 12/31/2014) and IRB Brasil Resseguros with 39.74% (44.54% at 12/31/2014).

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II - Risk level of financial assets

The table below shows insurance financial assets, individually evaluated, classified by rating:

	09/30/2015
Internal rating (*)	Interbank deposits and securities purchased under agreements to resell	Held-for-trading financial assets	Financial assets designated at fair value through profit or loss	Derivatives assets	Available-for- sale financial assets	Held-to- maturity financial assets	Total
Lower risk	6,249	96,300	-	976	2,593	4,135	110,253
Satisfactory	-	-	-	-	-	-	-
Higher Risk	-	-	-	-	-	-	-
Total	6,249	96,300	-	976	2,593	4,135	110,253
%	5.7	87.3	-	0.9	2.3	3.8	100.0

(*) Internal risk level ratings, with due associated probability of default, are detailed in Note 36.

	12/31/2014
Internal rating (*)	Interbank deposits and securities purchased under agreements to resell	Held-for-trading financial assets	Financial assets designated at fair value through profit or loss	Derivatives assets	Available-for- sale financial assets	Held-to- maturity financial assets	Total
Lower risk	9,721	66,781	-	105	2,389	3,958	82,954
Satisfactory	-	3	-	-	-	-	3
Higher Risk	-	3	-	-	-	-	3
Total	9,721	66,787	-	105	2,389	3,958	82,960
%	11.7	80.5	-	0.1	2.9	4.8	100.0

(*) Internal risk level ratings, with due associated probability of default, are detailed in Note 36.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	112

l)	Reinsurance

Expenses and revenues from reinsurance premiums ceded are recognized in the period when they occur, according to the accrual basis, with no offset of assets and liabilities related to reinsurance except in the event there is a contractual provision for the offset of accounts between the parties. Analyses of reinsurance required are made to meet the current needs of ITAÚ UNIBANCO HOLDING, maintaining the necessary flexibility to comply with changes in management strategy in response to the various scenarios to which it may exposed.

  Reinsurance assets

Reinsurance assets represent the estimated amounts recoverable from reinsurers in connection with losses incurred. Such assets are evaluated based on risk assignment contracts, and for cases of losses effectively paid, they are reassessed after 365 days as to the possibility of impairment; in case of doubts, such assets are reduced by recognizing an allowance for losses on reinsurance.

  Reinsurance transferred

ITAÚ UNIBANCO HOLDING transfers, in the normal course of its businesses, reinsurance premiums to cover losses on underwriting risks to its policy holders and is in compliance with the operational limits established by the regulating authority. In addition to proportional contracts, non-proportional contracts are also entered into in order to transfer a portion of the responsibility to the reinsurance company for losses that exceed a certain level of losses in the portfolio. Non-proportional reinsurance premiums are included in Other assets - prepaid expenses and amortized to Other operating expenses over the effectiveness period of the contract on a daily accrual basis.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	113

I- Changes in balances of transactions with reinsurance companies

	Credits		Debits
	09/30/2015	12/31/2014	09/30/2015	12/31/2014
Opening balance	262	297	610	631
Issued contracts	-	-	45	983
Recoverable claims	8	(16)	-	1
Prepayments / payments to reinsurer	-	-	(28)	(1,006)
Monetary adjustment and interest of claims	-	-	(1)	-
Other increase / reversal	(250)	(19)	(546)	1
Closing balance	20	262	80	610

II – Balances of technical reserves with reinsurance assets

	09/30/2015	12/31/2014
Reinsurance claims	50	2,456
Reinsurance premiums	13	949
Reinsurance commission	-	(37)
Closing balance	63	3,368

III – Changes in balances of technical reserves for reinsurance claims

	09/30/2015	12/31/2014
Opening balance	2,456	2,729
Reported claims	25	340
Paid claims	(18)	(737)
Other increase / reversal	(2,409)	30
Monetary adjustment and interest of claims	(4)	94
Closing balance (*)	50	2,456

(*) Includes Reserve for unsettled claims, IBNER (Reserve for claims not sufficiently warned), IBNR (Reserve for claims incurred but not reported), not covered by the table of loss development net of reinsurance Note 30 eII.

IV – Changes in balances of technical reserves for reinsurance premiums

	09/30/2015	12/31/2014
Opening balance	949	979
Receipts	42	889
Payments	(37)	(919)
Other increase / reversal	(941)	-
Closing balance	13	949

V – Changes in balances of technical reserves for reinsurance commission

	09/30/2015	12/31/2014
Opening balance	(37)	(47)
Receipts	4	44
Payments	(4)	(34)
Other increase / reversal	37	-
Closing balance	-	(37)

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	114

m)	Regulatory authorities

Insurance and private pension operations are regulated by the National Council of Private Insurance (CNSP) and the Superintendence of Private Insurance (SUSEP). These authorities are responsible for regulating the market, and consequently for assisting in the mitigation of risks inherent in the business.

The CNSP is the regulatory authority of insurance activities in Brazil, created by Decree-Law N° 73, of November 21, 1966. The main attribution of CNSP, at the time of its creation, was to set out the guidelines and rules of government policy on private insurance segments, and with the enactment of Law N° 6,435, of July 15, 1977, its attributions included private pension of public companies.

The Superintendence of Private Insurance (SUSEP) is the authority responsible for controlling and overseeing the insurance, and reinsurance markets. An agency of the Ministry of Finance, it was created by the Decree-Law N° 73, of November 21, 1966, which also created the National System of Private Insurance, comprising the National Council of Private Insurance (CNSP), IRB Brasil Resseguros S.A. – IRB Brasil Re, the companies authorized to have plans and the open-ended private pension companies.

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Note 31 – Fair value of financial instruments

In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value achieved through these techniques cannot be substantiated by comparison with independent markets and, in many cases, it cannot be realized in the immediate settlement of the instrument.

The following table summarizes the carrying and estimated fair values for financial instruments:

	09/30/2015		12/31/2014
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Financial assets
Cash and deposits on demand and Central Bank compulsory deposits	83,401	83,401	80,633	80,633
Interbank deposits	31,599	31,599	23,081	23,081
Securities purchased under agreements to resell	198,185	198,185	208,918	208,918
Financial assets held for trading (*)	165,387	165,387	132,944	132,944
Financial assets designated at fair value through profit or loss (*)	635	635	733	733
Derivatives (*)	34,277	34,277	14,156	14,156
Available-for-sale financial assets (*)	88,267	88,267	78,360	78,360
Held-to-maturity financial assets	42,406	39,530	34,434	34,653
Loan operations and lease operations	452,040	451,419	430,039	432,544
Other financial assets	56,708	56,708	53,649	53,649
Financial liabilities
Deposits	300,729	300,885	294,773	294,924
Securities sold under repurchase agreements	302,454	302,454	288,683	288,683
Financial liabilities held for trading (*)	397	397	520	520
Derivatives (*)	42,952	42,952	17,350	17,350
Interbank market debt	139,799	139,011	122,586	122,016
Institutional market debt	95,331	97,532	73,242	72,391
Liabilities for capitalization plans	3,036	3,036	3,010	3,010
Other financial liabilities	67,027	67,027	71,492	71,492

(*) These assets and liabilities are recorded in the balance sheet at their fair value.

Financial instruments not included in the Balance Sheet (Note 36) are represented by Standby letters of credit and guarantees provided, which amount to R$ 85,673 (R$ 73,759 at 12/31/2014) with an estimated fair value of R$ 1,154 (R$ 1,140 at 12/31/2014).

The methods and assumptions adopted to estimate the fair value are defined below:

a)	Cash and deposits on demand, Central Bank compulsory deposits, Securities purchased under agreements to resell, Securities sold under repurchase agreements and liabilities for capitalization plans – The carrying amounts for these instruments approximate their fair values.

b)	Interbank deposits, deposits, Interbank market debt and Institutional market debt – ITAÚ UNIBANCO HOLDING estimates the fair values by discounting the estimated cash flows and adopting the market interest rates.

c)	Financial assets held for trading, including Derivatives (assets and liabilities), Financial assets designated at fair value through profit or loss, Available-for-sale financial assets, Held-to-maturity financial assets and Financial liabilities held for trading – Under normal conditions, market prices are the best indicators of the fair values of financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, the adoption of present value estimates and other pricing techniques are required. In the absence of quoted prices from National Association of Financial Market Institutions (ANBIMA), the fair values of bonds are calculated based on the interest rates provided by others on the market (brokers). The fair values of corporate debt securities are computed by adopting criteria similar to those applied to interbank deposits, as described above. The fair values of shares are computed based on their prices quoted in the market. The fair values of derivative financial instruments were determined as follows:

•	Swaps: The cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors. These yield curves may be drawn mainly based on the exchange price of derivatives at BM&FBOVESPA, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the fair value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	116

•	Futures and forwards: Quotations on exchanges or criteria identical to those applied to swaps.

•	Options: The fair values are determined based on mathematical models (such as Black&Scholes) that are fed with implicit volatility data, interest rate yield curve and fair value of the underlying asset. Current market prices of options are used to compute the implicit volatilities. All these data are obtained from different sources (usually Bloomberg).

•	Credit: Inversely related to the probability of default (PD) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with no risk and the yield curves adjusted for credit risk.

d)	Loan operations and lease operations – The fair value is estimated based on groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, applying interest rates close to ITAÚ UNIBANCO HOLDING current rates for similar loans. For the majority of loans at floating rate, the carrying amount was considered close to their fair value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest through maturity, at the aforementioned rates. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions related to cash flows and discount rates are determined using information available in the market and the borrower’s specific information of the debtor.

e)	Deposits – The fair value of fixed-rate deposits with maturity dates was calculated by using the estimated cash flow discounts based on interest rates close to the current rates ITAÚ UNIBANCO HOLDING adopts for similar funding. Demand deposits are not included for fair value calculation. The assumptions related to cash flows and discount rates are determined based on information available in the market and information specific for each operation.

f)	Other financial assets / liabilities – primarily composed of receivables from credit card issuers, deposits in guarantee for contingent liabilities and trading and intermediation of securities. The carrying amounts for these assets/liabilities substantially approximate their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card acquirers, judicially required deposits (indexed to market rates) made by ITAÚ UNIBANCO HOLDING as guarantees for lawsuits or very short-term receivables (generally with a maturity of approximately 5 (five) business days). All of these items represent assets / liabilities without significant associated market, credit and liquidity risks.

In accordance with IFRS, ITAÚ UNIBANCO HOLDING classifies fair value measurements in a fair value hierarchy that reflects the significance of inputs adopted in the measurement process.

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means.

Level 3: Inputs are unobservable for the asset or liability. Unobservable information shall be used to measure fair value to the extent that observable information is not available, thus allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	117

Financial assets for trading, Available for sale, and Designated at fair value through profit or loss:

Level 1: Highly-liquid securities with prices available in an active market are classified in Level 1 of the fair value hierarchy. This classification level includes most of the Brazilian Government Securities, securities of foreign governments, shares and debentures traded on stock exchanges and other securities traded in an active market.

Level 2: When the pricing information is not available for a specific security, the assessment is usually based on prices quoted in the market for similar instruments, pricing information obtained for pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information for assets actively traded in an active market. These securities are classified into Level 2 of the fair value hierarchy and are comprised of certain Brazilian government securities, debentures, some government securities quoted in a less-liquid market in relation to those classified into Level 1, and some share prices in investment funds. ITAÚ UNIBANCO HOLDING does not hold positions in alternative investment funds or private equity funds.

Level 3: When no pricing information in an active market, ITAÚ UNIBANCO HOLDING uses internally developed models, from curves generated according to the proprietary model. The Level 3 classification includes some Brazilian government and private securities falling due after 2025 and securities that are not usually traded in an active market.

Derivatives:

Level 1: Derivatives traded on stock exchanges are classified in Level 1 of the hierarchy.

Level 2: For derivatives not traded on stock exchanges, ITAÚ UNIBANCO HOLDING estimates the fair value by adopting a variety of techniques, such as Black&Scholes, Garman & Kohlhagen, Monte Carlo or even the discounted cash flow models usually adopted in the financial market. Derivatives included in Level 2 are credit default swaps, cross currency swaps, interest rate swaps, plain vanilla options, certain forwards and generally all swaps. All models adopted by ITAÚ UNIBANCO HOLDING are widely accepted in the financial services industry and reflect all derivative contractual terms. Considering that many of these models do not require a high level of subjectivity, since the methodologies adopted in the models do not require major decisions and information for the model are readily observed in the actively quotation markets, these products were classified in Level 2 of the measurement hierarchy.

Level 3: The derivatives with fair values based on non-observable information in an active market were classified into Level 3 of the fair value hierarchy, and are comprised of non-standard options, certain swaps indexed to non-observable information, and swaps with other products, such as swap with option and USD Check, credit derivatives and futures of certain commodities. These operations have their pricing derived from a range of volatility using the basis of historical volatility.

All aforementioned valuation methodologies may result in a fair value that may not be indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all methodologies used are appropriate and consistent with the other market participants. However, the adoption of other methodologies or assumptions different than those used to estimate fair value may result in different fair value estimates at the balance sheet date.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	118

Distribution by level

The following table presents the breakdown of risk levels at 09/30/2015 and 12/31/2014 for financial assets held for trading and available-for-sale financial assets.

	09/30/2015				12/31/2014
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets held for trading	122,964	42,194	229	165,387	91,024	41,130	790	132,944
Investment funds	19	1,037	-	1,056	6	864	-	870
Brazilian government securities	114,012	2,972	4	116,988	84,265	2,128	-	86,393
Brazilian external debt bonds	4,369	-	-	4,369	1,914	-	-	1,914
Government securities – other countries	840	531	-	1,371	1,151	389	-	1,540
Argentina	678	-	-	678	628	-	-	628
Chile	-	1	-	1	-	132	-	132
Colombia	-	88	-	88	-	88	-	88
United States	87	-	-	87	448	-	-	448
Mexico	9	-	-	9	3	-	-	3
Paraguay	-	364	-	364	-	128	-	128
Uruguay	-	78	-	78	-	41	-	41
Other	66	-	-	66	72	-	-	72
Corporate securities	3,724	37,654	225	41,603	3,688	37,749	790	42,227
Shares	2,172	-	-	2,172	2,351	-	-	2,351
Bank deposit certificates	17	2,528	-	2,545	12	3,269	-	3,281
Securitized real estate loans	-	-	-	-	-	-	1	1
Debentures	1,487	3,071	207	4,765	1,313	2,720	210	4,243
Eurobonds and others	48	1,161	8	1,217	10	1,049	2	1,061
Financial credit bills	-	30,894	-	30,894	-	30,711	-	30,711
Promissory notes	-	-	-	-	-	-	577	577
Other	-	-	10	10	2	-	-	2
Available-for-sale financial assets	34,513	48,881	4,873	88,267	30,787	42,169	5,404	78,360
Investment funds	5	121	114	240	3	138	-	141
Brazilian government securities	16,762	-	-	16,762	13,570	572	249	14,391
Brazilian external debt bonds	11,471	809	219	12,499	11,234	-	-	11,234
Government securities – other countries	2,351	8,413	41	10,805	1,153	7,453	13	8,619
Belgium	-	-	-	-	57	-	-	57
Chile	-	1,361	41	1,402	-	1,106	13	1,119
Korea	-	1,625	-	1,625	-	1,782	-	1,782
Denmark	-	3,032	-	3,032	-	2,699	-	2,699
Spain	-	1,062	-	1,062	-	783	-	783
United States	1,991	-	-	1,991	726	-	-	726
France	203	-	-	203	133	-	-	133
Netherlands	147	-	-	147	151	-	-	151
Italy	-	-	-	-	70	-	-	70
Paraguay		1,079	-	1,079	9	840	-	849
Uruguay	-	254	-	254	-	243	-	243
Other	10	-	-	10	7	-	-	7
Corporate securities	3,924	39,538	4,499	47,961	4,827	34,006	5,142	43,975
Shares	666	-	-	666	1,998	1	-	1,999
Rural Product Note	-	1,027	60	1,087	-	1,357	51	1,408
Bank deposit certificates	-	1,329	120	1,449	-	1,223	58	1,281
Securitized real estate loans	-	-	2,084	2,084	-	-	2,522	2,522
Debentures	2,168	20,349	735	23,252	2,732	16,807	706	20,245
Eurobonds and others	1,090	9,561	42	10,693	97	6,557	53	6,707
Financial credit bills	-	7,023	354	7,377	-	7,735	270	8,005
Promissory notes	-	-	960	960	-	-	1,397	1,397
Other	-	249	144	393	-	326	85	411
Financial assets designated at fair value through profit or loss	635	-	-	635	733	-	-	733
Brazilian government securities	492	-	-	492	626	-	-	626
Government securities – other countries	143	-	-	143	107	-	-	107
Financial liabilities held for trading	-	397	-	397	-	448	72	520
Structured notes	-	397	-	397	-	448	72	520

The following table presents the breakdown of risk levels at 09/30/2015 and 12/31/2014 for our derivative assets and liabilities.

	09/30/2015				12/31/2014
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Derivatives - assets	(221)	33,186	1,312	34,277	(218)	14,253	121	14,156
Swap – differential receivable	-	6,996	1,211	8,207	-	4,783	33	4,816
Options	-	8,753	47	8,800	-	2,856	16	2,872
Forwards (onshore)	-	5,101	-	5,101	-	2,394	-	2,394
Credit derivatives	-	642	-	642	-	122	-	122
Forwards (offshore)	-	5,367	-	5,367	-	2,106	-	2,106
Check of swap	-	347	-	347	-	93	-	93
Other derivatives	(221)	5,980	54	5,813	(218)	1,899	72	1,753
Derivatives - liabilities	(51)	(42,850)	(51)	(42,952)	(310)	(16,996)	(44)	(17,350)
Futures	(115)	-	-	(115)	(354)	-	-	(354)
Swap – differential payable	-	(17,997)	(25)	(18,022)	-	(9,496)	(38)	(9,534)
Options	-	(9,225)	(26)	(9,251)	-	(3,051)	(6)	(3,057)
Forwards (onshore)	-	(2,720)	-	(2,720)	-	(682)	-	(682)
Credit derivatives	-	(896)	-	(896)	-	(179)	-	(179)
Forwards (offshore)	-	(5,854)	-	(5,854)	-	(1,693)	-	(1,693)
Swap with USD check	-	(529)	-	(529)	-	(229)	-	(229)
Other derivatives	64	(5,629)	-	(5,565)	44	(1,666)	-	(1,622)

There were no significant transfer between Level 1 and Level 2 during the period from September 30, 2015 and December 31, 2014. Transfers to and from Level 3 are presented in movements of Level 3.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	119

Measurement of fair value Level 2 based on pricing services and brokers

When pricing information is not available for securities classified as Level 2, pricing services, such as Bloomberg or brokers, are used to value such instruments.

In all cases, to assure that the fair value of these instruments is properly classified as Level 2, internal analysis of the information received are conducted, so as to understand the nature of the input used in the establishment of such values by the service provider.

Prices provided by pricing services that meet the following requirements are considered Level 2: input is immediately available, regularly distributed, provided by sources actively involved in significant markets and it is not proprietary.

Of the total of R$ 91,075 million in financial instruments classified as Level 2, at September 30, 2015, pricing service or brokers were used to evaluate securities at the fair value of R$ 43,086 million, substantially represented by:

•	Debentures: When available, we use price information for transactions recorded in the Brazilian Debenture System (SND), an electronic platform operated by CETIP, which provides multiple services for transactions involving debentures in the secondary market. Alternatively, prices of debentures provided by ANBIMA are used. Its methodology includes obtaining, on a daily basis, illustration and non-binding prices from a group of market players deemed to be significant. Such information is subject to statistical filters established in the methodology, with the purpose of eliminating outliers.

•	Global and corporate securities: The pricing process for these securities consists in capturing from 2 to 8 quotes from Bloomberg, depending on the asset. The methodology consists in comparing the highest purchase prices and the lowest sale prices of trades provided by Bloomberg for the last day of the month. Such prices are compared with information from purchase orders that the Institutional Treasury of ITAÚ UNIBANCO HOLDING provides for Bloomberg. Should the difference between them be lower than 0.5%, the average price of Bloomberg is used. Should it be higher than 0.5% or if the Institutional Treasury does not provide information on this specific security, the average price gathered directly from other banks is used. The price of the Institutional Treasury is used as a reference only and never in the computation of the final price.

Level 3 recurring fair value measurements

The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily process of price capture, calculation and disclosure are periodically checked according to formally defined testing and criteria and the information is stored in a single and corporate history data base.

The most recurring cases of assets classified as Level 3 are justified by the discount factors used. Factors such as the fixed interest curve in reais and the TR coupon curve – and, as a result, its related factors – have inputs with terms shorter than the maturities of these fixed-income assets. For swaps, the analysis is carried out by index for both parties. There are some cases in which the inputs periods are shorter than the maturity of the derivative.

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Level 3 recurring fair value changes

The tables below show the changes in balance sheet for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 mainly correspond to other derivatives linked to shares.

	Fair value at 12/31/2014	Total gains or losses (realized / unrealized)	Purchases	Settlements	Transfers in and / or out of Level 3	Fair value at 09/30/2015	Total gains (losses) related to assets and liabilities still held at 09/30/2015
Financial assets held for trading	790	49	33	(643)	-	229	-
Brazilian government securities	-	5	-	(1)	-	4	-
Corporate securities	790	44	33	(642)	-	225	-
Securitized real estate loans	1	-	-	(1)	-	-	-
Debentures	210	(12)	9	-	-	207	-
Promissory notes	577	54	-	(631)	-	-	-
Eurobonds and others	2	2	14	(10)	-	8	-
Other	-	-	10	-	-	10
Available-for-sale financial assets	5,404	(1,216)	4,741	(4,056)	-	4,873	(213)
Investment funds	-	(1,128)	1,242	-	-	114	-
Brazilian government securities	-	-	-	-	-	-	(19)
Government securities – abroad - Chile	13	2	87	(61)	-	41	-
Brazilian external debt bonds	249	(109)	85	(6)	-	219	-
Corporate securities	5,142	19	3,327	(3,989)	-	4,499	(194)
Rural Product Note	51	9	9	(9)	-	60	-
Bank deposit certificates	58	8	190	(136)	-	120	-
Securitized real estate loans	2,522	(137)	56	(357)	-	2,084	(194)
Debentures	706	57	736	(764)	-	735	2
Eurobonds and others	53	1	70	(82)	-	42	6
Financial credit bills	270	35	49	-	-	354	(2)
Promissory notes	1,397	45	2,077	(2,559)	-	960	1
Other	85	1	140	(82)	-	144	(7)

	Fair value at 12/31/2014	Total gains or losses (realized / unrealized)	Purchases	Settlements	Transfers in and / or out of Level 3	Fair value at 09/30/2015	Total gains (losses) related to assets and liabilities still held at 09/30/2015
Derivatives - assets	121	452	218	(143)	664	1,312	56
Swap – differential receivable	33	412	116	(14)	664	1,211	-
Options	16	(12)	102	(59)		47	15
Other derivatives	72	52	-	(70)	-	54	41
Derivatives - liabilities	(44)	(43)	(50)	88	(2)	(51)	1
Swap – differential payable	(38)	(42)	(11)	68	(2)	(25)	-
Options	(6)	(1)	(39)	20	-	(26)	1

	Fair value at 12/31/2013	Total gains or losses (realized / unrealized)	Purchases	Settlements	Transfers in and / or out of Level 3	Fair value at 12/31/2014	Total gains (losses) related to assets and liabilities still held at 12/31/2014
Financial assets held for trading	27	724	935	(896)	-	790	-
Corporate securities	27	724	935	(896)	-	790	-
Securitized real estate loans	-	10	-	(9)	-	1	-
Debêntures	-	29	705	(524)	-	210	-
Promissory notes	27	562	230	(242)	-	577	-
Eurobonds and others	-	123	-	(121)	-	2	-
Available-for-sale financial assets	6,489	1,581	6,354	(9,020)	-	5,404	(5)
Brazilian government securities	258	(272)	267	(4)	-	249	-
Government securities – abroad - Chile	34	(17)	40	(44)	-	13	-
Corporate securities	6,197	1,870	6,047	(8,972)	-	5,142	(5)
Rural Product Note	-	-	51	-		51	-
Bank deposit certificates	33	12	97	(84)	-	58	-
Securitized real estate loans	4,834	1,538	14	(3,864)	-	2,522	(8)
Debêntures	-	313	706	(313)	-	706	-
Eurobonds and others	74	23	-	(44)	-	53	3
Financial credit bills	-	4	266	-	-	270	-
Promissory notes	1,227	(22)	4,858	(4,666)	-	1,397	-
Other	29	2	55	(1)	-	85	-

	Fair value at 12/31/2013	Total gains or losses (realized / unrealized)	Purchases	Settlements	Transfers in and / or out of Level 3	Fair value at 12/31/2014	Total gains (losses) related to assets and liabilities still held at 12/31/2014
Derivatives - Assets	126	73	92	(174)	4	121	-
Swaps - differential receivable	-	37	2	(10)	4	33	-
Options	13	24	18	(39)	-	16	-
Forwards (onshore)	2	-	-	(2)	-	-	-
Other derivatives	111	12	72	(123)	-	72	-
Derivatives - Liabilities	(5)	2	(10)	(18)	(13)	(44)	-
Swaps - differential payable	-	(23)	1	(3)	(13)	(38)	-
Options	(5)	25	(11)	(15)	-	(6)	-

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	121

Sensitivity analyses operations of Level 3

The fair value of financial instruments classified in Level 3 (in which prices negotiated are not easily noticeable in active markets) is measured through assessment techniques based on correlations and associated products traded in active markets, internal estimates and internal models.

Significant unverifiable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Significant variations in any of these inputs separately may give rise to significant changes in the fair value.

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates, asset prices, or in scenarios vary in prices with shocks and the volatility for non-linear assets:

Sensitivity – Level 3 Operations		09/30/2015
		Impact
Risk factor groups	Scenarios	Result	Stockholders' equity
	I	(2.7)	(4.0)
Interest rates	II	(67.7)	(99.4)
	III	(135.3)	(197.1)
Currency, commodities, and ratios	I	(5.7)	-
	II	(11.4)	-
Nonlinear	I	(26.5)	-
	II	(47.3)	-

The following scenarios are used to measure the sensitivity:

Interest rate

Shocks at 1, 25 and 50 basis points (scenarios I, II and III respectively) in the interest curves, both for increase and decrease, considering the largest losses resulting in each scenario.

Currencies, commodities and ratios

Shocks at 5 and 10 percentage points (scenarios I and II respectively) in prices of currencies, commodities and ratios, both for increase and decrease, considering the largest losses resulting in each scenario.

Non linear

Scenario I: Shocks at 5 percentage points in prices and 25 percentage points the level in volatility, both for increase and decrease, considering the largest losses resulting in each scenario.

Scenario II: Shocks at 10 percentage points in prices and 25 percentage points the level in volatility, both for increase and decrease, considering the largest losses resulting in each scenario.

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Note 32 – Provisions, contingencies and other commitments

Provision	09/30/2015	12/31/2014
Civil	5,161	4,643
Labor	5,970	5,598
Tax and social security	7,347	6,627
Other	176	159
Total	18,654	17,027
Current	4,022	3,268
Non-current	14,632	13,759

In the ordinary course of its businesses, ITAÚ UNIBANCO HOLDING is subject to contingencies that may be classified as follows:

a) Contingent assets: there are no contingent assets recorded.

b) Provisions and contingencies: the criteria to quantify contingencies are appropriate to the specific characteristics of civil, labor and tax litigation, as well as other risks.

-	Civil lawsuits

Collective lawsuits (related to claims of a similar nature and with individual amounts not considered significant): contingencies are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the type of lawsuit and the characteristics of the court (Small Claims Court or Regular Court).

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): calculation is carried out on a periodical basis, as from the calculation of the claimed amount which, in turn, is estimated based on de jure or de facto characteristics related to that lawsuit. The amounts considered as probable losses are recorded as provisions.

Contingencies generally arise from revision of contracts and compensation for damages and pain and suffering; most of these lawsuits are filed in the Small Claims Court are therefore limited to 40 minimum monthly wages. ITAÚ UNIBANCO HOLDING is also party to specific lawsuits over alleged understated inflation adjustments to savings accounts in connection with economic plans implemented by the Brazilian government.

From 1986 to 1994, the Brazilian federal government implemented several consecutive monetary stabilization plans (MSP) to combat hyperinflation. In order to implement these plans, the Brazilian federal government enacted several laws based on its power to regulate the monetary and financial systems, as granted by the Brazilian federal constitution.

Savings account holders at the time these MSPs were implemented challenged the constitutionality of the laws in connection with such plans, claiming, from the banks in which they held savings accounts, additional interest amounts based on the inflation rates applied to the deposit accounts according to the MSPs.

We are defendants in numerous standardized lawsuits filed by individuals in respect of the MSP, and we record provisions for such claims upon service of process for a claim. In addition, we are defendants in class actions, similar to the lawsuits by individuals, filed by either (i) consumer protection associations or (ii) the Public Prosecution Office on behalf of savings account holders. Holders of savings accounts may claim any amount due based on such a decision. We record provisions when individual plaintiffs apply to enforce such decisions, using the same criteria adopted to determine provisions for individual lawsuits.

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The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but has not issued a final ruling with respect to the constitutionality of the MSPs as applicable to savings accounts. In relation to a similar dispute with respect to the constitutionality of the MSPs as applicable to time deposits and other private agreements, the STF has decided that the bills were constitutional. As a response to this discrepancy, the National Confederation of the Financial System (CONSIF) an association of Brazilian financial institutions, filed a special proceeding with the STF (Action against the violation of a constitutional fundamental right No. 165 - “ADPF” No. 165), in which the Central Bank filed an amicus brief, arguing that savings account holders did not incur actual damages and that the MSPs as applicable to savings accounts were in accordance with the federal constitution. Accordingly, the STF suspended the ruling of all appeals involving this matter until it pronounces a final decision. In addition, the Superior Court of Justice (STJ), responsible for decisions about federal legislation, should come forward with a position on several aspects that will directly determine the amount due, should the STF sentence be contrary to the constitutionality of MSPs. The most important rulings will address the following issues: (i) the accrual of compensatory interest on the amount due to the plaintiff, in filings that carry no specific claim to such interest; (ii) the initial date of default interest, in regard to class actions; and (iii) the possibility of compensating the negative difference arising in the month of the MSP implementation, between the interests actually paid on saving accounts and the inflation rate of the same period, with the positive difference arising in the months subsequent to the MSP implementation, between the interests actually paid on saving accounts and the inflation rate of the same period. The STJ also ruled that the term for filing class actions expired 5 years from the date of the MSP implementation. As a consequence, a number of class actions were dismissed by the Judiciary as a result of such ruling.

No amount is recorded as provision in relation to civil lawsuits which represent possible losses and which have a total estimated risk of R$ 2,394 (R$ 1,800 at 12/31/2014), these refer to claims for compensation or collection, the individual amounts of which are not significant and in this total there are no values resulting from interests in joint ventures.

-	Labor claims

Collective lawsuits (related to claims of a similar nature and with individual amounts not considered significant): the expected amount of loss is determined and accrued monthly based on the statistical share pricing model and is reassessed taking into account court rulings. These are adjusted for the amounts deposited as guarantee for their execution when realized.

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined periodically, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the factual and legal characteristics related to such lawsuit. The amounts considered as probable losses are recorded as provisions.

Contingencies are related to lawsuits in which alleged labor rights based on labor legislation, such as overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement and other, are claimed.

No amount is recorded as provision in relation to labor claims which likelihood of loss is considered possible, and which total estimated risk is R$ 765 (R$ 416 12/31/2014).

-	Other risks

These are quantified and recorded as provisions mainly based on the evaluation of agribusiness credit transactions with joint obligation and FCVS (Salary Variations Compensation Fund) credits transferred to Banco Nacional.

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The table below shows the changes in the balances of provisions for civil, labor and other provision and the respective escrow deposits:

	01/01 to 09/30/2015
	Civil	Labor	Other	Total
Opening balance	4,643	5,598	159	10,400
(-) Contingencies guaranteed by indemnity clause (Note 2.4.t)	(132)	(1,029)	-	(1,161)
Subtotal	4,511	4,569	159	9,239
Interest (Note 26)	250	417	-	667
Changes in the period reflected in results (Note 26)	1,299	1,057	17	2,373
Increase (*)	2,029	1,184	18	3,231
Reversal	(730)	(127)	(1)	(858)
Payment	(1,131)	(1,290)	-	(2,421)
Subtotal	4,929	4,753	176	9,858
(+) Contingencies guaranteed by indemnity clause (Note 2.4.t)	232	1,217	-	1,449
Closing balance	5,161	5,970	176	11,307
Escrow deposits at 09/30/2015 (Note 20a)	1,969	2,291	-	4,260

(*) Civil provisions include the provision for economic plans amounting to R$ 181.

	01/01 to 09/30/2014
	Civil	Labor	Other	Total
Opening balance	4,473	5,192	223	9,888
(-) Contingencies guaranteed by indemnity clause (Note 2.4.t)	(134)	(811)	-	(945)
Subtotal	4,339	4,381	223	8,943
Interest (Note 26)	145	193	-	338
Changes in the period reflected in results (Note 26)	1,099	973	15	2,087
Increase (*)	1,464	1,263	16	2,743
Reversal	(365)	(290)	(1)	(656)
Payment	(1,089)	(1,024)	-	(2,113)
Subtotal	4,494	4,523	238	9,255
(+) Contingencies guaranteed by indemnity clause (Note 2.4.t)	130	773	-	903
Closing balance	4,624	5,296	238	10,158
Escrow deposits at 09/30/2014 (Note 20a)	2,055	2,403	-	4,458

(*) Civil provisions include the provision for economic plans amounting to R$ 146.

-	Tax and social security lawsuits

Contingencies are equivalent to the principal amount of taxes involved in administrative or judicial disputes, subject to tax assessment notices, plus interest and, when applicable, fines and charges. The amount is recorded as a provision when it involves a legal liability, regardless of the likelihood of loss, that is, a favorable outcome is dependent upon the recognition of the unconstitutionality of the applicable law in force. In other cases, a provision is set up whenever the loss is considered probable.

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The table below shows the changes in the balances of provisions and respective escrow deposits for tax and social security lawsuits:

Provision	01/01 to 09/30/2015	01/01 to 09/30/2014
Opening balance	6,627	8,974
(-) Contingencies guaranteed by indemnity clause	(61)	(57)
Subtotal	6,566	8,917
Interest (*)	494	408
Changes in the period reflected in results	355	560
Increase (*)	862	913
Reversal (*)	(507)	(353)
Payment	(132)	(3,639)
Subtotal	7,283	6,246
(+) Contingencies guaranteed by indemnity clause	64	60
Closing balance	7,347	6,306

(*) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution.

Escrow deposits	01/01 to 09/30/2015	01/01 to 09/30/2014
Opening balance	4,736	5,658
Appropriation of interest	192	310
Changes in the period	163	(1,294)
Deposits made	323	216
Withdrawals	(68)	(32)
Deposits released	(92)	(1,478)
Closing balance after reclassification	5,091	4,674

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	126

Main discussions related to the provisions recognized for Tax and Social Securities Lawsuits are described as follows:

•	CSLL – Isonomy – R$ 1,074: as the law increased the CSLL rate for financial and insurance companies to 15%, we argue that there is no constitutional support for this measure and, due to the principle of isonomy, we believe we should only pay the regular rate of 9%. The corresponding escrow deposit balance totals R$ 1,057;

•	INSS – Prevention Accident Factor (FAP) – R$ 834: it challenges the legality of FAP and inconsistent procedures applied by the INSS upon its calculation. The corresponding escrow deposit balance totals R$ 101;

•	PIS and COFINS – Calculation basis – R$ 604: we are claiming that those contributions on revenue should be applied only to the revenue from sales of assets and services. The corresponding escrow deposit balance totals R$ 528;

•	IRPJ and CSLL – Taxation of profits earned abroad – R$ 549: we are challenging the calculation basis for these taxes on profits earned abroad and argue that Regulatory Instruction SRF No. 213-02 is not applicable since it goes beyond the text of the law. The corresponding escrow deposit balance totals R$ 513.

Off-balance sheet contingencies - The amounts involved in the main tax and social security lawsuits with likelihood of loss possible, which total an estimated risk of R$ 14,863, are described below:

•	INSS – Non-compensatory amounts – R$ 4,134: we defend the non-taxation of these amounts, mainly profit sharing, stock option plan, transportation vouchers and sole bonus;

•	IRPJ and CSLL – Goodwill – Deductibility – R$ 2,786: deductibility of goodwill on acquisition of investments with future expected profitability, and R$ 598 of this amount is guaranteed in company purchase agreements;

•	IRPJ, CSLL, PIS and COFINS – Request for offset dismissed - R$ 1,359: cases in which the liquidity and the offset of credits are discussed;

•	IRPJ and CSLL - Interest on capital - R$ 1,274: we defend the deductibility of interest on capital declared to stockholders based on the Brazilian long-term interest rate applied to stockholders’ equity for the year and prior years;

•	ISS – Banking Institutions – R$ 813: these are banking operations, the revenue from which cannot be interpreted as compensation for service rendered and/or arise from activities not listed in a Supplementary Law.

c)	Receivables - Reimbursement of contingencies

The Receivables balance arising from reimbursements of contingencies totals R$ 1,124 (R$ 676 at 12/31/2014) (Note 20a), basically represented by the guarantee received in the Banco Banerj S.A. privatization process of 1997, whereby the State of Rio de Janeiro created a fund to guarantee the equity recomposition with respect to civil, labor and tax contingencies.

d)	Assets pledged as collateral for contingencies

Assets pledged as collateral for lawsuits involving contingent liabilities are restricted or deposited as shown below:

	09/30/2015	09/30/2014
Financial assets held for trading and Available-for-sale financial assets (basically financial treasury bills)	808	726
Escrow deposits (Note 20a)	4,359	4,146

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Escrow deposits are generally required to be made with the court in connection with lawsuits in Brazil and they are held by the court until a decision is made by the relevant court. In case of a decision against ITAÚ UNIBANCO HOLDING, the deposited amount is released from escrow and transferred to the counterparty in the lawsuit. In case of a decision in favor of ITAÚ UNIBANCO HOLDING, the deposited amount is released at the full amount deposited adjusted.

In general, provisions related to lawsuits of ITAÚ UNIBANCO HOLDING are long term, considering the time required for the termination of these lawsuits in the Brazilian judicial system, reason why estimate for specific year in which these lawsuits will be terminated have not been disclosed.

In the opinion of the legal advisors, ITAÚ UNIBANCO HOLDING and its subsidiaries are not parties to any other administrative proceedings or legal lawsuits that could significantly impact the results of their operations.

e)	Program for Cash or Installment Payment of Taxes

ITAÚ UNIBANCO HOLDING and its subsidiaries adhered to the Program for Cash or Installment Payment of Taxes, substantially related to the Federal area, established by Law No. 13,097, of January 19, 2015 and Law No. 13,043/2014. The program included debits managed by the Federal Reserve Service of Brazil and was established in accordance with the main article as follows:

•	Refis of Capital Gain Earned in the Merger of Shares from Nova Bolsa

Law 13,097/15 article 145 – Arising from capital gain earned until December 31, 2008 due to the sale of shares resulting from the conversion of equity securities from nonprofit associations.

The net effect of the program in the result was R$ 27, and it is reflected in Other Operating Income, Income Tax and Social Contribution.

f) Program for Cash Settlement or Installment Payment of Municipal Taxes

ITAÚ UNIBANCO HOLDING and its subsidiaries adhered to the Program for Cash or Installment Payment of Taxes, substantially related to the municipal area, established by Law No. 16,097 of December 29, 2014. This program included debits managed by the Finance and Economic Development Secretariat of the Municipality of São Paulo and was established in accordance with the main article as follows:

•	Installment Payment Incentive Program (PPI) (Article 1) - it introduces the program intended to regularize the debts referred to in this act, arising from tax and non-tax credits, whether assessed or not, including those registered as overdue tax debts, whether filed or to be filed, in view of any taxable events occurred up to December 31, 2013.

The net effect of this program in income was R$ 13, and it is reflected in Other Operating Income, Income Tax and Social Contribution.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	128

Note 33 – Regulatory capital

ITAÚ UNIBANCO HOLDING is subject to regulation by the Central Bank of Brazil which issues rules and instructions regarding currency and credit policies for financial institutions operating in Brazil. The Central Bank also determines minimum capital requirements, fixed assets limits, lending limits, accounting practices and compulsory deposit requirements, and requires banks to comply with regulation based on the Basel Accord as regards to capital adequacy. Furthermore, the National Council of Private Insurance and SUSEP issue regulations on capital requirements which affect our insurance, private pension and capitalization operations.

The Basel Accord requires banks to have a ratio of regulatory capital to risk exposure assets of a minimum of 8%. The regulatory capital is basically composed of two tiers:

•	Tier I: sum of Principal Capital, determined in general by capital, certain reserves and retained earnings, less deductions and prudential adjustments, and Supplementary Capital.

•	Tier II: includes eligible instruments, primarily subordinated debt, subject to prudential limitations.

However, the Basel Accord allows the regulatory authorities of each country to establish their own parameters for regulatory capital composition and to determine the portions exposed to risk. Among the main differences arising from the adoption of own parameter pursuant to the Brazilian legislation are the following: (i) the requirement of a ratio of regulatory capital to risk-weighted assets at a minimum of 11%; with timeline to achieve 8% in 2019; (ii) certain risk-weighted factors attributed to certain assets and other exposures. In addition, in accordance with Central Bank rules, banks can calculate compliance with the minimum requirement based on the consolidation of all financial subsidiaries supervised by the Central Bank, including branches and investments abroad.

Management manages capital with the intention to meet the minimum capital required by the Central Bank of Brazil. During the period ITAÚ UNIBANCO HOLDING complied with all externally imposed capital requirements to which we are subject.

The following table summarizes the composition of regulatory capital, the minimum capital required and the Basel ratio computed in accordance with the Central Bank of Brazil, on a financial institution consolidation basis.

09/30/2015
Prudential consolidation (*)
Regulatory Capital
Tier I	95,364
Common Equity Tier I	95,318
Additional Tier I Capital	46
Tier II	29,399
Total	124,763
Requirement for coverage of risk-weighted assets
Credit	728,976
Market	17,062
Operational	28,624
Risk-weighted assets	774,662
Minimum Required Regulatory Capital	85,213
Excess capital in relation to Minimum Required Regulatory Capital	39,550
Capital to risk-weighted assets ratio - %	16.1%

(*) Consolidated financial statements including financial companies and the like: As from the base date January 2015, in accordance with Circular 4,278, this is the calculation consolidated basis.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	129

The funds obtained through the issuance of subordinated debt securities are considered Tier II capital for the purpose of capital to risk-weighted assets ratio, as follows. According to current legislation, the accounting balance of subordinated debt as of December 2012 was used for the calculation of referential equity as of September, 2015, considering instruments approved after the closing date to compose Tier II, totaling R$ 53,921.

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	Account balance
Subordinated CDB - BRL
	50	2010	2015	113% of CDI	93
	466	2006	2016	100% of CDI + 0.7% (*)	1,193
	2,665	2010	2016	110% to 114% of CDI	4,965
	123			IPCA + 7.21%	257
	367	2010	2017	IPCA + 7.33%	774
	3,671			Total	7,282

Subordinated financial bills - BRL
	365	2010	2016	100% of CDI + 1.35% to 1.36%	372
	1,874			112% to 112.5% of CDI	1,906
	30			IPCA + 7%	58
	206	2010	2017	IPCA + 6.95% to 7.2%	302
	3,224	2011	2017	108% to 112% of CDI	3,433
	352			IPCA + 6.15% to 7.8%	555
	138			IGPM + 6.55% to 7.6%	227
	3,650			100% of CDI + 1.29% to 1.52%	3,803
	500	2012	2017	100% of CDI + 1.12%	524
	42	2011	2018	IGPM + 7%	57
	30			IPCA + 7.53% to 7.7%	43
	461	2012	2018	IPCA + 4.4% to 6.58%	663
	3,782			100% of CDI + 1.01% to 1.32%	3,960
	6,373			108% to 113% of CDI	7,051
	112			9.95 to 11.95%	154
	2	2011	2019	109% to 109.7% of CDI	3
	12	2012	2019	11.96%	18
	101			IPCA + 4.7% to 6.3%	142
	1			110% of CDI	1
	20	2012	2020	IPCA + 6% to 6.17%	31
	1			111% of CDI	1
	6	2011	2021	109.25% to 110.5% of CDI	9
	2,307	2012	2022	IPCA + 5.15% to 5.83%	3,328
	20			IGPM + 4.63%	24
	23,609			Total	26,665

Subordinated euronotes - USD
	990	2010	2020	6.20%	4,037
	1,000	2010	2021	5.75%	3,957
	730	2011	2021	5.75% to 6.20%	3,044
	550	2012	2021	6.20%	2,183
	2,600	2012	2022	5.50% to 5.65%	10,296
	1,851	2012	2023	5.13%	7,500
	7,721			Total	31,017

Total					64,964

(*) Subordinated CDBs may be redeemed from November 2011.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	130

Note 34 – Segment Information

ITAÚ UNIBANCO HOLDING is a banking institution that offers its customers a wide range of financial products and services.

As from the first quarter of 2015 and the comparison with 2014, the way of presenting the segments was changed in order to adjust it to the bank’s current organizational structure. The following segments will be reported: Retail Banking, Wholesale Banking, and Activities with the Market + Corporation. The Retail Banking now covers the former segments Commercial Banking, – Retail and Consumer Credit – Retail, with the transfer of operations from Private Banking and Latam to the Wholesale Banking and these are the main changes of this presentation.

The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below:

•	Retail Banking

The result of the Retail Banking segment arises from the offer of banking products and services to a diversified client base of account holders and non-account holders, individuals and companies. The segment includes retail clients, high net worth clients (Itaú Uniclass and Personnalité), and the corporate segment (very small and small companies). This segment comprises financing and lending activities carried out in units other than the branch network, and offering of credit cards, in addition to operations with Itaú BMG Consignado.

•	Wholesale Banking

The result of the Wholesale Banking segment arises from the products and services offered to middle-market companies, private banking clients, from the activities of Latin America units, and the activities of Itaú BBA, the unit in charge of commercial operations with large companies and performing as an investment banking unit.

•	Activities with the Market + Corporation

This segment records the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also shows the financial margin with the market, the Treasury operating cost, the equity in earnings of companies not associated to each segment and the interest in Porto Seguro.

Basis of presentation of segment information

Segment information is prepared based on the reports used by top management (Executive Committee) to assess the performance and to make decisions regarding the allocation of funds for investment and other purposes.

The top management (Executive Committee) of ITAÚ UNIBANCO HOLDING uses a variety of information for such purposes including financial and non-financial information that is measured on different bases as well as information prepared based on accounting practices adopted in Brazil. The main index used to monitor the business performance is the Recurring Net Income and the Economic Capital allocated to each segment.

The segment information has been prepared following accounting practices adopted in Brazil modified for the adjustments described below:

•     Allocated capital and income tax rate

Based on the managerial income statement, the segment information considers the application of the following criteria:

Allocated capital: The impacts associated to capital allocation are included in the financial information. Accordingly, adjustments were made to the financial statements, based on a proprietary model. The Allocated Economic Capital (AEC) model was adopted for the financial statements by segments, and as from 2015, we changed the calculation methodology. The AEC considers, in addition to Tier l allocated capital, the effects of the calculation of expected loan losses, supplementary to the requirements of the Central Bank of Brazil, pursuant to CMN Circular No. 2.682/99. Accordingly, the Allocated Capital comprises the following components: Credit risk (including expected loss), operational risk, market risk and insurance underwriting risk. Based on the portion of allocated capital tier I, we calculated the Return on Economic Allocated Capital, which corresponds to an operational performance indicator consistently adjusted to the capital required to support the risk associated to asset and liability positions assumed, in conformity with our risk appetite.

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Income tax rate: We consider the total income tax rate, net of the tax effect from the payment of interest on capital, for the Retail Banking, Wholesale Bank and Activities with the Market segments. The difference between the income tax amount calculated by segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated to the Activities with the Market + Corporation column.

•	Reclassification and application of managerial criteria

The managerial statement of income was used to prepare information per segment. These statements were obtained based on the statement of income adjusted by the impact of non-recurring events and the managerial reclassifications in income.

From the first quarter of 2013 on, some changes were made in the consolidation criteria for managerial results presented in order to better reflect the way Management monitors the bank’s figures. These adjustments change the order of presentation of the lines only and, therefore, do not affect the net income disclosed. Through these reclassifications, ITAÚ UNIBANCO HOLDING seeks to align the way it presents its results and enables a better comparison and understanding of the bank’s performance assessment.

We describe below the main reclassifications between the accounting and managerial results:

Banking product: The banking product considers the opportunity cost for each operation. The financial statements were adjusted so that the stockholders' equity was replaced by funding at market price. Subsequently, the financial statements were adjusted to include revenues related to capital allocated to each segment. The cost of subordinated debt and the respective remuneration at market price were proportionally allocated to the segments, based on the economic allocated capital.

Hedge tax effects: The tax effects of the hedge of investments abroad were adjusted – these were originally recorded in the tax expenses (PIS and COFINS) and Income Tax and Social Contribution on net income lines – and are now reclassified to the margin. The strategy to manage the foreign exchange risk associated to the capital invested abroad aims at preventing the effects of the exchange rates variation on income. In order to achieve this objective, we used derivative instruments to hedge against such foreign currency risk, with investments remunerated in Reais. The hedge strategy for foreign investments also considers the impact of all tax effects levied.

Insurance: Insurance business revenues and expenses were concentrated in Income from Insurance, Pension Plan and Capitalization Operations. The main reclassifications of revenues refer to the financial margins obtained with the technical provisions of insurance, pension plan and capitalization, in addition to revenue from management of pension plan funds.

Other reclassifications: Other Income, Share of Income of Associates, Non-Operating Income, Profit Sharing of Management Members and Expenses for Credit Card Reward Program were reclassified to those lines representing the way the institution manages its business, enabling greater understanding for performance analysis. Accordingly, equity in earnings of investment in Banco CSF S.A. (“Banco Carrefour”) was reclassified to the financial margin line. Additionally, for better comparison with the new consolidation criteria, 100% of the results from partnerships were consolidated (they were previously proportionally consolidated), and expenses for provisions associated to securities and derivatives were reclassified (from Non-interest expenses income to Expenses for allowance for loan losses).

The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted for financial institutions in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS. Main adjustments are as follows:

•	Allowance for Loan Losses, which, under IFRS (IAS 39), should be recognized upon objective evidence that loan operations are impaired (incurred loss), and the Expected Loss concept is adopted according to Brazilian accounting standards;

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	132

•	Shares and units classified as permanent investments were stated at fair value under IFRS (IAS 39 and 32), and their gains and losses were directly recorded to Stockholders’ Equity, not passing through income for the period;

•	Effective interest rates, financial assets and liabilities stated at amortized cost, are recognized by the effective interest rate method, allocating revenues and costs directly attributable to acquisition, issue or disposal for the transaction period of the operation; according to Brazilian standards, fee expenses and income are recognized as these transactions are engaged.

•	Business combinations are accounted for under the acquisition method in IFRS (IFRS 3), in which the purchase price is allocated among assets and liabilities of the acquired company, and the amount not subject to allocation, if any, is recognized as goodwill. Such amount is not amortized, but is subject to an impairment test.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	133

ITAÚ UNIBANCO HOLDING S.A.

From July 1 to September 30, 2015

(In millions of Reais, except per share information)

Consolidated Statement of Income	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated
Banking product	17,619	6,824	2,502	26,945	(9,884)	17,061
Net interest (1)	10,220	4,894	2,481	17,595	(9,936)	7,659
Revenue from services	5,248	1,824	10	7,082	277	7,359
Income from insurance, private pension and capitalization operations before claim and selling expenses	2,151	106	11	2,268	(547)	1,721
Other revenues	-	-	-	-	322	322
Losses on loans and claims	(3,755)	(1,371)	36	(5,090)	(123)	(5,213)
Expenses for allowance for loan and lease losses	(4,338)	(1,445)	36	(5,747)	(123)	(5,870)
Recovery of credits written off as loss	1,007	87	-	1,094	1	1,095
Expenses for claims / recovery of claims under reinsurance	(424)	(13)	-	(437)	(1)	(438)
Banking product net of losses on loans and claims	13,864	5,453	2,538	21,855	(10,007)	11,848
Other operating income (expenses)	(9,299)	(2,867)	(582)	(12,748)	(454)	(13,202)
Non-interest expenses (2)	(8,220)	(2,551)	(403)	(11,174)	(1,543)	(12,717)
Tax expenses for ISS, PIS and COFINS and other	(1,079)	(316)	(179)	(1,574)	942	(632)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	147	147
Net income before income tax and social contribution	4,565	2,586	1,956	9,107	(10,461)	(1,354)
Income tax and social contribution	(1,573)	(808)	(530)	(2,911)	13,563	10,652
Non-controlling interest in subsidiaries	(75)	-	(4)	(79)	(17)	(96)
Net income	2,917	1,778	1,422	6,117	3,085	9,202
(1) Includes interest and similar income and expenses of R$ 22,124, dividend income of R$ 8, net gains (loss) from investment securities and derivatives of R$ (4,649), and results from foreign exchange operations and exchange variation of transactions abroad of R$ (9,824).

(2) Refers to general and administrative expenses including depreciation expenses of R$ 419, amortization expenses of R$ 227 and insurance acquisition expenses of R$ 281.

Total assets (1) - 09/30/2015	827,582	531,484	122,906	1,322,693	(80,760)	1,241,933
Total liabilities - 09/30/2015	792,001	490,862	93,907	1,217,491	(87,171)	1,130,320

(1) Includes:
Investments in associates and joint ventures	1,034	-	2,259	3,293	1,043	4,336
Goodwill	244	-	-	244	1,821	2,065
Fixed assets, net	6,321	923	-	7,244	1,559	8,803
Intangible assets, net	6,572	948	-	7,520	(1,235)	6,285

The Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	134

ITAÚ UNIBANCO HOLDING S.A.

From July 1 to September 30, 2014

(In millions of Reais, except per share information)

Consolidated Statement of Income	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated
Banking product	16,767	5,296	1,243	23,306	(1,128)	22,178
Net interest (1)	9,709	3,506	1,155	14,370	(1,105)	13,265
Revenue from services	4,847	1,661	50	6,558	187	6,745
Income from insurance, private pension and capitalization operations before claim and selling expenses	2,211	129	38	2,378	(572)	1,806
Other revenues	-	-	-	-	362	362
Losses on loans and claims	(2,968)	(934)	-	(3,902)	187	(3,715)
Expenses for allowance for loan and lease losses	(3,628)	(1,113)	-	(4,741)	187	(4,554)
Recovery of credits written off as loss	1,210	187	-	1,397	2	1,399
Expenses for claims / recovery of claims under reinsurance	(550)	(8)	-	(558)	(2)	(560)
Banking product net of losses on loans and claims	13,799	4,362	1,243	19,404	(941)	18,463
Other operating income (expenses)	(8,715)	(2,369)	(207)	(11,291)	(400)	(11,691)
Non-interest expenses (2)	(7,700)	(2,096)	(241)	(10,037)	(616)	(10,653)
Tax expenses for ISS, PIS and COFINS and Other	(1,015)	(273)	34	(1,254)	80	(1,174)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	136	136
Net income before income tax and social contribution	5,084	1,993	1,036	8,113	(1,341)	6,772
Income tax and social contribution	(1,791)	(634)	(147)	(2,572)	1,784	(788)
Non-controlling interest in subsidiaries	(82)	-	(2)	(84)	(7)	(91)
Net income	3,211	1,359	887	5,457	436	5,893

 (1) Includes interest and similar income and expenses of R$ 9,087, dividend income of R$ 7, net gains (loss) from investment securities and derivatives of R$ (123), and results from foreign exchange operations and exchange variation of transactions abroad of R$ 4,294.

(2) Refers to general and administrative expenses including depreciation expenses of R$ 417, amortization expenses of R$ 206 and insurance acquisition expenses of R$ 347.

Total assets (1) - 12/31/2014	811,185	436,872	107,174	1,208,702	(81,499)	1,127,203
Total liabilities - 12/31/2014	770,528	399,544	86,897	1,110,439	(83,853)	1,026,586

(1) Includes:
Investments in associates and joint ventures	982	-	2,117	3,099	991	4,090
Goodwill	204	-	-	204	1,757	1,961
Fixed assets, net	6,693	868	-	7,561	1,150	8,711
Intangible assets, net	7,841	791	-	8,632	(2,498)	6,134

The Consolidated figures do not represent the sum of all parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	135

ITAÚ UNIBANCO HOLDING S.A.

From January 1 to September 30, 2015

(In millions of reais, except for share information)

Consolidated Statement of Income	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated
Banking product	52,527	18,630	6,073	77,230	(13,189)	64,041
Interest margin (1)	30,861	12,965	5,967	49,793	(13,194)	36,599
Banking service fees	15,461	5,346	48	20,855	738	21,593
Income from insurance, private pension, and capitalization operations before claim and selling expenses	6,205	319	58	6,582	(1,610)	4,972
Other income	-	-	-	-	877	877
Losses on loans and claims	(9,733)	(5,013)	61	(14,685)	(577)	(15,262)
Expenses for allowance for loan and lease losses	(11,574)	(5,269)	61	(16,782)	(583)	(17,365)
Recovery of loans written off as loss	2,997	291	-	3,288	6	3,294
Expenses for claims / recovery of claims under reinsurance	(1,156)	(35)	-	(1,191)	-	(1,191)
Operating margin	42,794	13,617	6,134	62,545	(13,766)	48,779
Other operating income (expenses)	(26,403)	(8,124)	(1,516)	(36,043)	(2,067)	(38,110)
Non-interest expenses (2)	(23,231)	(7,242)	(1,096)	(31,569)	(3,374)	(34,943)
Tax expenses for ISS, PIS and COFINS and Other	(3,172)	(882)	(420)	(4,474)	870	(3,604)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	437	437
Net income before income tax and social contribution	16,391	5,493	4,618	26,502	(15,833)	10,669
Income tax and social contribution	(5,703)	(1,534)	(942)	(8,179)	18,525	10,346
Non-controlling interest in subsidiaries	(257)	-	(7)	(264)	(31)	(295)
Net income	10,431	3,959	3,669	18,059	2,661	20,720

(1) Includes net interest and similar income and expenses of R$ 56,093 dividend income of R$ 23, net gain (loss) from investment securities and derivatives of R$ (3,320) and results from foreign exchange results and exchange variation of transactions abroad of R$ (16,197).

(2) Refers to general and administrative expenses including depreciation expenses of R$ 1,249, amortization expenses of R$ 663 and insurance acquisition expenses of R$ 850.

Total assets (1) - 09/30/2015	827,582	531,484	122,906	1,322,693	(80,760)	1,241,933
Total liabilities - 09/30/2015	792,001	490,862	93,907	1,217,491	(87,171)	1,130,320

(1) Includes:
Investments in associates and joint ventures	1,034	-	2,259	3,293	1,043	4,336
Goodwill	244	-	-	244	1,821	2,065
Fixed assets, net	6,321	923	-	7,244	1,559	8,803
Intangible assets, net	6,572	948	-	7,520	(1,235)	6,285

The consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	136

ITAÚ UNIBANCO HOLDING S.A.

From January 1 to September 30, 2014

(In millions of reais except per share information)

Consolidated Statement of Income	Retail Banking	Wholesale Banking	Actitivities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated
Banking product	48,388	14,904	2,795	66,087	1,948	68,035
Interest margin (1)	27,975	9,923	2,552	40,450	2,290	42,740
Banking service fees	14,114	4,665	174	18,953	467	19,420
Income from insurance, private pension, and capitalization operations before claim and selling expenses	6,299	316	69	6,684	(1,486)	5,198
Other income	-	-	-	-	677	677
Losses on loans and claims	(9,150)	(2,086)	(29)	(11,265)	(811)	(12,076)
Expenses for allowance for loan and lease losses	(11,099)	(2,330)	(29)	(13,458)	(813)	(14,271)
Recovery of loans written off as loss	3,440	279	-	3,719	2	3,721
Expenses for claims / recovery of claims under reinsurance	(1,491)	(35)	-	(1,526)	-	(1,526)
Operating margin	39,238	12,818	2,766	54,822	1,137	55,959
Other operating income (expenses)	(25,179)	(6,791)	(836)	(32,806)	(1,817)	(34,623)
Non-interest expenses (2)	(22,241)	(6,068)	(880)	(29,189)	(1,885)	(31,074)
Tax expenses for ISS, PIS and COFINS and Other	(2,938)	(723)	44	(3,617)	(291)	(3,908)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	359	359
Net income before income tax and social contribution	14,059	6,027	1,930	22,016	(680)	21,336
Income tax and social contribution	(4,856)	(1,936)	(39)	(6,831)	923	(5,908)
Non-controlling interest in subsidiaries	(218)		(8)	(226)	8	(218)
Net income	8,985	4,091	1,883	14,959	251	15,210

(1) Includes net interest and similar income and expenses of R$ 36,295, dividend income of R$ 119, net gain (loss) from investment securities and derivatives of R$ 271 and foreign exchange results and exchange variation on transactions of abroad R$ 6,055.

(2) Refers to general and administrative expenses including depreciation expenses of R$ 1,228, amortization expenses of R$ 616 and insurance acquisition expenses of R$ 903.

Total assets (1) - 12/31/2014	811,185	436,872	107,174	1,208,702	(81,499)	1,127,203
Total liabilities - 12/31/2014	770,528	399,544	86,897	1,110,439	(83,853)	1,026,586

(1) Includes:
Investments in associates and joint ventures	982	-	2,117	3,099	991	4,090
Goodwill	204	-	-	204	1,757	1,961
Fixed assets, net	6,693	868	-	7,561	1,150	8,711
Intangible assets, net	7,841	791	-	8,632	(2,498)	6,134

The Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	137

Information on income from financial operations by geographical area is as follows:

	07/01 to 09/30/2015			07/01 to 09/30/2014
	Brazil	Foreign	Total	Brazil	Foreign	Total
Income from financial operations (1) (2)	24,278	1,476	25,754	32,840	2,046	34,886
Non-current assets (2)	13,819	1,269	15,088	13,872	973	14,845

	01/01 to 09/30/2015			01/01 to 09/30/2014
	Brazil	Foreign	Total	Brazil	Foreign	Total
Income from financial operations (1) (2)	82,273	7,413	89,686	86,977	6,879	93,856
Non-current assets (3)	13,819	1,269	15,088	13,872	973	14,845

(1) Includes interest and similar income, dividend income, net gain (loss) from investment securities and derivatives, foreign exchange results, and exchange variation on transactions.

(2) ITAÚ UNIBANCO HOLDING does not have clients representing 10% or higher of its revenues.

(3) The amounts for comparative purposes refer to the 12/31/2014.

Note 35 – Related parties

a)	Transactions between related parties are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation (Note 2.4a) were eliminated from the consolidated financial statements and the absence of risk is taken into consideration.

The unconsolidated related parties are the following:

•	Itaú Unibanco Participações S.A. (IUPAR), Companhia E. Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING;

•	The non-financial subsidiaries of ITAÚSA, especially: Itautec S.A., Duratex S.A., Elekeiroz S.A., ITH Zux Cayman Company Ltd and Itaúsa Empreendimentos S.A.;

•	Fundação Itaú Unibanco - Previdência Complementar, FUNBEP – Fundo de Pensão Multipatrocinado, Fundação Bemgeprev, UBB Prev - Previdência Complementar, and Fundação Banorte Manuel Baptista da Silva de Seguridade Social, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING and / or its subsidiaries;

•	Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema and Associação Itaú Viver Mais, entities sponsored by ITAÚ UNIBANCO HOLDING and subsidiaries to act in their respective areas of interest; and

•	Investments in Porto Seguro Itaú Unibanco Participações S.A. and BSF Holding S.A.

The transactions with these related parties are mainly as follows:

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	138

	ITAÚ UNIBANCO HOLDING CONSOLIDATED
		Assets / (liabilities)		Revenue / (expenses)
	Annual rate	9/30/2015	12/31/2014	07/01 to 09/30/2015	07/01 to 09/30/2014	01/01 to 09/30/2015	01/01 to 09/30/2014
Securities sold under repurchase agreements		(144)	(142)	(5)	(1)	(19)	(8)
Duratex S.A.	99% to 101.5% of CDI	(37)	(100)	(2)	(2)	(8)	(8)
Elekeiroz S.A.	99% to 100% of CDI	(18)	(6)	(1)	1	(1)	-
Itautec S.A.	100% of CDI	(2)	(2)	-	-	-	-
Itaúsa Empreendimentos S.A.	99.5% to 100.5% of CDI	(63)	(26)	(2)	-	(8)	-
Olimpia Promoção e Serviços S.A.	100% of SELIC	(11)	-	-	-	(1)	-
Other		(13)	(8)	-	-	(1)	-
Amounts receivable from (payable to) related companies / Banking service fees (expenses)		(133)	(109)	18	31	8	6
Itaúsa Investimentos Itaú S.A.		-	-	1	1	2	1
Itaúsa Empreendimentos S.A.		-	-	(2)	-	(5)	-
Olimpia Promoção e Serviços S.A.		(2)	-	(7)	-	(21)	-
Fundação Itaú Unibanco - Previdência Complementar		(122)	(13)	26	9	28	26
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	1	2	4	4
Fundação Banorte Manuel Baptista da Silva de Seguridade Social		-	(93)	-	-	-	-
Other		(9)	(3)	(1)	19	-	(25)
Rental revenues (expenses)		-	-	(18)	(14)	(44)	(39)
Itaúsa Investimentos Itaú S.A.		-	-	-	(1)	(1)	(1)
Fundação Itaú Unibanco - Previdência Complementar		-	-	(10)	(9)	(30)	(28)
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	(3)	(3)	(9)	(10)
Other		-	-	(5)	(1)	(4)	-
Donation expenses		-	-	(16)	(13)	(63)	(56)
Associação Itaú Viver Mais		-	-	-	-	(1)	(1)
Instituto Itaú Cultural		-	-	(16)	(13)	(62)	(55)
Data processing expenses		-	-	-	(75)	-	(205)
Itautec S.A.		-	-	-	(75)	-	(205)

In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of ITAÚ UNIBANCO HOLDING Agreement for Apportionment of Common Costs, recorded in General and Administrative Expenses - Other, the amount of R$ (3) (R$ (4) from 01/01 to 09/30/2014) due to the use of the common structure.

Pursuant to the current rules, financial institutions cannot grant loans or advances to the following:

a) any individuals or companies that control the Institution or any entity under common control with the institution, or any executive officer, director, member of the fiscal council, or the immediate family members of these individuals;

b) any entity controlled by the institution; or

c) any entity in which the bank directly or indirectly holds more than 10% of the capital stock.

Therefore, no loans or advances were granted to any subsidiary, executive officer, director or family members.

b)	Compensation of the key management personnel

Compensation for the period paid to key management members of ITAÚ UNIBANCO HOLDING consisted of:

	07/01 to 09/30/2015	07/01 to 09/30/2014	01/01 to 09/30/2015	01/01 to 09/30/2014
Compensation	127	87	359	269
Board of directors	4	3	16	12
Executives	123	84	343	257
Profit sharing	60	49	167	187
Board of directors	-	1	-	7
Executives	60	48	167	180
Contributions to pension plans - executives	2	2	7	5
Stock option plan – executives	61	48	166	135
Total	250	186	699	596

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	139

Note 36 – Management of financial risks

Credit risk

1.	Credit risk measurement

Credit risk is the possibility of losses arising from the breach by the borrower, issuer or counterparty of the respective agreed-upon financial obligations, the devaluation of loan agreement due to downgrading of the borrower’s, the issuer’s, the counterparty’s risk rating, the reduction in gains or compensation, the advantages given upon posterior renegotiation and the recovery costs.

The credit risk management of ITAÚ UNIBANCO HOLDING’s is the primary responsibility of all business units and aims to keep the quality of loan portfolios in levels consistent with the institution’s risk appetite for each market segment in which it operates.

ITAÚ UNIBANCO HOLDING establishes its credit policies based on internal factors, such as the client rating criteria, performance of and changes in portfolio, default levels, return rates, and the allocated economic capital; and external factors, related to the economic environment, interest rates, market default indicators, inflation, changes in consumption.

ITAÚ UNIBANCO HOLDING has a structured process to keep a diversified portfolio deemed as adequate by the institution. The ongoing monitoring on the concentration level of portfolios, by assessing the economic activity sectors and major debtors, enables it to take preventive measures, to prevent that defined limits be breached.

The process for analyzing the policy and products enables ITAÚ UNIBANCO HOLDING to identify potential risks, so as to make sure that credit decisions make sense from an economic and risk perspective.

The centralized process for approval of credit policies and validation of models of ITAÚ UNIBANCO HOLDING assures the synchrony of credit actions.

The table below shows the correspondence between risk levels attributed by all segments of ITAÚ UNIBANCO HOLDING internal models (lower risk, satisfactory, higher risk and impaired) and the probability of default associated with each of these levels, and the risk levels assigned by the respective market models.

External rating
Internal rating	PD	Moody's	S&P	Fitch
Lower risk	Lower or equal than 4.44%	Aaa to B2	AAA to B	AAA to B-
Satisfactory	From 4.44% up to 25.95%	B3 to Caa3	B- to CCC-	CCC+ to CCC-
Higher risk	Higher than 25.95%	Ca1 to D	CC+ to D	CC+ to D
Impaired	Corporate operations with a PD higher than 31.84%	Ca1 to D	CC+ to D	CC+ to D
Operations past due for over 90 days
Renegotiated operations past due for over 60 days

The credit rating in corporate transactions is based on information such as economic and financial condition of the counterparty, its cash-generating capabilities, the economic group to which it belongs, the current and prospective situation of the economic sector in which it operates. The credit proposals are analyzed on a case by case basis, through an approval-level mechanism subordinated to the Superior Credit Committee.

Regarding retail (individuals, small and middle-market companies), the rating is assigned based on application and behavior score statistical models. Decisions are made based on scoring models that are continuously followed up by an independent structure. Exceptionally, there may also be individualized analysis of specific cases where approval is subject to competent credit approval levels.

Government securities and other debt instruments are classified by ITAÚ UNIBANCO HOLDING according to their credit quality aiming at managing their exposures.

In line with the principles of CMN Resolution N° 3,721, of April 30, 2009, ITAÚ UNIBANCO HOLDING has structure and corporate guidelines on credit risk management, approved by its Board of Directors, applicable to companies and subsidiaries in Brazil and abroad.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	140

2.	Management risk limits

Centralized control of credit risk is conducted by independent executive area responsible for risk control, segregated from business trading units, as required by current regulations.

ITAÚ UNIBANCO HOLDING strictly controls the credit exposure of clients and counterparties, taking action to address situations in which the actual exposure exceeds the desired one. For that purpose, contractually provided actions can be taken, such as early payment or requirement of additional collateral.

3.	Collateral and policies for mitigating credit risk

As a way to control the credit risk, ITAÚ UNIBANCO HOLDING has corporate guidelines that establish general rules and responsibilities for the use of guarantees; additionally, each business unit responsible for the credit risk management formalizes the use of such guarantees in its credit policies.

ITAÚ UNIBANCO HOLDING uses guarantees to increase its recovery capacity in transactions involving credit risk. The guarantees used may be personal guarantees, collateral, legal structures with mitigation power and offset agreements.

For the guarantees to be considered a risk mitigating instrument, requirements and guidelines of the standards that regulate them, either internal or external ones, must be complied with, and be legally enforceable (effective) and periodically reassessed.

ITAÚ UNIBANCO HOLDING also uses credit derivatives, such as single name CDS, to mitigate credit risk of its portfolios of loans and securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates.

The credit limits are continually monitored and changed according to customer behavior. Thus, the potential loss values represent a fraction of the amount available.

4.	Policy on the provision

The policies on the provision adopted by ITAÚ UNIBANCO HOLDING are aligned with the guidelines of IFRS and the Basel Accord. As a result, an allowance for loan losses is recognized when there are indications of the impairment of the portfolio and takes into account a horizon of loss appropriate for each type of transaction. We consider as impaired loans overdue for more than 90 days, renegotiated loans overdue by more than 60 days and Corporate loans below a specific internal rating. Loans are written-down 360 days after such loans become past due or 540 days of being past due in the case of loans with original maturities over 36 months.

5.	Credit risk exposure

	09/30/2015			12/31/2014
	Brazil	Abroad	Total	Brazil	Abroad	Total
Interbank deposits	6,145	25,454	31,599	7,875	15,206	23,081
Securities purchased under agreements to resell	197,455	730	198,185	208,751	167	208,918
Financial assets held for trading	158,021	7,366	165,387	124,391	8,553	132,944
Financial assets designated at fair value through profit or loss		635	635	-	733	733
Derivatives	18,386	15,891	34,277	7,385	6,771	14,156
Available-for-sale financial assets	54,083	34,184	88,267	55,686	22,674	78,360
Held-to-maturity financial assets	27,294	15,112	42,406	24,102	10,332	34,434
Loan operations and lease operations	327,826	124,214	452,040	324,021	106,018	430,039
Other financial assets	44,633	12,075	56,708	44,072	9,577	53,649
Off balance sheet	281,437	32,759	314,196	280,640	25,708	306,348
Endorsements and sureties	69,390	5,753	75,143	68,416	5,343	73,759
Letters of credit to be released	10,530	-	10,530	11,091	-	11,091
Commitments to be released	201,517	27,006	228,523	201,133	20,365	221,498
Mortgage loans	7,624	-	7,624	9,087	-	9,087
Overdraft accounts	80,204	-	80,204	78,461	-	78,461
Credit cards	106,781	1,088	107,869	103,092	873	103,965
Other pre-approved limits	6,908	25,918	32,826	10,493	19,492	29,985
Total	1,115,280	268,420	1,383,700	1,076,923	205,739	1,282,662

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	141

The table above presents the maximum exposure at September 30, 2015 and December 31, 2014, without considering any collateral received or other additional credit improvements.

For assets recognized in the balance sheet, the exposures presented are based on net carrying amounts. This analysis includes only financial assets subject to credit risk and excludes non-financial assets.

The contractual amounts of endorsements and sureties and letters of credit represent the maximum potential of credit risk in the event the counterparty does not meet the terms of the agreement. The vast majority of commitments (real estate loans, overdraft accounts and other pre-approved limits) mature without being drawn, since they are renewed monthly and we have the power to cancel them at any time. As a result, the total contractual amount does not represent our effective future exposure to credit risk or the liquidity needs arising from such commitments.

As shown in the table, the most significant exposures correspond to loan operations, financial assets held for trading, and securities purchased under agreements to resell, in addition to sureties, endorsements and other commitments.

The maximum exposure to the quality of the financial assets presented highlights that:

•	87.2% of loan operations and other financial assets exposure (Table 6.1 and 6.1.2) are categorized as low probability of default in accordance with our internal rating;

•	only 3.8% of the total loans exposure (Table 6.1) is represented by overdue credits not impaired;

•	5.3% of the total loans exposure (Table 6.1) corresponds to overdue loans impaired.

5.1 Maximum exposure of financial assets segregated by business sector

a)	Loan operations and lease operations portfolio

	09/30/2015%		12/31/2014%
Public sector	3,196	0.7	4,389	1.0
Industry and commerce	127,598	26.7	116,506	25.7
Services	106,088	22.2	99,855	22.1
Natural resources	26,375	5.5	23,345	5.2
Other sectors	2,785	0.6	2,242	0.5
Individuals	211,670	44.3	206,094	45.5
Total	477,712	100.0	452,431	100.0

b)	Other financial assets (*)

	09/30/2015%		12/31/2014%
Natural resources	4,469	0.8	2,444	0.5
Public sector	198,500	35.4	152,770	31.0
Industry and commerce	13,784	2.5	12,722	2.6
Services	97,278	17.3	90,630	18.4
Other sectors	16,699	3.0	1,665	0.3
Individuals	242	0.0	396	0.1
Financial	229,784	41.0	231,999	47.1
Total	560,756	100.0	492,626	100.0

(*) Includes financial assets held for trading, derivatives, assets designated at fair value through profit or loss, available-for-sale financial assets, held-to-maturity financial assets, interbank deposits and securities purchased under agreements to resell.

c)	The credit risks of off balance sheet items (endorsements and sureties, letters of credit and commitments to be released) are not categorized or managed by business sector.

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6. Credit quality of financial assets

6.1 The following table shows the breakdown of loans operations and lease operations portfolio considering: loans not overdue and loans overdue either impaired or not impaired:

	09/30/2015				12/31/2014
Internal rating	Loans not overdue and not impaired	Loans overdue not impaired	Loans overdue and impaired	Total loans	Loans not overdue and not impaired	Loans overdue and not impaired	Loans overdue and impaired	Total loans

Lower risk	341,576	3,937	-	345,513	324,908	4,042	-	328,950
Satisfactory	79,883	7,067	-	86,950	81,994	6,989	-	88,983
Higher risk	12,769	6,962	-	19,731	11,439	5,853	-	17,292
Impaired	-	-	25,518	25,518	-	-	17,206	17,206
Total	434,228	17,966	25,518	477,712	418,341	16,884	17,206	452,431
%	90.9%	3.8%	5.3%	100.0%	92.5%	3.7%	3.8%	100.0%

The following table shows the breakdown of loans operations and lease operations by portfolios of areas and classes, based on indicators of credit quality:

	09/30/2015					12/31/2014
	Lower risk	Satisfactory	Higher risk	Impaired	Total	Lower risk	Satisfactory	Higher risk	Impaired	Total
Individuals	100,086	61,915	13,139	10,669	185,809	102,184	62,020	12,022	9,727	185,953
Credit cards	37,040	12,025	2,235	3,751	55,051	39,417	14,234	2,338	3,332	59,321
Personal	7,519	8,476	9,162	4,540	29,697	7,253	8,932	7,882	3,886	27,953
Payroll loans	9,681	34,045	859	1,106	45,691	8,113	31,090	696	626	40,525
Vehicles	15,529	4,416	820	943	21,708	20,570	5,791	1,053	1,633	29,047
Mortgage loans	30,317	2,953	63	329	33,662	26,831	1,973	53	250	29,107

Corporate	136,045	7,651	-	10,886	154,582	132,866	8,295	-	3,749	144,910

Small and medium businesses	58,429	13,582	5,370	3,220	80,601	56,917	15,171	4,599	3,225	79,912

Foreign loans - Latin America	50,953	3,802	1,222	743	56,720	36,983	3,497	671	505	41,656
Total	345,513	86,950	19,731	25,518	477,712	328,950	88,983	17,292	17,206	452,431
%	72.4%	18.2%	4.1%	5.3%	100.0%	72.7%	19.7%	3.8%	3.8%	100.0%

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	143

The table below shows the breakdown of loans operations and lease operations portfolio not overdue and not impaired, by portfolio of segments and classes, based on indicators of credit quality.

	09/30/2015				12/31/2014
	Lower risk	Satisfactory	Higher risk	Total	Lower risk	Satisfactory	Higher risk	Total
I – Individually evaluated
Corporate

Large companies	135,545	7,276	-	142,821	132,117	8,093	-	140,210

II- Collectively-evaluated

Individuals	98,412	56,941	8,179	163,532	100,252	56,890	7,746	164,888
Credit card	36,565	10,983	1,376	48,924	39,097	13,385	1,632	54,114
Personal	7,445	7,911	6,021	21,377	7,186	8,447	5,469	21,102
Payroll loans	9,601	33,399	678	43,678	8,000	30,445	523	38,968
Vehicles	14,887	2,833	84	17,804	19,616	3,509	104	23,229
Mortgage loans	29,914	1,815	20	31,749	26,353	1,104	18	27,475

Small and medium businesses	57,746	12,332	3,831	73,909	56,221	13,885	3,277	73,383

Foreign loans and Latin America	49,873	3,334	759	53,966	36,318	3,126	416	39,860

Total	341,576	79,883	12,769	434,228	324,908	81,994	11,439	418,341

6.1.1 Loan operations and lease operations by portfolios of areas and classes, are classified by maturity as follows (loans overdue not impaired):

	09/30/2015				12/31/2014
	Overdue by up to 30 days	Overdue from 31 to 60 days	Overdue from 61 to 90 days	Total	Overdue by up to 30 days	Overdue from 31 to 60 days	Overdue from 61 to 90 days	Total
Individuals	6,997	2,988	1,623	11,608	7,105	2,818	1,414	11,337
Credit card	1,361	515	499	2,375	990	461	423	1,874
Personal	2,269	999	512	3,780	1,837	756	371	2,964
Payroll loans	508	232	166	906	631	176	126	933
Vehicles	1,920	771	271	2,962	2,781	1,051	353	4,185
Mortgage loans	939	471	175	1,585	866	374	141	1,381

Corporate	530	343	2	875	758	193	1	952

Small and medium businesses	2,182	884	406	3,472	2,137	767	400	3,304

Foreign loans - Latin America	1,649	259	103	2,011	974	221	96	1,291
Total	11,358	4,474	2,134	17,966	10,974	3,999	1,911	16,884

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6.1.2 The table below shows other financial assets, individually evaluated, classified by rating:

09/30/2015
Internal rating	Interbank deposits and securities purchased under agreements to resell	Held-for-trading financial assets	Financial assets designated at fair value through profit or loss	Derivatives assets	Available-for- sale financial assets	Held-to- maturity financial assets	Total
Lower risk	229,784	165,375	635	34,225	86,908	42,406	559,333
Satisfactory	-	11	-	51	874	-	936
Higher risk	-	1	-	1	21	-	23
Impairment	-	-	-	-	464	-	464
Total	229,784	165,387	635	34,277	88,267	42,406	560,756
%	41.0	29.5	0.1	6.1	15.7	7.6	100.0

12/31/2014
Internal rating	Interbank deposits and securities purchased under agreements to resell	Held-for-trading financial assets	Financial assets designated at fair value through profit or loss	Derivatives assets	Available-for- sale financial assets	Held-to- maturity financial assets	Total
Lower risk	231,999	132,934	733	14,106	78,213	34,434	492,419
Satisfactory	-	7	-	46	68	-	121
Higher Risk	-	3	-	4	65	-	72
Impairment	-	-	-	-	14	-	14
Total	231,999	132,944	733	14,156	78,360	34,434	492,626
%	47.1	27.0	0.1	2.9	15.9	7.0	100.0

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6.1.3 Collateral held for loan and lease operations portfolio

	09/30/2015				12/31/2014
	(l) Over-collateralized assets		(II) Under-collateralized assets		(l) Over-collateralized assets		(II) Under-collateralized assets
Financial effect of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral
Individuals	55,004	136,582	626	565	57,340	137,641	720	627
Personal	539	1,236	418	378	561	1,160	214	182
Vehicles	21,020	54,871	173	158	27,869	66,366	458	403
Mortgage loans	33,445	80,475	35	29	28,910	70,115	48	42

Small, medium businesses and corporate	185,780	502,056	10,910	5,429	175,357	454,709	6,416	3,035

Foreign loans - Latin America	55,460	82,987	794	3	40,690	57,058	666	2

Total	296,244	721,625	12,330	5,997	273,387	649,408	7,802	3,664

The difference between the total loan portfolio and collateralized loan portfolio is generated by non-collateralized loans amounting to R$ 169,138 (R$ 171,242 at December 31, 2014).

ITAÚ UNIBANCO HOLDING uses collateral to reduce the occurrence of losses in operations with credit risk and manages and regularly reviews its collateral with the objective that collateral held is sufficient, legally exercisable (effective) and feasible. Thus, collateral is used to maximize the recoverability potential of impaired loans and not to reduce the exposure value of customers and counterparties.

Individuals

Personal – This category of credit products usually requires collateral, focusing on endorsements and sureties.

Vehicles – For this type of operation, clients' assets serve as collateral, which are also the leased assets in leasing operations.

Mortgage loans – Regards buildings themselves given in guarantee.

Small, Medium Businesses and Corporate – For these operations, any collateral can be used within the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, assignment trust, surety / joint debtor, Mortgage and others).

Foreign loans – Latin America – For these operations, any collateral can be used within the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, assignment trust, surety/joint debtor, Mortgage and others).

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7.	Repossessed assets

Repossessed assets are recognized as assets when possession is effectively obtained.

Assets received from the foreclosure of loans, including real estate, are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the loan.

Further impairment of assets is recorded as a provision, with a corresponding charge to income. The maintenance costs of these assets are expensed as incurred.

The policy for sales of these assets (assets not for use) includes periodic auctions that are announced in advance and considers that the assets cannot be held for more than one year as stipulated by the BACEN. This period may be extended at the discretion of BACEN.

The amounts below represent total assets repossessed in the period:

	07/01 to 09/30/2015	07/01 to 09/30/2014	01/01 to 09/30/2015	01/01 to 09/30/2014
Real estate not for own use	-	-	133	1
Residential properties - mortgage loans	45	27	115	58
Vehicles - linked to loan operations	4	1	14	2
Other (Vehicles / Furniture / Equipments) - Dation	4	7	33	17
Total	53	35	295	78

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Market risk

Market risk is the possibility of losses resulting from fluctuations in the market values of positions held by a financial institution, including the risk of transactions subject to variations in foreign exchange and interest rates, share, of prices indexes and commodity prices among other indexes on these risk factors.

Market risk management is the process through which the ITAÚ UNIBANCO HOLDING monitors and controls the risks of variations in financial instruments market values due market changes, aimed at optimizing the risk-return ratio, by using an appropriate structure of limits, alerts, models and adequate management tools.

The policy of risk management the ITAÚ UNIBANCO HOLDING is in line with the principles of CMN Resolution No. 3,464 of June 26, 2007, and posterior amendments, comprising a set of principles that drive the institution’s strategy of control and management of market risks in all business units and legal entities of ITAÚ UNIBANCO HOLDING.

The document set forth by the corporate guidelines on market risk management may be viewed on the website www.itau.com.br/relacoes-com-investidores, in the section Corporate Governance / Rules and Policies / Public Access Report - Market Risk.

The risk management strategy of ITAÚ UNIBANCO HOLDING tries to achieve a balance between business objectives, considering among others:

•	Political, economic and market context;

•	Market risk portfolio of ITAÚ UNIBANCO HOLDING;

•	Capacity to operate in specific markets.

The process for managing market risk of ITAÚ UNIBANCO HOLDING occurs within the governance and hierarchy of panels and limits approved specifically for this purpose, sensitizing different levels and classes of market risk. This market risk framework includes limits that involve the monitoring of aggregate risk indicators (at the portfolio level) and extends its coverage to more granular levels (the individual desk level) with specific limits aiming to improve the process of risk monitoring and understanding and also to prevent risk concentration. These limits are dimensioned considering the projected results of the balance sheet, size of equity, liquidity, complexity and volatility of the market and risk appetite of the institution. Limits are monitored and controlled daily and excesses are reported and discussed in the corresponding panels. Additionally, daily risk reports used by the business and control areas, are issued to the executives. The process of setting these limits levels and breach reporting follows the governance approved by ITAÚ UNIBANCO HOLDING internal policies.

The structure of limits and alerts follows the Board of Directors' guidelines and is approved by panels. This structure of limits and alerts enhances effectiveness, and the control coverage is reviewed at least annually.

The purpose of market risk of ITAÚ UNIBANCO HOLDING structure is:

•	Providing visibility and assurance to all executive levels that the assumption of market risks is in line with ITAÚ UNIBANCO HOLDING and the risk-return objective;

•	Promoting disciplined and educated discussion on the global risk profile and its evolution over time;

•	Increasing transparency on the way the business seeks to optimize results;

•	Providing early warning mechanisms in order to make the effective risk management easier, without jeopardizing the business purposes; and

•	Monitoring and avoiding risk concentration.

The market risk control and management process is periodically reviewed with the purpose of keeping the process aligned with best market practices and complies with continuous improvement processes at ITAÚ UNIBANCO HOLDING.

The market risk is controlled by an area independent from the business units and is responsible for carrying out daily measurement, assessment, monitoring of stress scenarios, limits and alerts, applying stress scenarios, analysis and testing, reporting risk results to those accountable for in the business units, in accordance with the governance established and monitoring the actions required adjust positions and/or risk level to make them feasible. In addition, the area provides support to launch new financial products.

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For that purpose, ITAÚ UNIBANCO HOLDING has a structured reporting and information flow with the objective of providing input for the follow-up by panels and complying with the requirements of Brazilian and foreign regulatory agents.

ITAÚ UNIBANCO HOLDING hedges transactions with clients and proprietary positions, including foreign investments, aiming at mitigating risks arising from fluctuations in market factors and maintaining the classification the transactions into the current exposure limits. Derivatives are the most frequently used instruments for these hedges. When these transactions are designed for as hedge accounting, specific supporting documentation is prepared, including continuous review of the hedge effectiveness (retrospective and prospective) and other changes in the accounting process. Accounting and managerial hedge are governed by corporate guidelines of ITAÚ UNIBANCO HOLDING.

Hedge accounting is treated in detail in the financial statement notes.

The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by the National Monetary Council Resolution No. 3,464 and BACEN Circular No. 3,354.

The trading portfolio consists of all transactions involving financial instruments and goods, including derivatives, which are carried out with the intention of trading.

The banking portfolio is basically characterized by transactions from the banking business and transactions related to the management of the balance sheet of the institution. It has the no-intention of resale and medium- and long-term time horizons as general guidelines.

Exposures to market risks inherent in the many different financial instruments, including derivatives, are broken down into a number of risk factors, primary market components for pricing. The main risk factors measured by ITAÚ UNIBANCO HOLDING are:

•	Interest rates risk: risk of financial losses on operations subject to interest rates variations;

•	Foreign exchange-linked: the risk of losses arising from positions in transactions which are subject to a foreign exchange-linked interest rate;

•	Foreign exchange rates: risk of losses in operations subject to foreign exchange variation;

•	Price index-linked: risk of financial losses on operations subject to changes in price index coupon rates;

•	Variable income: risk of losses in operations subject to variation in goods prices and commodities.

The National Monetary Council (CMN) establishes the segregation of exposure to market risk at least in the following categories: interest rate, exchange rate, shares and commodities. Inflation rates are addressed as a group of risk factors and received the same treatment as the other risk factors, such as interest rates, exchange rates, etc., and follow the structure of risk and limits governance adopted by ITAÚ UNIBANCO HOLDING to manage market risk.

Market risk is analyzed based on the following metrics:

•	Value at risk (VaR): statistical metric that estimates the expected maximum potential economic loss under normal market conditions, taking into consideration a certain time horizon and confidence level;

•	Losses in stress scenarios (Stress test): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios) in the portfolio;

•	Stop loss: metrics which purpose is to review positions, should losses accumulated in a certain period reach a certain amount;

•	Concentration: cumulative exposure of a certain financial instruments or risk factor calculated at market value (“MtM – Mark to Market”); and

•	Stressed VaR: statistical metric resulting from the VaR calculation, with the purpose of capturing the highest risk in simulations for the current portfolio, considering the returns that can be observed in historic scenarios of extreme volatility.

In addition to the risk measures, sensitivity and loss control measures are also analyzed. They comprise:

•	Gap analysis: accumulated exposure, by risk factor, of cash flows expressed at market value, allocated at the maturity dates;

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•	Sensitivity (DV01 – Delta Variation): the impact on the cash flows market value when submitted to an one annual basis point increase in the current interest rates or index rate;

•	Sensitivity to the Several Risk Factors (Greeks): partial derivatives of an options portfolio in relation to the underlying assets price, implicit volatility, interest rate and timing.

ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems principally takes place in São Paulo, in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations.

VaR - Consolidated ITAÚ UNIBANCO HOLDING

The Consolidated VaR of ITAÚ UNIBANCO HOLDING is mostly calculated by the Historical Simulation method. This methodology performs a full revaluation of all positions through the actual historical distribution of assets.

The Consolidated Total VaR table provides an analysis of the exposure to market risk of ITAÚ UNIBANCO HOLDING portfolios, and to its foreign subsidiaries by showing where the largest concentrations of market risk are found. (foreign subsidiaries: Itau BBA International plc, Banco Itaú Argentina S.A., Banco Itaú Chile S.A., Banco Itaú Uruguai S.A., Banco Itaú Paraguai S.A. and Itaú BBA Colombia S.A. – Corporación Financiera).

ITAÚ UNIBANCO HOLDING maintaining its conservative management and portfolio diversification, continued with its policy of operating within low limits in relation to its capital in the period.

From January 1st to September 30, 2015, the average total VaR in Historical Simulation was R$ 204.8 million, or 0.18% of total stockholders’ equity (throughout 2014 it was R$ 131.9 million or 0.13% of total stockholders’ equity).

	(in R$ million)
	VaR Total - Historical Simulation
	09/30/2015				12/31/2014
	Average	Minimum	Maximum	Var Total	Average	Minimum	Maximum	Var Total

Risk factor group
Brazilian interest rate	130.4	78.2	219.5	212.9	92.4	37.0	161.8	124.8
Other interest rate	89.1	75.1	122.0	122.0	60.4	21.1	93.2	83.6
FX rate	55.7	16.2	118.6	33.3	36.1	3.6	141.2	26.5
Brazilian inflation indexes	134.0	103.9	294.9	233.9	99.1	45.9	162.9	115.7
Equities and commodities	22.0	17.2	49.7	34.1	22.8	10.4	60.7	22.5

Foreign units (1)
Itaú BBA International (2)	2.4	1.0	10.0	9.1	1.1	0.4	2.3	1.6
Itaú Argentina (3)	4.7	1.9	13.2	9.1	4.0	0.9	18.8	1.9
Itaú Chile (3)	7.8	4.6	14.0	9.5	3.3	1.3	5.5	5.3
Itaú Uruguai (4)	1.6	0.9	2.8	2.8	1.6	0.8	2.6	2.1
Itaú Paraguai (2)	2.9	1.3	4.6	1.9	1.3	0.6	3.6	3.5
Itaú BBA Colombia (3)	1.3	0.7	1.7	1.4	0.4	0.1	1.2	0.5

Effect of diversification				(353.6)				(194.9)
Total risk	204.8	152.3	340.7	316.3	131.9	59.0	227.7	193.1

(1) Determined in local currency and converted into reais at the daily quotation

(2) VaR calculated using the Parametric approach.

(3) VaR calculated using historical simulation as from the 1st quarter of 2015.

(4) VaR calculated using historical simulation as from this quarter.

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Interest rate

The table on the position of accounts subject to interest rate risk group them by products, book value of accounts distributed by maturity. This table is not used directly to manage interest rate risks; it is mostly used to enable the assessment of mismatching between accounts and products associated thereto and to identify possible risk concentration.

The following table sets forth our interest-earning assets and interest-bearing liabilities and therefore does not reflect interest rate gap positions that may exist as of any given date. In addition, variations in interest rate sensitivity may exist within the repricing periods presented due to differing repricing dates within the period.

Position of accounts subject to interest rate risk (1)

	09/30/2015						12/31/2014
	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total
Interest-bearing assets	271,474	265,928	97,933	282,268	182,143	1,099,746	305,708	226,073	97,686	257,420	117,884	1,004,771
Interbank deposits	22,277	5,470	3,143	707	2	31,599	15,879	2,259	3,997	946	-	23,081
Securities purchased under agreements to resell	89,979	108,206	-	-	-	198,185	146,898	62,020	-	-	-	208,918
Central Bank compulsory deposits	61,278	-	-	-	-	61,278	59,714	-	-	-	-	59,714
Held-for-trading financial assets	21,634	9,602	14,597	55,611	63,943	165,387	10,142	25,770	17,539	57,074	22,419	132,944
Financial assets held for trading and designated at fair value through profit or loss	-	-	117	518	-	635	-	322	171	240	-	733
Available-for-sale financial assets	3,253	8,171	9,358	38,739	28,746	88,267	5,251	9,679	7,290	29,743	26,397	78,360
Held-to-maturity financial assets	344	3	370	13,813	27,876	42,406	44	264	672	13,609	19,845	34,434
Derivatives	5,742	14,697	2,430	7,851	3,557	34,277	2,408	4,073	2,238	3,682	1,755	14,156
Loan and lease operations portfolio	66,967	119,779	67,918	165,029	58,019	477,712	65,372	121,686	65,779	152,126	47,468	452,431
Interest-bearing liabilities	283,674	115,407	76,827	280,388	71,014	827,310	270,976	85,050	60,179	277,952	57,274	751,431
Savings deposits	111,451	-	-	-	-	111,451	118,449	-	-	-	-	118,449
Time deposits	17,730	26,326	13,823	54,070	1,571	113,520	11,705	23,656	7,775	61,794	3,536	108,466
Interbank deposits	3,012	12,028	3,098	222	10	18,370	4,687	13,173	762	503	-	19,125
Deposits received under repurchase agreements	135,189	15,769	17,452	116,520	17,524	302,454	125,663	11,280	15,150	120,639	15,951	288,683
Interbank market	8,876	36,744	33,711	46,342	14,126	139,799	8,043	31,076	29,699	44,367	9,401	122,586
Institutional market	784	10,101	5,185	43,930	35,331	95,331	624	2,520	3,910	39,516	26,672	73,242
Derivatives	6,624	14,435	3,527	15,928	2,438	42,952	1,728	3,205	2,880	8,001	1,536	17,350
Financial liabilities held for trading	8	4	31	340	14	397	77	140	3	122	178	520
Liabilities for capitalization plans	-	-	-	3,036	-	3,036	-	-	-	3,010	-	3,010
Difference asset / liability (2)	(12,200)	150,521	21,106	1,880	111,129	272,436	34,732	141,023	37,507	(20,532)	60,610	253,340
Cumulative difference	(12,200)	138,321	159,427	161,307	272,436		34,732	175,755	213,262	192,730	253,340
Ratio of cumulative difference to total interest-bearing assets	(1.1%)	12.6%	14.5%	14.7%	24.8%		3.5%	17.5%	21.2%	19.2%	25.2%

(1) Remaining contractual terms.

(2) The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective period-end date, considering the contractually agreed terms.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	151

Position of accounts subject to currency risk

	09/30/2015
	Dollar	Euro	Chilean Peso	Other	Total
Assets
Cash and deposits on demand	5,299	1	829	4,749	10,878
Central Bank compulsory deposits	318	-	306	6,111	6,735
Interbank deposits	18,785	-	2,463	4,206	25,454
Securities purchased under agreements to resell	432	-	77	221	730
Financial assets held for trading	6,393	-	37	936	7,366
Financial assets designated at fair value through profit or loss	635	-	-	-	635
Derivatives	13,930	-	1,738	223	15,891
Available-for-sale financial assets	29,474	-	2,899	1,811	34,184
Held-to-maturity financial assets	15,112	-	-	-	15,112
Loan operations and lease operations portfolio, net	66,322	-	36,546	21,346	124,214
Total assets	156,700	1	44,895	39,603	241,199

	09/30/2015
	Dollar	Euro	Chilean Peso	Other	Total
Liabilities
Deposits	67,849	-	26,626	31,918	126,393
Securities sold under repurchase agreements	22,308	-	411	678	23,397
Financial liabilities held for trading	397	-	-	-	397
Derivatives	14,568	-	2,049	42	16,659
Interbank market debt	58,416	-	2,462	528	61,406
Institutional market debt	46,738	-	8,097	423	55,258
Total liabilities	210,276	-	39,645	33,589	283,510

Net position	(53,576)	1	5,250	6,014	(42,311)

	12/31/2014
	Dollar	Euro	Chilean Peso	Other	Total
Assets
Cash and deposits on demand	6,607	-	656	2,872	10,135
Central Bank compulsory deposits	292	-	303	4,035	4,630
Interbank deposits	12,274	1	1,055	1,876	15,206
Securities purchased under agreements to resell	166	-	1	-	167
Financial assets held for trading	7,469	-	144	940	8,553
Financial assets designated at fair value through profit or loss	733	-	-	-	733
Derivatives	5,632	-	1,030	109	6,771
Available-for-sale financial assets	18,897	-	2,435	1,342	22,674
Held-to-maturity financial assets	10,332	-	-	-	10,332
Loan operations and lease operations portfolio, net	63,371	-	26,490	16,157	106,018
Total assets	125,773	1	32,114	27,331	185,219

	12/31/2014
	Dollar	Euro	Chilean Peso	Other	Total
Liabilities
Deposits	57,875	-	19,929	28,813	106,617
Securities sold under securities repurchase agreements	14,913	-	181	250	15,344
Financial liabilities held for trading	520	-	-	-	520
Derivatives	5,402	-	1,088	28	6,518
Interbank market debt	39,935	-	2,823	540	43,298
Institutional market debt	31,519	-	4,425	286	36,230
Total liabilities	150,164	-	28,446	29,917	208,527

Net position	(24,391)	1	3,668	(2,586)	(23,308)

The exposure to share price risk is disclosed in Note 7 related to financial assets held for trading and Note 10, related to available-for-sale financial assets.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	152

Liquidity risk

Liquidity risk is defined as the existence of imbalances between marketable assets and liabilities due – mismatching between payments and receipts - which may affect payment capacity of ITAÚ UNIBANCO HOLDING, taking into consideration the different currencies and payment terms and their respective rights and obligations.

Policies and procedures

The management of liquidity risks seeks to guarantee liquidity sufficient to support possible outflows in market stress situations, as well as the compatibility between funding and the terms and liquidity of assets.

ITAÚ UNIBANCO HOLDING has a structure dedicated to improve the monitoring, control and analysis, through models of projections of the variables that affect cash flows and the level of reserves in local and foreign currencies.

The document that details the guidelines established by the internal policy on liquidity risk management, that is not part of the financial statements, may be viewed on the website www.itau.com.br/relacoes-com-investidores, in the section Corporate Governance/Rules and Policies / Public Access Report – Liquidity Risk.

The liquidity risk measurement process makes use of corporate and own in-house developed application systems. ITAÚ UNIBANCO HOLDING manages proprietary IT systems to support the liquidity risk measurement process.

Additionally, ITAÚ UNIBANCO HOLDING establishes guidelines and limits. Compliance with these guidelines and limits is periodically analyzed in technical committees, and their purpose is to provide an additional safety margin to the minimum projected needs. The liquidity management policies and the respective limits are established based on prospective scenarios periodically reviewed and on the definitions of the top management.

These scenarios may be reviewed in view of cash requirements resulting from atypical market situations or arising from strategic decisions of ITAÚ UNIBANCO HOLDING.

In compliance with the requirements of CMN Resolution No. 4,090 of May 24, 2012 and BACEN Circular N° 3,393 of June 3, 2008 , the Statement of Liquidity Risk (DRL) is sent to BACEN on a monthly basis, and the following items for monitoring and supporting decisions are periodically prepared and submitted to top management:

•	Different scenarios projected for changes in liquidity;
•	Contingency plans for crisis situations;
•	Reports and charts that describe the risk positions;
•	Assessment of funding costs and alternative sources of funding;
•	Monitoring of changes in funding through a constant control over sources of funding, considering the type of investor and maturities, among other factors;

Primary sources of funding

ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Total funding from clients reached R$ 561.7 billion (R$ 538.1 billion at 12/31/2014), particularly funding from time deposits. A considerable portion of these funds – 34.7% of total, or R$ 194.7 billion – is available on demand to the client. However, the historical behavior of the accumulated balance of the two largest items in this group – demand and savings deposits - is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	153

	09/30/2015			12/31/2014
Funding from clients	0-30 days	Total	%	0-30 days	Total	%
Deposits	189,581	300,729		183,574	294,773
Demand deposits	57,388	57,388	10.2	48,733	48,733	9.1
Savings deposits	111,451	111,451	19.8	118,449	118,449	22.0
Time deposits	17,730	113,520	20.2	11,705	108,466	20.2
Other	3,012	18,370	3.3	4,687	19,125	3.5
Funds from acceptances and issuance of securities (1)	3,140	59,478	10.6	3,959	47,750	8.9
Funds from own issue (2)	1,563	135,639	24.2	2,840	139,910	26.0
Subordinated debt	421	65,910	11.7	174	55,617	10.3
Total	194,705	561,756		190,547	538,050

(1) Includes mortgage notes, real estate credit bills, agribusiness, financial and structured operations certificates recorded in interbank market and debts and liabilities for issuance of debentures and foreign borrowings and securities recorded in funds from institutional markets.

(2) Refer to deposits received under securities repurchase agreements with securities from own issue.

Control over liquidity

ITAÚ UNIBANCO HOLDING manages its liquidity reserves based on estimates of funds that will be available for investment, considering the continuity of business in normal conditions.

During the period of 2015, ITAÚ UNIBANCO HOLDING maintained appropriate levels of liquidity in Brazil and abroad. Liquid assets (cash and deposits on demand, securities purchased under agreements to resell - funded position and government securities – available, detailed in the table Undiscounted future flows – Financial assets) totaled R$ 120.4 billion and accounted for 61.8% of the short-term redeemable obligations, 21.4% of total funding, and 14.0% of total assets.

The table below shows the indicators used by ITAÚ UNIBANCO HOLDING in the management of liquidity risk:

Liquidity indicators	09/30/2015%	12/31/2014%
Net assets (1) / funds within 30 days (2)	61.8	72.1
Net assets (1) / total funds (3)	21.4	25.5
Net assets (1) / total assets (4)	14.0	17.0

(1) Net assets: Cash and deposits on demand, Securities purchased under agreements to resell – Funded position and Government securities - available. Detailed in the table Undiscounted future flows – Financial assets.

(2) Table Funding from clients (Total Funding from clients 0-30 days).

(3) Table funding from clients (Total funding from clients).

(4) Detailed in the table Undiscounted future flows – Financial assets, total present value regards R$ 858,397 (R$ 809,448 at 12/31/2014).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	154

The following table presents assets and liabilities according to their remaining contractual maturities, considering their undiscounted flows.

Undiscounted future flows except for derivatives	09/30/2015					12/31/2014
Financial assets (1)	0 - 30 days	31 - 365 days	366 - 720 days	Over 720 days	Total	0 - 30 days	31 - 365 days	366 - 720 days	Over 720 days	Total
Cash and deposits on demand	18,138	-	-	-	18,138	17,527	-	-	-	17,527

Interbank investments	118,459	97,495	708	196	216,858	170,482	51,967	1,097	32	223,578
Securities purchased under agreements to resell – Funded position (2)	53,502	-	-	-	53,502	74,275	-	-	-	74,275
Securities purchased under agreements to resell – Financed position	42,619	88,617	-	-	131,236	80,085	45,512	-	-	125,597
Interbank deposits	22,338	8,878	708	196	32,120	16,122	6,455	1,097	32	23,706

Securities	63,358	19,193	17,830	136,798	237,179	55,315	19,009	15,470	106,023	195,817
Government securities - available	48,748	-	-	-	48,748	45,587	-	-	-	45,587
Government securities – subject to repurchase commitments	9,258	7,216	6,383	54,631	77,488	3,440	5,491	5,473	41,548	55,952
Private securities - available	5,343	11,761	11,447	82,167	110,718	6,102	10,520	8,750	57,179	82,551
Private securities – subject to repurchase commitments	9	216	-	-	225	186	2,998	1,247	7,296	11,727

Derivative financial instruments	5,742	12,976	3,492	6,800	29,010	2,408	5,342	1,167	3,719	12,636
Gross position	-	-	-	21	21	-	-	-	19	19
Cross Currency Swap Deliverable - Asset position	-	-	-	923	923	-	-	-	560	560
Cross Currency Swap Deliverable - Liability position	-	-	-	(902)	(902)	-	-	-	(541)	(541)
Net position	5,742	12,976	3,492	6,779	28,989	2,408	5,342	1,167	3,700	12,617
Swaps	49	1,422	2,219	4,517	8,207	448	812	643	2,913	4,816
Option	1,617	5,817	504	862	8,800	481	1,720	308	363	2,872
Forward (onshore)	3,088	2,007	6	-	5,101	846	1,548	-	-	2,394
Other derivative financial instruments	988	3,730	763	1,400	6,881	633	1,262	216	424	2,535
Loan and lease operations portfolio (3)	59,016	174,028	90,077	198,560	521,681	56,652	169,230	90,854	180,050	496,786
Total financial assets	264,713	303,692	112,107	342,354	1,022,866	302,384	245,548	108,588	289,824	946,344
(1) The assets portfolio does not take into consideration the balance of compulsory deposits in Central Bank, amounting to R$ 65,263 (R$ 63,106 at 12/31/2014), which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not considered in the assets portfolio because they are covered in Note 30.

(2) Net of R$ 13,165 (R$ 5,945 at 12/31/2014) which securities are restricted to guarantee transactions at BM&FBOVESPA S.A. and the Central Bank of Brazil.

(3) Net of payment to merchants of R$ 37,880 (R$ 39,386 at 12/31/2014) and the amount of liabilities from transactions related to credit assignments R$ 5,590 (R$ 4,336 at 12/31/2014) .

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	155

Undiscounted future flows except for derivatives	09/30/2015					12/31/2014
Financial liabilities	0 – 30 days	31 – 365 days	366 – 720 days	Over 720 days	Total	0 – 30 days	31 – 365 days	366 – 720 days	Over 720 days	Total

Deposits	191,407	56,049	11,087	70,201	328,744	182,849	47,531	14,851	58,881	304,112
Demand deposits	57,388	-	-	-	57,388	48,733	-	-	-	48,733
Savings deposits	111,451	-	-	-	111,451	118,449	-	-	-	118,449
Time deposit	19,298	40,981	10,946	70,042	141,267	10,867	33,601	14,521	58,564	117,553
Interbank deposits	3,270	15,068	141	159	18,638	4,800	13,930	330	317	19,376

Compulsory deposits	(42,787)	(9,089)	(1,885)	(11,502)	(65,263)	(42,811)	(6,455)	(2,190)	(11,650)	(63,106)
Demand deposits	(10,035)	-	-	-	(10,035)	(7,404)	-	-	-	(7,404)
Savings deposits	(28,290)	-	-	-	(28,290)	(33,084)	-	-	-	(33,084)
Time deposit	(4,462)	(9,089)	(1,885)	(11,502)	(26,938)	(2,323)	(6,455)	(2,190)	(11,650)	(22,618)

Securities sold under repurchase agreements (1)	153,533	38,597	94,495	58,278	344,903	164,309	28,544	57,449	108,099	358,402
Government securities	125,425	6,194	2,959	25,816	160,394	143,717	2,161	3,888	20,227	169,992
Private securities	5,092	32,203	91,536	32,216	161,047	6,383	25,924	53,561	87,324	173,192
Foreign	23,016	200	-	246	23,462	14,210	460	-	548	15,218

Funds from acceptances and issuance of securities (2)	3,233	26,485	13,100	23,127	65,945	4,054	24,017	10,777	14,319	53,167

Borrowings and onlending (3)	6,527	54,967	21,997	28,570	112,061	4,290	37,668	19,414	31,890	93,262

Subordinated debt (4)	443	12,935	14,278	59,036	86,692	191	6,537	12,979	56,349	76,056

Derivative financial instruments	6,624	13,811	4,125	13,125	37,685	1,728	5,116	1,318	7,668	15,830
Gross position	-	137	-	-	137	-	31	-	-	31
Cross Currency Swap Deliverable - Asset position	-	(4,151)	-	(214)	(4,365)	-	(969)	(10)	-	(979)
Cross Currency Swap Deliverable - Liability position	-	4,288	-	214	4,502	-	1,000	10		1,010
Net position	6,624	13,674	4,125	13,125	37,548	1,728	5,085	1,318	7,668	15,799
Swaps	948	3,592	2,585	10,897	18,022	241	1,761	778	6,754	9,534
Option	1,899	5,955	668	729	9,251	431	1,853	353	420	3,057
Forward (onshore)	2,720	-	-	-	2,720	681	1	-	-	682
Other derivative financial instruments	1,057	4,127	872	1,499	7,555	375	1,470	187	494	2,526

Total financial liabilities	318,980	193,755	157,197	240,835	910,767	314,610	142,958	114,599	265,556	837,723

(1) Includes own and third parties’ portfolios.

(2) Includes mortgage notes, real estate credit bills, agribusiness, financial bills and structured operations certificates recorded in interbank market funds and liabilities for issuance of debentures and foreign securities recorded in funds from institutional markets.

(3) Recorded in funds from interbank markets.

(4) Recorded in funds from institutional markets.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	156

	09/30/2015					12/31/2014
Off balance sheet	0 – 30 days	31 – 365 days	366 – 720 days	Over 720 days	Total	0 – 30 days	31 – 365 days	366 – 720 days	Over 720 days	Total
Endorsements and sureties	1,607	14,569	5,782	53,185	75,143	2,003	14,721	4,207	52,828	73,759
Commitments to be released	83,581	34,305	25,843	84,794	228,523	73,356	60,785	17,980	69,377	221,498
Letters of credit to be released	10,530	-	-	-	10,530	11,091	-	-	-	11,091
Contractual commitments - Fixed assets and Intangible (Notes 15 and 16)	-	76	340	-	416	-	267	308	-	575
Total	95,718	48,950	31,965	137,979	314,612	86,450	75,773	22,495	122,205	306,923

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	157

Note 37 – Supplementary Information

Itaú Chile Holdings - On July 17, 2015, after approval of proper regulatory authorities, the subsidiary Itaú Chile Holdings (ICH) was dissolved. Therefore, the investments held by ICH were transferred to ITAÚ UNIBANCO HOLDING. The transaction had an accounting effect of R$ (251) million.

Note 38 – Subsequent Event

On October 21, 2015, ITAÚ UNIBANCO HOLDING, through its subsidiary Redecard S.A. (Rede), entered into a share purchase and sale commitment with Odebrecht Transport S.A. for acquisition of 50% of capital of ConectCar Soluções de Mobilidade Eletrônica S.A. (ConectCar) for the amount of R$ 170 million.

ConectCar is an institution engaged in own payment arrangements, and a provider of intermediation services for automatic payment of tolls, fuels and parking lots, ranked as the second largest company in the sector, currently operating in 12 States and in the Federal District. It was organized in 2012 as a result of the partnership between Odebrecht Transport S.A. and Ipiranga Produtos de Petróleo S.A., a company controlled by Ultrapar Participações S.A., which currently holds the remaining 50% of ConectCar’s capital.

Governance will be shared with the Ultra group, and the effective acquisition and financial settlement will occur after the fulfillment of certain contractual conditions and obtainment of the required regulatory and government authorizations.

The transaction will not have significant accounting effect in Itaú Unibanco’s results.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2015	158